Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

04010367

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: **Other information**

Lima, February 27th, 2004

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Ref.- Ferreyros' General Stockholder's Meeting – March 24,2004

Hereby we inform you that our Board of Directors in its session held yesterday, approved to perform our next General Stockholder's Meeting, on March 24, 2004. If the required quorum is not obtained, the second meeting will be held on Monday, March 29, 2004 at the same hour and place.

The agenda for General Stockholders' meting will be as follows:

1.- Review and approval of 2003 financial statements and annual report.
2.- Profits distribution
3.- Capital increase by capitalization of capital reexpresion, free disposition profits and partial capitalization of reevaluation excess.
4.- Modification of Article 5° of the Statute, referred to the capital stock.
5.- Appointment of External Auditors.

Those who are holders of shares registred in the company's shareholders registry or in CAVALI registry at least 10 days prior to the meeting, have the right to attend.

dlw 3/9

Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

ferreyros

The power of attorney to the represented will be registered in the company´s office (second floor) no later than 24 hours before the meeting.

Fin enclosed copies of the Annual Audited Financial Statements and the Annual Report which will be subject to the meeting approval. This same information is at the shareholders disposal in our office.

Faithfully yours,

ferreyros S.A.A.

MARIELA GARCIA DE FABBRI
Gerente de División Finanzas

FERREYROS S.A.A.

ESTADOS FINANCIEROS
31 DE DICIEMBRE DEL 2003 Y 31 DE DICIEMBRE DEL 2002

FERREYROS S.A.A.

ESTADOS FINANCIEROS
31 DE DICIEMBRE DEL 2003 Y 31 DE DICIEMBRE DEL 2002

CONTENIDO

S/. = Nuevo sol
US$ = Dólar estadounidense

PRICEWATERHOUSECOOPERS

Dongo-Soria Gaveglio y Asociados
Sociedad Civil
Firma Miembro de PricewaterhouseCoopers
Av. Canaval y Moreyra 380
Lima 27, Perú
Apartado 1434-2869
Telfs.: (51 1) 211-6500 411-5800
Fax : (51 1) 442-6522 211-6565

DICTAMEN DE LOS AUDITORES INDEPENDIENTES

19 de febrero del 2004

A los señores Accionistas y Directores
Ferreyros S.A.A.

Hemos auditado los balances generales adjuntos de **Ferreyros S.A.A.** al 31 de diciembre del 2003 y al 31 de diciembre del 2002 y los correspondientes estados de ganancias y pérdidas, de cambios en el patrimonio neto y de flujos de efectivo por los años terminados en esas fechas. La preparación de dichos estados financieros es responsabilidad de la Gerencia de la Compañía. Nuestra responsabilidad consiste en emitir una opinión sobre estos estados financieros basada en las auditorías que efectuamos.

Nuestras auditorías fueron efectuadas de acuerdo con normas de auditoría generalmente aceptadas en el Perú. Tales normas requieren que planifiquemos y realicemos nuestro trabajo con la finalidad de obtener una seguridad razonable de que los estados financieros no contienen errores importantes. Una auditoría comprende el examen, basado en comprobaciones selectivas, de las evidencias que respaldan los importes y las divulgaciones expuestas en los estados financieros. Una auditoría también comprende la evaluación de los principios de contabilidad aplicados y de las estimaciones significativas efectuadas por la Gerencia de la Compañía, así como una evaluación de la presentación general de los estados financieros. Consideramos que las auditorías efectuadas constituyen una base razonable para fundamentar nuestra opinión.

En nuestra opinión, los estados financieros antes indicados, preparados para los fines expuestos en el siguiente párrafo, presentan razonablemente, en todos sus aspectos significativos, la situación financiera de **Ferreyros S.A.A.** al 31 de diciembre del 2003 y al 31 de diciembre del 2002, los resultados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas, de acuerdo con principios de contabilidad generalmente aceptados en el Perú.

Los estados financieros individuales de **Ferreyros S.A.A.** han sido preparados en cumplimiento de los requerimientos vigentes en el Perú para la presentación de información financiera y no sobre una base consolidada. Estos estados financieros deben leerse junto con los estados financieros consolidados de **Ferreyros S.A.A. y subsidiarias**, presentados por separado y sobre los cuales en nuestro dictamen de la fecha emitimos una opinión sin salvedades.

Dongo-Soria Gaveglio y Asociados

Refrendado por

-----------------------------------(socio)
Félix U. Horna
Contador Público Colegiado
Matrícula No.13774

FERREYROS S.A.A.

BALANCE GENERAL (Notas 1, 2, 3 y 27)
A VALORES CONSTANTES

ACTIVO	Al 31 de diciembre del 2003 S/.000	2002 S/.000
ACTIVO CORRIENTE		
Caja y bancos (Nota 4)	35,337	27,386
Cuentas por cobrar comerciales (Notas 5 y 25)	69,703	46,455
Otras cuentas por cobrar (Nota 6)	83,598	51,206
Existencias (Nota 8)	200,165	235,024
Gastos pagados por anticipado	2,258	3,271
Total del activo corriente	391,061	363,342
CUENTAS POR COBRAR COMERCIALES A LARGO PLAZO (Notas 5 y 25)	36,406	18,224
IMPUESTO A LA RENTA Y PARTICIPACION DE LOS TRABAJADORES DIFERIDOS (Nota 14)	5,921	3,943
INVERSIONES EN VALORES (Nota 9)	101,605	121,766
INMUEBLES, MAQUINARIA Y EQUIPO (Nota 10)	227,692	220,901
OTROS ACTIVOS	536	18,232
	763,221	746,408

PASIVO Y PATRIMONIO NETO	Al 31 de diciembre del 2003 S/.000	2002 S/.000
PASIVO CORRIENTE		
Sobregiros y préstamos bancarios (Nota 11)	26,243	19,354
Porción corriente de deudas a largo plazo (Nota 12)	19,653	38,316
Cuentas por pagar comerciales (Nota 13)	194,362	199,572
Otras cuentas por pagar	33,180	27,249
Total del pasivo corriente	273,438	284,491
DEUDAS A LARGO PLAZO (Nota 12)	223,132	211,923
INGRESOS DIFERIDOS	4,564	5,692
PATRIMONIO NETO (Nota 15)		
Capital	230,010	184,683
Capital adicional	-	41,434
Excedente de revaluación	10,416	11,766
Reserva legal	1,335	253
Resultados acumulados	20,326	6,166
	262,087	244,302
SITUACION TRIBUTARIA (Nota 16)		
CONTINGENCIAS Y COMPROMISOS (Nota 17)		
EVENTO SUBSECUENTE (Nota 28)		
	763,221	746,408

Las notas que se acompañan forman parte de los estados financieros.

FERREYROS S.A.A.

ESTADO DE GANANCIAS Y PERDIDAS (Notas 1, 2 y 7)
A VALORES CONSTANTES

		Por el año terminado el 31 de diciembre del	
		2003	2002
		S/.000	S/.000
Ventas netas:			
Terceros		679,230	585,144
Empresas afiliadas		10,130	8,440
		689,360	593,584
Otros ingresos operacionales		5,091	12,080
		694,451	605,664
Costo de ventas (Nota 18):			
Terceros		(517,445)	(432,323)
Empresas afiliadas		(10,082)	(7,797)
		(527,527)	(440,120)
Gastos de administración (Nota 19)		(54,096)	(54,160)
Gastos de venta (Nota 20)		(68,880)	(62,693)
		(650,503)	(556,973)
Utilidad de operación		43,948	48,691
Otros ingresos (gastos):			
Ingresos financieros (Nota 21)		15,212	21,166
Gastos financieros (Nota 22)		(31,546)	(43,548)
Resultado por exposición a la inflación		10,580	(8,269)
Diversos, neto (Nota 23)		(4,898)	(2,573)
		(10,652)	(33,224)
Utilidad antes de participación de los trabajadores e impuesto a la renta		33,296	15,467
Participación de los trabajadores:			
Corriente (Nota 16)		(3,471)	(2,878)
Diferido (Nota 14)		501	1,815
Impuesto a la renta:			
Corriente (Nota 16)		(11,716)	(9,710)
Diferido (Nota 14)		1,689	6,124
Utilidad neta		20,299	10,818
Utilidad básica por acción (Nota 24)	S/.	0.099	0.053

Las notas que se acompañan forman parte de los estados financieros.

FERREYROS S.A.A.

ESTADO DE CAMBIOS EN EL PATRIMONIO NETO (Nota 15)
A VALORES CONSTANTES
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DEL 2003
Y EL 31 DE DICIEMBRE DEL 2002

	Capital	Capital adicional	Excedente de revaluación	Reserva legal	Resultados acumulados	Total
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Saldos al 1 de enero del 2002	179,814	46,303	11,766	253	(4,652)	233,484
Capitalización de partidas patrimoniales	4,869	(4,869)	-	-	-	-
Utilidad neta	-	-	-	-	10,818	10,818
Saldos al 31 de diciembre del 2002	184,683	41,434	11,766	253	6,166	244,302
Distribución de dividendos	-	-	-	-	(2,514)	(2,514)
Capitalización de partidas patrimoniales	45,327	(41,434)	(1,350)	-	(2,543)	-
Transferencia a la Reserva legal	-	-	-	1,082	(1,082)	-
Utilidad neta	-	-	-	-	20,299	20,299
Saldos al 31 de diciembre del 2003	230,010	-	10,416	1,335	20,326	262,087

Las notas que se acompañan forman parte de los estados financieros.

FERREYROS S.A.A.

ESTADO DE FLUJOS DE EFECTIVO (Notas 2 y 26)
A VALORES CONSTANTES

	Por el año terminado el 31 de diciembre del	
	2003	**2002**
	S/.000	**S/.000**
ACTIVIDADES DE OPERACION		
Cobranza a clientes	645,762	624,436
Otros cobros relativos a la actividad	16,523	18,417
Pago a proveedores	(537,569)	(295,653)
Pago de remuneraciones y beneficios sociales	(80,122)	(69,922)
Pago de tributos	(7,826)	(4,810)
Otros pagos relativos a la actividad	(9,380)	(17,215)
Efectivo neto provisto por las actividades de operación	27,388	255,253
ACTIVIDADES DE INVERSION		
Venta de inversiones en valores	34,584	-
Venta de inmuebles, maquinaria y equipo	2,188	6,527
Compra de maquinaria y equipo	(5,203)	(5,977)
Compra de inversiones en valores	(1,117)	(23)
Cobros de otras inversiones en valores	1,619	1,066
Dividendos recibidos	9,586	3,424
Efectivo neto provisto por las actividades de inversión	41,657	5,017
ACTIVIDADES DE FINANCIAMIENTO		
Titulización de cuentas por cobrar, neto	(35,534)	14,027
Sobregiros y préstamos bancarios, neto	6,889	(133,002)
Deudas a largo plazo, neto	(7,454)	(86,045)
Intereses de sobregiros y préstamos bancarios, y deudas a largo plazo	(33,083)	(40,303)
Dividendos pagados	(2,492)	-
Efectivo neto aplicado a las actividades de financiamiento	(71,674)	(245,323)
(Disminución neta) aumento neto del efectivo	(2,629)	14,947
Resultado por exposición a la inflación	10,580	(8,269)
Saldo del efectivo al inicio del año	27,386	20,708
Saldo del efectivo al final del año	35,337	27,386

FERREYROS S.A.A.

ESTADO DE FLUJOS DE EFECTIVO (Continuación)
A VALORES CONSTANTES

	Por el año terminado el 31 de diciembre del	
	2003	**2002**
	S/.000	**S/.000**
CONCILIACION DEL RESULTADO NETO CON EL FLUJO DE EFECTIVO DE LAS ACTIVIDADES DE OPERACION		
Utilidad neta	20,299	10,818
Ajustes para conciliar la utilidad neta con el flujo de efectivo de las actividades de operación:		
Provisión para cuentas de cobranza dudosa	12,256	14,021
Recuperación de provisión para cuentas de cobranza dudosa	(1,814)	-
Provisión para desvalorización de existencias	16,888	9,381
Recuperación de provisión para desvalorización de existencias	(13,828)	(1,405)
Valor de participación patrimonial de inversiones en valores	(7,006)	(5,551)
Participación patrimonial en patrimonios en fideicomiso	(2,763)	(5,762)
Pérdida en venta de inversión en valores	2,357	-
(Recupero) provisión por fluctuación de inversión en valores	(168)	144
Dividendos ganados no cobrados	547	-
Pérdida (ganancia) en venta de inmuebles, maquinaria y equipo	158	(1,024)
Depreciación y amortización	30,774	33,645
Gastos financieros	31,546	43,548
Remuneraciones al directorio	1,698	800
Participación de los trabajadores	3,471	2,878
Impuesto a la renta y participación de los trabajadores diferidos	(2,190)	(9,171)
Resultado por exposición a la inflación	(10,580)	8,269
Otros	(8,681)	(3,310)
Cambios netos en activos y pasivos:		
Cuentas por cobrar comerciales	(47,105)	26,884
Otras cuentas por cobrar	(1,625)	8,019
Existencias	31,799	64,148
Gastos pagados por anticipado	763	1,054
Cuentas por pagar comerciales	(5,210)	75,694
Otras cuentas por pagar	(24,198)	(17,827)
Efectivo neto provisto por las actividades de operación	27,388	255,253

Las notas que se acompañan forman parte de los estados financieros.

FERREYROS S.A.A.

NOTAS A LOS ESTADOS FINANCIEROS
31 DE DICIEMBRE DEL 2003 Y 31 DE DICIEMBRE DEL 2002

1 ACTIVIDAD ECONOMICA

Ferreyros S.A.A. (en adelante la Compañía) se constituyó en la ciudad de Lima en setiembre de 1922 con el nombre de Enrique Ferreyros y Cía. Sociedad en Comandita. Posteriormente, efectuó diversos cambios de denominación hasta junio de 1998, cuando modificó su estatuto social a fin de adecuarlo a la Nueva Ley General de Sociedades, por el cual su nueva denominación es Ferreyros Sociedad Anónima Abierta (Ferreyros S.A.A.). Su domicilio legal es Avenida Industrial 675, Lima y cuenta con oficinas en Piura, Chiclayo, Trujillo, Chimbote, Ica, Arequipa, Cusco, Huaypetue, Huancayo, Huaraz, Ayacucho y Cajamarca. Su actividad principal es la importación y venta de maquinaria, equipos y repuestos, alquiler de maquinaria y equipos y la prestación de servicios de taller.

El personal utilizado por la Compañía para desarrollar sus actividades, al inicio y al final del año 2003, comprendió 28 funcionarios, 477 empleados y 565 obreros, y 33 funcionarios, 519 empleados y 592 obreros, respectivamente.

De acuerdo con la Ley General de Sociedades, los estados financieros al 31 de diciembre del 2003 han sido formulados por el Directorio, el que los someterá a consideración de la Junta General Ordinaria de Accionistas convocada para el 24 de marzo del 2004.

2 PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros se preparan de acuerdo con las disposiciones legales sobre la materia y los principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad en el Perú comprenden sustancialmente a las Normas Internacionales de Contabilidad (NIC) oficializadas a través de resoluciones emitidas por el Consejo Normativo de Contabilidad. A la fecha de los estados financieros el Consejo Normativo de Contabilidad ha oficializado la aplicación de las NIC de la 1 a la 41 y los pronunciamientos del 1 al 35 del Comité de Interpretaciones (SIC). La aplicación de la versión revisada en el 2000 de la NIC 39 es obligatoria a partir del 1 de enero del 2004. La Gerencia estima que la adopción de esta norma no tendrá efectos importantes en sus estados financieros.

Los principios y prácticas contables más importantes aplicados para el registro de las operaciones y la preparación de los estados financieros son los siguientes:

a) Ajuste de los estados financieros para reconocer los efectos de la inflación -

Los estados financieros han sido ajustados para reflejar el efecto de las variaciones en el poder adquisitivo de la moneda peruana de acuerdo con la metodología aprobada por el Consejo Normativo de Contabilidad. Esta metodología requiere la actualización de las partidas no monetarias de los estados financieros en función a su fecha de origen, aplicando los Indices de Precios al por Mayor.

Las partidas monetarias y las partidas en moneda extranjera no son sujetas de ajuste al estar expresadas en moneda de poder adquisitivo de la fecha de cierre.

La variación en el poder adquisitivo de la moneda peruana establecida con base a los Indices de Precios al por Mayor (IPM), de acuerdo con estadísticas oficiales para los años 2003 y 2002, ha sido 2.0% y 1.7%, respectivamente.

b) Uso de estimaciones contables -

El proceso de preparación de los estados financieros requiere que la Gerencia de la Compañía lleve a cabo estimaciones y supuestos para la determinación de los saldos de los activos y pasivos, el monto de las contingencias y el reconocimiento de los ingresos y gastos. Si estas estimaciones o supuestos, que se basan en el mejor criterio de la Gerencia a la fecha de los estados financieros, variaran como resultado de cambios en las premisas en las que se sustentaron, los saldos de los estados financieros se corrigen en la fecha en la que el cambio en las estimaciones y supuestos se produce. Las principales estimaciones relacionadas con los estados financieros se refieren a la provisión para cuentas de cobranza dudosa, la provisión para desvalorización de existencias, la provisión para fluctuación de inversiones en valores, la depreciación de los inmuebles, maquinaria y equipo, la amortización de otros activos y la determinación del impuesto a la renta y participación de los trabajadores (corriente y diferido).

c) Cuentas por cobrar comerciales y provisión para cuentas de cobranza dudosa -

Los saldos de las cuentas por cobrar comerciales se registran a su valor nominal, neto de su provisión para cobranza dudosa. El saldo de esta provisión, que se determina sobre la base de la identificación específica de los deudores incobrables de acuerdo con las políticas establecidas por la Gerencia, es revisado periódicamente para ajustarlo a los niveles necesarios para cubrir las pérdidas potenciales en la cartera de clientes. Las cuentas incobrables se castigan cuando se identifican como tales.

d) Operaciones de titulización -

La Compañía realiza operaciones de titulización mediante las cuales transfiere facturas y letras de cambio por cobrar a patrimonios en fideicomiso administrados por una sociedad titulizadora local. La transferencia de estas cuentas por cobrar es efectuada aplicando un factor de descuento para las facturas, y al valor presente para las letras de cambio, a efectos de determinar el valor de venta. En el 2003 y 2002, la Compañía ha reconocido un gasto producto de la transferencia de facturas con descuento por S/.6.1 millones y S/.5.6 millones, respectivamente, que se incluyen en el rubro Gastos financieros del estado de ganancias y pérdidas.

e) Existencias -

Las existencias se registran al costo de adquisición o a su valor neto de realización, el que resulte menor. El costo de los repuestos se determina de acuerdo al método de promedio ponderado y el de las demás existencias con base al método de identificación específica. El valor neto de realización es

el precio de venta estimado en el curso normal de las operaciones del negocio, menos los gastos necesarios para la venta.

f) Instrumentos financieros -

Los instrumentos financieros se definen como cualquier contrato que da lugar, simultáneamente, a un activo financiero en una empresa y a un pasivo financiero o a un instrumento de capital en otra empresa. En el caso de la Compañía, los instrumentos financieros corresponden a instrumentos primarios como son las cuentas por cobrar y por pagar, préstamos bancarios, deudas a largo plazo y las acciones representativas de su capital.

El valor razonable es el monto por el que un activo puede ser intercambiado entre un comprador y un vendedor debidamente informados, o puede ser cancelada una obligación, entre un deudor y un acreedor con suficiente información, bajo los términos de una transacción de libre competencia. Los valores de los principales instrumentos financieros de la Compañía se detallan a continuación:

- El valor en libros de caja y bancos representa su valor razonable dado que es efectivo de libre disponibilidad.

- Los valores en libros de las cuentas por cobrar y por pagar son sustancialmente similares a su valor razonable debido a que una porción importante tiene vencimiento en el corto plazo.

- Los valores en libros de las cuentas por cobrar a largo plazo, los préstamos bancarios y deudas a largo plazo son similares a su valor razonable sobre la base de la comparación de sus tasas de interés con las vigentes en el mercado para instrumentos financieros similares.

g) Inversiones en valores -

La Compañía registra sus inversiones en subsidiarias bajo el método de participación patrimonial, mediante el cual los resultados obtenidos en estas empresas son reconocidos en sus estados financieros con cargo o crédito, según corresponda, al valor en libros de la inversión y los dividendos recibidos en efectivo se acreditan al valor de las inversiones.

Las inversiones en los patrimonios en fideicomiso están registradas con base al método de participación patrimonial. En consecuencia, la Compañía reconoce en sus estados financieros los resultados de las operaciones de los patrimonios en fideicomiso.

De acuerdo a lo requerido por la NIC 39 – Instrumentos financieros: reconocimiento y medición, la Compañía ha clasificado sus inversiones en acciones comunes en otras empresas como inversiones disponibles para la venta; sin embargo, considera que dichas inversiones no serán realizadas en el corto ni mediano plazo. Las inversiones disponibles para la venta son inicialmente registradas al costo de adquisición y subsecuentemente son valuadas a su valor razonable. El valor razonable de las acciones cotizadas es determinado de acuerdo con su cotización bursátil. La utilidad o pérdida es registrada en los resultados del ejercicio. Los dividendos recibidos son registrados en los resultados del ejercicio.

h) Inmuebles, maquinaria y equipo y depreciación -

Los inmuebles, maquinaria y equipo se registran al costo, excepto los terrenos que están registrados a su costo más revaluación. La depreciación de estos bienes, excepto aquellos de la flota de alquiler, se calcula por el método de línea recta, a tasas que se consideran suficientes para absorber el costo de los activos en el plazo estimado de su vida útil. La depreciación de la maquinaria, equipo y unidades de transporte de la flota de alquiler se calcula por el método de horas - máquina utilizadas.

Los gastos de mantenimiento y reparación son cargados a los resultados cuando se incurren y las renovaciones y mejoras, cuando son por montos importantes, se capitalizan. El costo y la depreciación acumulada de los activos vendidos o retirados son eliminados de sus respectivas cuentas y la utilidad o pérdida se afecta a los resultados del período.

Las tasas anuales de depreciación utilizadas son como sigue:

	%
Edificios y otras construcciones	3
Instalaciones	10
Maquinaria y equipo	10 y 20
Maquinaria y equipo, flota de alquiler	(*)
Unidades de transporte	20
Unidades de transporte, flota de alquiler	(*)
Muebles y enseres	10 y 25

(*) En función a horas - máquina utilizadas.

i) Alquiler de maquinaria, equipo y unidades de transporte -

La maquinaria, equipo y unidades de transporte arrendados a terceros a través de contratos de arrendamiento operativo se muestran en el rubro Inmuebles, maquinaria y equipo del balance general, calculándose su correspondiente depreciación en función a horas-máquina utilizadas. Cuando vence el respectivo contrato, estos activos son transferidos al rubro Existencias para su acondicionamiento para una posterior venta o alquiler; en este último caso, son transferidos al rubro Inmuebles, maquinaria y equipo. El ingreso por alquileres se reconoce en función a las horas-máquina utilizadas mensualmente durante el plazo del contrato.

j) Contratos de arrendamiento -

Los contratos de arrendamiento de maquinarias y equipos se registran de acuerdo con el método financiero, registrándose el monto del arrendamiento como un activo y una obligación, y cargándose a resultados los correspondientes gastos financieros y la depreciación de los activos, en el período en que se devengan. La depreciación de estos bienes es calculada por el método de horas-máquina utilizadas.

k) Plusvalía mercantil -

La plusvalía mercantil, incluido en el rubro Otros activos del balance general, al 31 de diciembre del 2002 representó principalmente la diferencia entre el mayor valor del costo de adquisición de una subsidiaria y el valor razonable de la participación de la Compañía en sus activos netos a la fecha de adquisición. La plusvalía mercantil se amortizó por el método de línea recta a razón de 10% anual. La Compañía vendió su participación en dicha subsidiaria en abril del 2003 (Nota 9).

l) Reconocimiento de ingresos -

Los ingresos por venta de máquinas, motores, automotores y repuestos se reconocen cuando se transfieren al comprador todos los riesgos y beneficios inherentes a la propiedad de los mismos. Los ingresos por servicios de taller se reconocen cuando el servicio ha sido brindado.

Los ingresos por servicios de mantenimiento y reparación y alquiler de maquinaria y equipo se reconocen en el ejercicio en que se prestan los servicios correspondientes.

Otros ingresos de la Compañía se reconocen de la siguiente manera:

Ingresos por alquileres e intereses de financiamiento de ventas a plazo: sobre la base del devengado.
Ingresos por comisiones de pedido directo: cuando el proveedor atiende el pedido.
Ingresos por intereses financieros: sobre la base del rendimiento efectivo.
Ingresos por dividendos: cuando se establece el derecho de la Compañía de recibir su pago.

m) Impuesto a la renta y participación de los trabajadores -

El impuesto a la renta y participación de los trabajadores corrientes se calculan con base a la materia imponible determinada de acuerdo con disposiciones tributarias vigentes.

El impuesto a la renta diferido se registra por el método del pasivo sobre la base de las diferencias temporales que surgen entre la base tributaria de los activos y pasivos y su saldo en los estados financieros, aplicando la legislación y la tasa del impuesto vigentes. Las principales diferencias temporales identificadas se resumen en la Nota 14.

Impuestos diferidos activos sólo se reconocen en la medida que sea probable que se dispondrá de utilidades gravables futuras contra las que se pueda utilizar estos créditos.

n) Provisiones -

Las provisiones se reconocen cuando la Compañía tiene una obligación presente legal o asumida como resultado de hechos pasados, es probable que se requiera de la salida de recursos para cancelar la obligación y es posible estimar su monto confiablemente.

- Vacaciones de personal

  Las vacaciones anuales del personal y otras ausencias remuneradas se reconocen sobre la base del devengado. La provisión por la obligación estimada por vacaciones anuales y otras ausencias remuneradas del personal resultantes de servicios prestados por los empleados se reconoce a la fecha del balance general.

- Compensación por tiempo de servicios

  La provisión para compensación por tiempo de servicios del personal se constituye por el íntegro de los derechos indemnizatorios de acuerdo con la legislación vigente, y se muestra neta de los depósitos efectuados mensualmente con carácter cancelatorio, en la institución del sistema financiero elegida por los trabajadores, y se muestra en el rubro Otras cuentas por pagar del balance general.

o) Contingencias -

Los pasivos contingentes no se reconocen en los estados financieros y se exponen en notas a los estados financieros, a menos que su ocurrencia sea remota. Los activos contingentes no se reconocen en los estados financieros y se revelan sólo si es probable su realización.

p) Saldos en moneda extranjera y diferencias en cambio -

Los saldos en moneda extranjera están expresados en nuevos soles a los tipos de cambio vigentes al cierre del año. Las diferencias de cambio que generan estos saldos se incorporan en los resultados del ejercicio en que se devengan y se incluyen en el rubro Resultado por exposición a la inflación del estado de ganancias y pérdidas.

q) Efectivo y equivalentes de efectivo -

Para propósitos del estado de flujos de efectivo, el efectivo corresponde al saldo disponible en caja y depósitos y cuentas corrientes en bancos.

r) Reclasificaciones -

Ciertas reclasificaciones han sido incorporadas a los estados financieros al 31 de diciembre del 2002 para permitir su comparación con los estados financieros al 31 de diciembre del 2003.

3 SALDOS EN MONEDA EXTRANJERA

Los saldos en moneda extranjera al 31 de diciembre se resumen como sigue:

	2003 US$000	2002 US$000
Activo		
Caja y bancos	9,649	7,297
Cuentas por cobrar comerciales	23,745	13,661
Otras cuentas por cobrar	20,995	10,705
	54,389	31,663
Pasivo		
Sobregiros y préstamos bancarios	7,506	5,328
Cuentas por pagar comerciales	54,155	55,409
Otras cuentas por pagar	5,769	4,604
Deudas a largo plazo	70,087	69,519
	137,517	134,860
Pasivo neto	83,128	103,197

Al 31 de diciembre del 2003, los tipos de cambio utilizados por la Compañía para el registro de los saldos en moneda extranjera han sido de S/.3.461 y de S/.3.464 por US$1 para los activos y pasivos, respectivamente (al 31 de diciembre del 2002, S/.3.515 y S/.3.517 por US$1 para los activos y pasivos, respectivamente).

Al 31 de diciembre del 2003 y del 2002, la Compañía registró ganancias en cambio por S/.39.2 millones y S/.61.9 millones y pérdidas en cambio por S/.35.2 millones y S/.72.1 millones, respectivamente.

4 CAJA Y BANCOS

Al 31 de diciembre este rubro comprende:

	2003 S/.000	2002 S/.000
Depósitos a plazo	23,881	20,688
Cuentas corrientes	9,359	5,587
Fondo fijo	2,097	1,111
	35,337	27,386

Los depósitos a plazo en moneda extranjera son de vencimiento corriente y generan intereses a tasas promedio de mercado. Al 31 de diciembre del 2003, depósitos a plazo por US$0.5 millón se encuentran en garantía de aval otorgado por un banco local sobre letras por pagar a Caterpillar Brasil S.A. y Agco do Brasil S.A. (Nota 12).

5 CUENTAS POR COBRAR COMERCIALES

Al 31 de diciembre este rubro comprende:

	2003		2002	
	Corriente	Largo plazo	Corriente	Largo plazo
	S/.000	S/.000	S/.000	S/.000
Facturas y letras	112,669	38,194	84,387	18,925
Intereses diferidos	(5,485)	(1,788)	(2,106)	(701)
Provisión para cuentas de cobranza dudosa	(60,239)	-	(57,516)	-
	46,945	36,406	24,765	18,224
Empresas afiliadas (Nota 7)	22,758	-	21,690	-
	69,703	36,406	46,455	18,224

Las cuentas por cobrar comerciales se encuentran garantizadas con las existencias vendidas y, en algunos casos, dependiendo de la importancia de la transacción, se solicitan garantías adicionales. Dichas cuentas por cobrar no devengan intereses, con excepción de las letras por cobrar que devengan un interés anual y comisión de cobranza entre 16% y 20%.

Al 31 de diciembre del 2003, cuentas por cobrar comerciales por US$ 0.9 millones se encuentran en garantía de pagarés otorgados por Caterpillar Financial Services (Nota 12).

El movimiento anual de la provisión para cuentas de cobranza dudosa fue el siguiente:

	2003	2002
	S/.000	S/.000
Saldo inicial	57,516	43,859
Adiciones del año	7,489	14,021
Aplicaciones por anulaciones de ventas	(1,814)	-
Castigos	(860)	(359)
Resultado por exposición a la inflación	(2,092)	(5)
Saldo final	60,239	57,516

El detalle de la antigüedad de las cuentas por cobrar es el siguiente:

	2003	2002
	S/.000	S/.000
Vigentes	111,944	47,583
Vencidas hasta 30 días	1,037	6,135
Vencidas mayores a 30 días	60,640	71,284
	173,621	125,002

Las cuentas por cobrar vencidas mayores a 30 días al 31 de diciembre del 2003 y del 2002, tienen una provisión para cuentas de cobranza dudosa de S/.60.2 millones y S/.57.5 millones, respectivamente.

6 OTRAS CUENTAS POR COBRAR

Al 31 de diciembre este rubro comprende:

	2003 S/.000	2002 S/.000
Cuentas por cobrar a los patrimonios en fideicomiso (Nota 25)	58,857	23,323
Empresas afiliadas (Nota 7)	13,800	12,170
SVC Inversiones S.A.C.	8,014	8,789
Cuentas por cobrar al personal	3,381	2,743
Diversas	4,816	4,684
	88,868	51,709
Provisión para cuentas de cobranza dudosa	(5,270)	(503)
	83,598	51,206

El movimiento anual de la provisión para cuentas de cobranza dudosa fue el siguiente:

	2003 S/.000	2002 S/.000
Saldo inicial	503	512
Adiciones del año	4,767	-
Resultado por exposición a la inflación	-	(9)
Saldo final	5,270	503

7 TRANSACCIONES CON EMPRESAS AFILIADAS

El movimiento de las cuentas por cobrar y por pagar con empresas afiliadas por el año 2003, es el siguiente:

	Saldo inicial S/.000	Adiciones S/.000	Deducciones S/.000	Resultado por exposición a la inflación S/.000	Saldo final S/.000
Por cobrar -					
Comerciales:					
Orvisa S.A.	15,843	9,398	(4,391)	(71)	20,779
Unimaq S.A.	4,420	2,341	(5,297)	35	1,499
Matreq Ferreyros S.A.	868	-	(878)	10	-
Motorindustria S.A.	477	2,468	(2,620)	-	325
Fiansa S.A.	57	139	(116)	-	80
Depósitos Efe S.A.	25	309	(258)	(1)	75
	21,690	14,655	(13,560)	(27)	22,758

	Saldo inicial S/.000	Adiciones S/.000	Deducciones S/.000	Resultado por exposición a la inflación S/.000	Saldo final S/.000
Por cobrar -					
No comerciales:					
Unimaq S.A.	2,791	4,827	(2,216)	(135)	5,267
Heavy Machinery Services Ltd.	2,168	-	(2,131)	(37)	-
Fiansa S.A.	2,140	946	(768)	(71)	2,247
Motorindustria S.A.	1,384	4,752	(3,019)	(65)	3,052
Depósitos Efe S.A.	928	761	(949)	(18)	722
Matreq Ferreyros S.A.	679	-	(687)	8	-
Domingo Rodas S.A.	147	-	(145)	(2)	-
Orvisa S.A.	1,933	14,512	(13,548)	(385)	2,512
	12,170	25,798	(23,463)	(705)	13,800
Por pagar -					
Comerciales:					
Orvisa S.A.	-	1,627	(16)	(20)	1,591
Unimaq S.A.	-	1,640	(1,474)	(14)	152
Motorindustria S.A.	-	21,853	(18,986)	(34)	2,833
Fiansa S.A.	-	1,464	(1,099)	(5)	360
Depósitos Efe S.A.	-	609	(580)	-	29
	-	27,193	(22,155)	(73)	4,965

Las principales transacciones con empresas afiliadas se resumen como sigue:

	2003 S/.000	2002 S/.000
Venta de bienes:		
Unimaq S.A.	1,874	2,560
Orvisa S.A.	5,436	2,530
Matreq Ferreyros S.A.	-	1,044
Motorindustria S.A.	1,069	417
Venta de servicios:		
Motorindustria S.A.	829	619
Orvisa S.A.	236	151
Compra de bienes:		
Unimaq S.A.	1,463	2,456
Orvisa S.A.	1,451	347
Compra de servicios:		
Motorindustria S.A	20,025	16,019
Fiansa S.A.	1,571	990
Depósitos Efe S.A.	693	644

8 EXISTENCIAS

Al 31 de diciembre este rubro comprende:

	2003 S/.000	2002 S/.000
Máquinas, motores y automotores	120,179	138,685
Repuestos	68,247	85,365
Servicios de taller en proceso	22,770	19,020
Existencias por recibir	2,026	6,138
	213,222	249,208
Provisión para desvalorización de existencias	(13,057)	(14,184)
	200,165	235,024

Al 31 de diciembre del 2003, ciertas máquinas, motores y automotores por US$4.3 millones así como warrants por US$1.4 millones se encuentran en garantía de pagarés otorgados por Caterpillar Financial Services y de aval otorgado por un banco local por US$1.0 millones sobre letras por pagar a Caterpillar Brasil S.A. y Agco do Brasil S.A. (Nota 12).

El movimiento anual de la provisión para desvalorización de existencias fue el siguiente:

	2003 S/.000	2002 S/.000
Saldo inicial	14,184	6,208
Adiciones del año	16,888	9,381
Aplicaciones por ventas	(13,828)	(103)
Castigos	(4,187)	(1,302)
Saldo final	13,057	14,184

9 INVERSIONES EN VALORES

Al 31 de diciembre del 2003 y del 2002, este rubro comprende:

	Cantidad		Participación en el capital	Valor nominal unitario	Valores en libros	
	2003	2002	%		2003 S/.000	2002 S/.000
Acciones comunes en empresas subsidiarias -						
Orvisa S.A.	5,637,915	5,599,669	99.00	S/.1	16,847	23,564
Motorindustria S.A.	12,292,341	9,275,820	99.99	S/.1	16,136	13,200
Domingo Rodas S.A.	8,927,746	8,748,698	75.01	S/.1	9,084	8,963
Unimaq S.A.	3,991,845	3,991,845	99.99	S/.1	7,602	6,495
Fiansa S.A. (acciones comunes)	5,080,010	5,080,010	99.00	S/.1	5,191	5,125
Heavy Machinery Services Ltd.	300,000	300,000	100.00	US$1	1,072	1,110
Fiansa S.A. (acciones de inversión)	1,004,965	1,004,965	93.50	S/.1	1,027	1,014
Depósitos Efe S.A.	512,843	109,652	99.78	S/.1	909	477
Matreq Ferreyros S.A.	-	3,578,142	-	-	-	20,598
Van:					57,868	80,546

	Cantidad 2003	Cantidad 2002	Parti-cipación en el capital %	Valor nominal unitario	Valores en libros 2003 S/.000	Valores en libros 2002 S/.000
Vienen:					57,868	80,546
Acciones comunes en otras empresas -						
Cotizadas en bolsa:						
La Positiva Seguros y Reaseguros S.A.	10,684,957	9,395,380	13.58	S/.1	13,604	12,410
No cotizadas en bolsa:						
Otras					1,074	1,063
					14,678	13,473
Provisión para fluctuación de inversiones en valores					(188)	(356)
					14,490	13,117
Patrimonios en fideicomisos (Nota 25) -						
Inversión					10,441	10,441
Participación patrimonial					12,777	10,014
					23,218	20,455
Otras inversiones -						
Bonos de titulización - Cosapi S.A.					6,029	7,648
					101,605	121,766

Con fecha 7 de abril del 2003, la Compañía vendió el total de su participación accionaria en Matreq Ferreyros S.A. por aproximadamente S/.34.7 millones equivalentes a US$10 millones. Esta transacción generó una pérdida para la Compañía de aproximadamente S/.2.4 millones equivalentes a US$0.7 millones, que incluye la eliminación de la plusvalía mercantil neta por S/.17.4 millones originada en la adquisición de la mencionada inversión, y se incluye en el rubro Diversos, neto del estado de ganancias y pérdidas (Nota 23).

Como parte de esta transacción la Compañía garantizó que Matreq Ferreyros S.A. obtendrá utilidades brutas mínimas acumuladas de US$45 millones en los primeros ocho años contados a partir de la fecha de la transacción. De no lograrse este nivel de utilidades, la Compañía deberá pagar al comprador entre US$1 millón y US$4 millones en función a las utilidades obtenidas al término del período establecido y sin cargo financiero (Nota 17).

En julio y marzo del 2003, la Compañía recibió dividendos en efectivo de la afiliada Orvisa S.A. y Depósitos Efe S.A. por S/.10.2 millones y S/.0.3 millones, respectivamente. Asimismo, la afiliada Depositos Efe S.A. capitalizó S/.0.4 millones de dividendos por pagar a la Compañía.

En diciembre del 2002, la Compañía recibió 7,663,375 acciones de Domingo Rodas S.A. como consecuencia de la capitalización de acreencias por S/.7.9 millones.

Al 31 de diciembre del 2003 y 2002, el saldo de inversiones en empresas afiliadas se determinó por el método de participación patrimonial sobre la base de sus estados financieros, reconociendo su participación en los resultados de estas empresas afiliadas de dichos años por S/.7.0 millones y S/.3.5 millones, respectivamente, que se incluyen en el rubro Diversos, neto del estado de ganancias y pérdidas (Nota 23). En adición, en el 2002, en este rubro se incluye S/.2.1 millones que corresponde al ajuste de los saldos iniciales de las inversiones al método de participación patrimonial.

Los bonos de titulización - Cosapi S.A. corresponde al canje de una acreencia por bonos de titulización emitidos por una sociedad titulizadora, que se redimen mensualmente hasta octubre del 2006.

10 INMUEBLES, MAQUINARIA Y EQUIPO

El movimiento del rubro Inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada por el año terminado el 31 de diciembre del 2003, es el siguiente:

	Saldos iniciales S/.000	Adiciones al costo y/o aplicadas a resultados S/.000	Deducciones S/.000	Transferencias S/.000	Otros cambios S/.000	Saldos finales S/.000
Costo -						
Terrenos	48,804	126	(1,504)	-	-	47,426
Edificios y otras construcciones	69,555	511	(28)	569	-	70,607
Instalaciones	9,223	82	-	-	-	9,305
Maquinaria y equipo	92,972	2,237	(2,112)	6,233	11	99,341
Maquinaria y equipo, flota de alquiler	89,166	25,361	-	(10,664)	29	103,892
Unidades de transporte	5,070	103	(359)	(108)	-	4,706
Unidades de transporte, flota de alquiler	8,493	-	-	(578)	-	7,915
Muebles y enseres	22,019	2,125	(57)	(177)	-	23,910
Trabajos en curso	2,319	5	-	(569)	-	1,755
	347,621	30,550	(4,060)	(5,294)	40	368,857
Depreciación acumulada -						
Edificios y otras construcciones	15,862	2,305	-	-	-	18,167
Instalaciones	5,407	834	-	-	-	6,241
Maquinaria y equipo	52,489	14,086	(1,342)	(1,068)	3	64,168
Maquinaria y equipo, flota de alquiler	28,991	9,713	-	(12,310)	-	26,394
Unidades de transporte	4,478	564	(359)	(516)	-	4,167
Unidades de transporte, flota de alquiler	2,362	903	-	(143)	-	3,122
Muebles y enseres	17,131	1,798	(13)	(10)	-	18,906
	126,720	30,203	(1,714)	(14,047)	3	141,165
Costo neto	220,901					227,692

Ciertas maquinarias y equipos se encuentran garantizando préstamos bancarios a largo plazo al 31 de diciembre del 2003 (Nota 12) en favor de Caterpillar Financial Services por US$10.5 millones. En forma adicional, se han constituido hipotecas sobre inmuebles de la Compañía por US$25.4 millones en garantía de pagarés por US$18.9 millones de la misma institución.

Al 31 de diciembre del 2003, el rubro de maquinaria y equipo de la flota de alquiler incluye costo y depreciación por S/.23.7 millones y S/.8.3 millones, respectivamente (S/.34.0 millones y S/.13.5 millones al 31 de diciembre del 2002, respectivamente) relacionado con contratos de arrendamiento financiero, los que fueron parcialmente cancelados, ejerciéndose la opción de compra.

11 SOBREGIROS Y PRESTAMOS BANCARIOS

Al 31 de diciembre este rubro comprende:

	2003	2002
	S/.000	S/.000
Sobregiros bancarios	306	660
Préstamos bancarios en moneda extranjera:		
Banco de Crédito del Perú	8,660	-
BBVA Banco Continental	6,928	9,632
Interbank	-	5,381
Caterpillar Financial Services	-	3,681
	15,588	18,694
Primer programa de instrumentos financieros de corto plazo	10,349	-
	26,243	19,354

Los préstamos bancarios corresponden a créditos obtenidos para financiar capital de trabajo e importaciones. Estos saldos son de vencimiento corriente, devengan intereses anuales a tasas fijas que fluctúan entre 3.19% y 3.22%, sin garantías específicas.

Adicionalmente, la Compañía financia sus operaciones a través de instrumentos financieros de corto plazo; en este sentido, hasta fines del 2003 tenía inscrito en el Registro Público del Mercado de Valores el Primer Programa de Instrumentos de Corto Plazo hasta por US$30 millones. Al 31 de diciembre del 2003, el saldo de las obligaciones pendientes corresponde a la Tercera Emisión, serie B por US$3 millones, el mismo que vence en enero del 2004 y tiene una tasa de interés de 3.83%. Asimismo, mediante Sesión de Directorio de fecha 21 de julio del 2003, la Compañía ha aprobado el Segundo Programa de Instrumentos de Corto Plazo hasta por US$30 millones, el cual fue autorizado mediante Resolución Gerencial General No. 083-2003-EF/94.11 de CONASEV en octubre del 2003. Este nuevo programa así como el primero se encuentran respaldados con garantía del patrimonio de la Compañía.

12 DEUDAS A LARGO PLAZO

Al 31 de diciembre del 2003 y del 2002, este rubro comprende:

Nombre del acreedor	Clase de obligación	Vencimiento	Importe autorizado/ utilizado US$000	Saldos pendientes de pago Total 2003 US$000	Total 2002 US$000	Total 2003 S/.000	Total 2002 S/.000	Corriente 2003 S/.000	Corriente 2002 S/.000	No corriente 2003 S/.000	No corriente 2002 S/.000
Caterpillar Financial Services Pagarés a la tasa de interés anual de Libor más 3.25% a 4.5% y a tasa de interés anual de 10.2% con garantía de cuentas por cobrar comerciales, existencias e inmuebles, maquinaria y equipo (Notas 5, 8 y 10).	Pagarés	Trimestral y semestral hasta el 2010	60,000/ (1) 36,276	36,276	47,765	125,664	171,351	12,286	26,459	113,378	144,892
Bonos Ferreyros - Cuarta emisión Bonos emitidos en serie A, B y C que devengan intereses anuales de 4.5% a 7.5% con garantía del patrimonio de la Compañía.	Bonos Corporativos	Hasta julio del 2006	30,000/ (3) 30,000	30,000	15,000	103,920	53,810	-	-	103,920	53,810
Caterpillar Brasil S.A. Letras por pagar a tasas de interés anual de 4.625% a 6.25% (Notas 4 y 8), con aval de banco local.	Letras	Trimestral hasta el 2005	5,000/ (2) 1,017	1,017	2,715	3,524	9,741	2,638	6,098	886	3,643
Instituciones financieras Pagarés a la tasa de interés efectiva anual de 10%.	Pagarés	Mensual hasta el 2006	1,690/ 1,690	1,690	2,139	5,855	7,672	1,708	1,610	4,147	6,062
Agco do Brasil S.A. Letras por pagar a tasas de interés anual de 4.56% a 6.375% (Notas 4 y 8), con aval de banco local.	Letras	Semestral hasta el 2005	5,000/ (2) 915	915	1,826	3,168	6,551	2,367	3,115	801	3,436
Sunat - Fraccionamiento Tributario Interés anual 15%.		Mensuales hasta 2004	-	-	-	-	848	-	768	-	80
Varios Comprende diversos préstamos y créditos por importación a diversas tasas de interés.	Varios	Semestral hasta el 2004	-	189	74	654	266	654	266	-	-
				70,087	69,519	242,785	250,239	19,653	38,316	223,132	211,923

(1) Corresponde a una línea de crédito en conjunto.
(2) Corresponde a una línea de aval en conjunto de banco local.
(3) Línea de crédito otorgada por única vez.

El cronograma de pagos del total de la deuda, neto de intereses, al 31 de diciembre del 2003 en dólares estadounidenses y en nuevos soles a esa fecha, es como sigue:

Años	US$000	S/.000
2004	5,673	19,653
2005	24,539	85,003
2006	24,408	84,549
2007	1,437	4,979
2008	1,437	4,979
2009	1,437	4,979
2010	11,156	38,643
	70,087	242,785

13 CUENTAS POR PAGAR COMERCIALES

Este rubro comprende al 31 de diciembre:

	2003 S/.000	2002 S/.000
Letras	146,739	191,510
Facturas	42,658	8,062
Empresas afiliadas (Nota 7)	4,965	-
	194,362	199,572

Al 31 de diciembre del 2003, el saldo incluye principalmente cuentas por pagar a Caterpillar Americas Co. por U$42.3 millones equivalente a S/.146.5 millones (US$53.5 millones equivalente a S/.192 millones al 31 de diciembre del 2002) que generan intereses a tasas anuales que fluctúan entre 2.83% y 3.32%, más una comisión de 6.85%.

14 IMPUESTO A LA RENTA Y PARTICIPACION DE LOS TRABAJADORES DIFERIDOS

Al 31 de diciembre del 2003 y 2002 el saldo está compuesto por:

	2003 S/.000	2002 S/.000
Impuesto a la renta	4,565	3,040
Participación de los trabajadores	1,356	903
Saldo al 31 de diciembre	5,921	3,943

Las partidas temporales que dan origen al impuesto a la renta y participación a los trabajadores diferidos son las siguientes:

	Acumulado al 31 de diciembre del 2002 S/.000	Adiciones y reversiones del año 2003 S/.000	Acumulado al 31 de diciembre del 2003 S/.000
Provisión para desvalorización de existencias	(5,439)	633	(4,806)
Diferencias en tasas de depreciación	(3,807)	(344)	(4,151)
Otras provisiones	(2,293)	(1,094)	(3,387)
Resultado por exposición a la inflación de existencias, terrenos e inversiones	(1,528)	395	(1,133)
Provisión para vacaciones	(696)	(116)	(812)
Intangibles de duración limitada	-	79	79
Ganancias por ventas diferidas, neto	379	(232)	147
Operaciones de arrendamiento financiero	3,800	(1,022)	2,778
	(9,584)	(1,701)	(11,285)
Revaluación de terrenos (Nota 15-c)	5,641	(277)	5,364
	(3,943)	(1,978)	(5,921)

	2003 S/.000	2002 S/.000
Total de impuesto a la renta diferido deudor al final del año	5,921	3,943
Total de impuesto a la renta diferido deudor (acreedor) al inicio del año	3,943	(5,228)
	1,978	9,171
Abono a resultados del año:		
Participación de los trabajadores	501	1,815
Impuesto a la renta	1,689	6,124
Ajuste	(212)	1,232
	1,978	9,171

La Gerencia estima que, sobre la base de sus proyecciones, el saldo deudor del impuesto a la renta y participación de los trabajadores diferidos, será recuperado a través de su aplicación al impuesto a la renta y participación de los trabajadores que resulte de la utilidad de los próximos años.

15 PATRIMONIO NETO

a) Capital -

Al 31 de diciembre del 2003, el capital autorizado, suscrito y pagado asciende a S/.225,500,000, formalizado mediante escritura pública y representado por 205,000,000 acciones comunes de un valor nominal de S/.1.10 cada una, de las cuales 79.68% pertenecen a inversionistas nacionales y 20.32% a extranjeros.

Por acuerdo de Junta General Ordinaria de Accionistas del 31 de marzo del 2003 se aprobó aumentar el capital social por S/.45.3 millones mediante la capitalización de ajuste por reexpresión del capital adicional, del excedente de revaluación y de resultados acumulados.

Al 31 de diciembre del 2003, la estructura societaria de la Compañía es la siguiente:

Porcentaje de participación individual del capital	**Número de accionistas**	**Porcentaje total de participación**
Hasta 1.00	792	16.59
De 1.01 al 5.00	12	40.04
De 5.01 al 10	3	21.54
De 10.01 al 100	2	21.83
	809	100.00

A la fecha, se encuentra pendiente de emisión las acciones correspondientes a la reexpresión por efectos de la inflación del 2003. De acuerdo con la legislación vigente, dicha emisión de acciones no constituye dividendos y no está afecta al impuesto a la renta.

b) Capital adicional -

Corresponde a la prima adicional de suscripción de las acciones emitidas correspondiente al aumento de capital acordado en Junta General Extraordinaria de Accionistas de 13 de enero de 1997, por la colocación de 24,999,989 acciones de un valor nominal de un nuevo sol cada una, tanto en mercados de valores nacionales como internacionales, inclusive a través del programa de American Depositary Receipts (ADRs). El monto de la prima, que puede ser capitalizada en cualquier momento, beneficiará por igual a las acciones existentes y a las emitidas como resultado del referido aumento de capital. Al 31 de diciembre del 2003, el íntegro del saldo de la cuenta fue capitalizado.

c) Excedente de revaluación -

Corresponde a la diferencia entre el valor en libros de terrenos con el valor asignado por tasaciones técnicas de un perito independiente en el año 1999 y que podrá ser capitalizada y/o utilizada para compensar pérdidas. Al 31 de diciembre del 2003, una porción del saldo fue capitalizado por S/.1,350,000.

d) Reserva legal -

De acuerdo con la Ley General de Sociedades, la reserva legal debe constituirse con la transferencia del 10% de la utilidad neta anual hasta alcanzar un monto equivalente al 20% del capital pagado. En ausencia de utilidades no distribuidas o de reservas de libre disposición, la reserva legal podrá ser aplicada a la compensación de pérdidas, debiendo ser repuesta con las utilidades de ejercicios posteriores. Esta reserva puede ser capitalizada siendo igualmente obligatoria su reposición.

La asignación de la utilidad neta del año 2002 se encuentra pendiente de aprobación por parte de la Junta General de Accionistas. Al 31 de diciembre del 2003, la Compañía tiene por asignar a la reserva legal S/.2.0 millones de la utilidad neta del año 2003, que será registrada en esta cuenta cuando sea aprobada en Junta General de Accionistas.

e) Resultados acumulados -

Por acuerdo de Junta General de Accionistas del 31 de marzo del 2003, se aprobó la distribución de utilidades de libre disposición por S/.2,514,000 como dividendos. Al 31 de diciembre del 2003, una porción del saldo fue capitalizado por S/.2,543,000.

16 SITUACION TRIBUTARIA

a) La materia imponible, bajo el régimen general del impuesto a la renta, ha sido determinada de acuerdo con la legislación tributaria vigente, agregando y deduciendo al resultado ajustado por inflación las partidas que se consideran gravables y no gravables, respectivamente.

El impuesto a la renta y la participación de los trabajadores han sido determinados como sigue:

	2003 S/.000	2002 S/.000
Utilidad antes de participación de los trabajadores e impuesto a la renta	33,296	15,467
Más (menos) partidas permanentes:		
Gastos no deducibles	14,296	10,494
Ingresos exentos - dividendos percibidos en efectivo y participación en patrimonio en fideicomiso	-	(5,805)
Valor de participación patrimonial en subsidiarias	(7,490)	(5,812)
Más (menos) partidas temporales:		
Ganancias por ventas diferidas en el año	(181)	(323)
Ganancias por ventas diferidas en años anteriores - aplicación	897	1,854
Provisión para desvalorización de existencias	(2,008)	10,566
Diferencia en tasas de depreciación	2,336	3,606
Provisión para vacaciones	359	(255)
Resultado por exposición a la inflación de existencias, inversiones y terrenos	(1,077)	(1,500)
Operaciones de arrendamiento financiero	2,444	2,820
Provisión para gastos estimados	3,377	7,075
Otras partidas	615	656
Materia imponible	46,864	38,843
Participación de los trabajadores	(3,471)	(2,878)
Base para renta tributaria	43,393	35,965
Impuesto a la renta	(11,716)	(9,710)

b) La tasa del impuesto a la renta de los años 2003 y 2002 es 27%. La tasa del impuesto a la renta para los años 2004 y siguientes ha sido fijada en 30%. Los dividendos que se distribuyan a accionistas diferentes de personas jurídicas domiciliadas están afectos a la tasa del impuesto a la renta de 4.1%, el que debe ser retenido por la Compañía.

c) De acuerdo con la legislación vigente la participación de los trabajadores corresponde al 8% de la materia imponible. Esta participación es deducible para propósitos del cálculo del impuesto a la renta.

d) La Administración Tributaria tiene la facultad de revisar y, de ser el caso, corregir el impuesto a la renta determinado por la Compañía en un plazo de cuatro años, contados a partir de la presentación de la declaración jurada del impuesto (años sujetos a fiscalización).

En el caso del impuesto a la renta los años 1999 al 2003 inclusive, están sujetos a fiscalización. En el caso del Impuesto General a las Ventas, el período sujeto a fiscalización corresponde al comprendido entre diciembre de 1999 y diciembre del 2003. Debido a que pueden producirse diferencias en la interpretación por parte de la Administración Tributaria sobre las normas aplicables a la Compañía, no es posible anticipar a la fecha si se producirán pasivos tributarios adicionales como resultado de eventuales revisiones. Cualquier impuesto adicional, multas e intereses, si se produjeran, serán reconocidos en los resultados del año en el que la diferencia de criterios con la Administración Tributaria se resuelva. La Gerencia estima que no surgirán pasivos de importancia como resultado de estas posibles revisiones.

e) De acuerdo con la legislación vigente hasta el ejercicio gravable 2003, para propósitos de la determinación del impuesto a la renta y del impuesto general a las ventas, el precio de transferencia entre partes vinculadas debe contar con documentación e información que sustente los métodos y criterios de valuación aplicados en su determinación. La Administración Tributaria está facultada a solicitar esta información al contribuyente.

Recientes modificaciones a la ley de impuesto a la renta aplicables a partir del ejercicio gravable 2004, establecen que no será requerido el sustento de los precios de transferencia por aquellas transacciones entre empresas vinculadas que no hayan reducido el total del impuesto a la renta de las empresas que participan en la transacción. En adición, el sustento de las operaciones entre empresas vinculadas es requerido, sin excepciones, en el caso de operaciones internacionales y operaciones nacionales en las que una de las partes esté inafecta al impuesto, haya suscrito convenios de estabilidad jurídica o haya declarado pérdidas tributarias en los últimos seis años.

17 CONTINGENCIAS Y COMPROMISOS

Contingencias -

Al 31 de diciembre del 2003, la Compañía tiene las siguientes contingencias:

a) En enero del 2001, la Compañía se acogió al Régimen Especial de Fraccionamiento Tributario (REFT) por acotaciones de impuesto general a las ventas correspondiente a los meses de julio a noviembre de 1993. Al respecto, con fecha 5 de noviembre del 2001 la Superintendencia Nacional de Administración Tributaria - SUNAT emitió la Resolución de Intendencia No.011-4-9863/SUNAT, mediante el cual reliquida un monto mayor al inicialmente acogido por la Compañía, de S/.2.4 millones a S/.3.4 millones. Con fecha 22 de noviembre del 2001, la Compañía interpuso contra esta resolución un recurso de reclamación. El 13 de febrero del 2003,

la Compañía recibió una resolución del Tribunal Fiscal que resuelve declarar nula e insubsistente la Resolución de Intendencia antes indicada, en el extremo que reliquida la deuda materia de acogimiento a la Ley No.27334, ordenando a la Administración Tributaria emitir un nuevo pronunciamiento. El 12 de febrero del 2004, la SUNAT mediante Resolución de Intendencia reliquidó la deuda a S/.2.7 millones.

b) En febrero del 2003, la Compañía recibió una Resolución de Multa por S/.2.0 millones, incluido intereses, por supuesta omisión en el pago de la regularización del impuesto de la renta del año 2000. La Compañía ha presentado un recurso de apelación al Tribunal Fiscal.

c) En abril del 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.3.3 millones, incluidos multas e intereses, sobre las cuales la Compañía presentó en el mes de mayo un recurso de reclamación ante la Administración Tributaria.

d) Al 31 de diciembre del 2003, la Compañía mantiene en proceso de reclamación, juicios por US$2.0 millones por concepto de indemnización por responsabilidad extracontractual iniciado por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final será favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Compromisos -

La Compañía tiene los siguientes compromisos al 31 de diciembre del 2003:

a) Avales por US$1.2 millones y US$4.8 millones, que garantizan operaciones de crédito de afiliadas y de operaciones de compra de terceros, respectivamente.

b) Fianzas bancarias a favor de entidades financieras por US$4.1 millones que garantizan transacciones diversas.

c) En adición, como resultado de la venta de acciones de Matreq Ferreyros S.A., en caso de incumplimiento de la cláusula de garantía, la Compañía deberá pagar al comprador entre US$1 millón y US$4 millones (Nota 9).

18 COSTO DE VENTAS

El costo de ventas por los años terminados el 31 de diciembre comprende:

	2003 S/.000	2002 S/.000
Inventario inicial de existencias	243,070	307,686
Compra de mercadería	404,889	278,827
Mano de obra y gastos de taller	57,562	53,556
Gastos de operación de flota de alquiler	17,732	18,772
Otros	15,470	24,349
Inventario final de existencias	(211,196)	(243,070)
	527,527	440,120

19 GASTOS DE ADMINISTRACION

Los gastos de administración por los años terminados el 31 de diciembre incluyen las siguientes partidas:

	2003 S/.000	2002 S/.000
Cargas de personal	26,596	22,231
Servicios prestados por terceros	15,921	15,030
Tributos	1,474	3,149
Cargas diversas de gestión	4,160	4,806
Depreciación y amortización	4,903	7,236
Provisiones del ejercicio	1,042	1,708
	54,096	54,160

20 GASTOS DE VENTA

Los gastos de venta por los años terminados el 31 de diciembre comprenden:

	2003 S/.000	2002 S/.000
Cargas de personal	23,106	17,959
Servicios prestados por terceros	14,174	12,426
Tributos	1,113	623
Cargas diversas de gestión	8,921	6,274
Depreciación	14,760	13,962
Provisiones del ejercicio	6,806	11,449
	68,880	62,693

21 INGRESOS FINANCIEROS

Los ingresos financieros por los años terminados el 31 de diciembre comprenden:

	2003 S/.000	2002 S/.000
Intereses por ventas a plazos	4,246	5,457
Descuentos por pronto pago	4,970	4,043
Participación patrimonial en patrimonios en fideicomiso	2,763	5,762
Intereses moratorios	2,300	4,053
Intereses por depósitos bancarios	327	801
Dividendos recibidos	189	21
Otros ingresos financieros	417	1,029
	15,212	21,166

22 GASTOS FINANCIEROS

Los gastos financieros por los años terminados el 31 de diciembre comprenden:

	2003 S/.000	2002 S/.000
Intereses por préstamos bancarios	10,492	17,615
Intereses por bonos corporativos	7,016	10,136
Intereses por financiamiento de proveedores del exterior	7,135	8,616
Transferencia fiduciaria de cuentas por cobrar	6,072	5,607
Otros gastos financieros	831	1,574
	31,546	43,548

23 DIVERSOS, NETO

El rubro diversos, neto por los años terminados el 31 de diciembre comprenden:

	2003 S/.000	2002 S/.000
Participación patrimonial en subsidiarias	7,006	5,551
Ingresos por resolución de contrato	5,222	314
Ingresos por alquiler de inmuebles	863	938
Recuperación de impuestos asumido inicialmente por la Compañía y reembolsados por un proveedor	1,659	-
Provisión para desvalorización de existencias	(16,888)	(9,381)
Pérdida en venta de subsidiaria - Matreq Ferreyros S.A.	(2,357)	-
Penalidades asumidas	(850)	(381)
Otros	447	386
	(4,898)	(2,573)

24 UTILIDAD BASICA POR ACCION

La utilidad básica por acción por cada acción común ha sido determinada de la siguiente manera:

		2003	2002
Utilidad atribuible	S/.000	20,299	10,818
Promedio ponderado de acciones comunes en circulación		205,000,000	205,000,000
Utilidad básica por acción	S/.	0.099	0.053

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación a la fecha de los estados financieros. Por no existir condiciones que lo justifiquen, no se ha determinado la utilidad diluida por acción; ésta se establece cuando existen acciones (comunes o de inversión), potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derechos a sus tenedores a obtener acciones comunes o de inversión.

25 OPERACIONES DE TITULIZACION

Al 31 de diciembre del 2003, la Compañía mantiene vigentes dos Contratos Marco de Fideicomiso de Titulización con Citicorp Perú Sociedad Titulizadora S.A. (en adelante la Sociedad Titulizadora), por los cuales la Compañía transfiere cuentas por cobrar que integran sus activos en favor de la Sociedad Titulizadora, para que ésta las integre en patrimonios en fideicomiso para que sirvan de respaldo de emisiones de valores de contenido crediticio colocados mediante oferta pública (bonos de titulización). A esa fecha las operaciones de titulización son las siguientes:

- Patrimonio en Fideicomiso - D. Leg. No.861, Título XI, Ferreyros - PFF, 2000-01 ("Patrimonio IV"), creado mediante Contrato Marco de Fideicomiso de Titulización de fecha 5 de abril del 2000, y sus modificatorias de fechas 24 de noviembre del 2000 y 20 de diciembre del 2000, por el cual la Compañía ha efectuado sucesivas transferencias de cuentas por cobrar (letras) al Patrimonio, administrado por la Sociedad Titulizadora. La Compañía reporta mensualmente a la Sociedad Titulizadora las letras y montos cobrados y el Patrimonio, hasta febrero del 2003, adquirió nuevas letras en reemplazo de las anteriores. Las cuentas por cobrar transferidas a favor del Patrimonio en el año 2003, ascienden a US$8.6 millones (US$24.4 millones en el año 2002), las cuales respaldan los bonos de titulización emitidos por este Patrimonio el 28 de diciembre del 2000 por US$17 millones, los que están siendo amortizados mensualmente desde marzo del 2003 con los fondos provenientes de las cobranzas de los activos titulizados. Este Patrimonio tiene un plazo de existencia limitado de seis años. En el 2003, se han redimido bonos por US$11.7 millones.

  De otro lado, la inversión de la Compañía en este Patrimonio corresponde a 23 certificados de participación de un valor nominal de US$121,000 cada uno que fueron emitidos también el 28 de diciembre del 2000. Estos certificados, que reflejan en el Patrimonio el sobrecolateral que se produce al existir una cartera de letras transferidas por un valor mayor al de los bonos emitidos,

dan derecho a su titular a que se le restituya su valor nominal al vencimiento del plazo, sujeto a la disponibilidad de fondos del patrimonio fideicometido; asimismo, otorga a su titular un derecho a la distribución de los beneficios o ganancias del patrimonio, así como del remanente.

- Patrimonio en Fideicomiso - D. Leg. No.861, Título XI, Ferreyros - PFF, 1998-01 ("Patrimonio II"), creado mediante Contrato Marco de Fideicomiso de Titulización de fecha 29 de diciembre de 1998, y su modificatoria de fecha 27 de octubre de 1999, por el cual la Compañía ha efectuado sucesivas transferencias de cuentas por cobrar (facturas) al Patrimonio, administrado por la Sociedad Titulizadora. La Compañía reporta mensualmente a la Sociedad Titulizadora las facturas y montos cobrados y el Patrimonio adquiere nuevas facturas en reemplazo de las anteriores. Las cuentas por cobrar transferidas a favor del Patrimonio en el año 2003 asciende a US$171.8 millones (US$169.1 millones en el año 2002), las cuales respaldan los bonos de titulización emitidos por este Patrimonio el 19 de diciembre de 1999 y el 11 de setiembre del 2001, por US$15 millones y US$4 millones, respectivamente, los que serán redimidos a su vencimiento en los años 2003 y 2005, respectivamente. En adición, las cuentas por cobrar transferidas respaldarán las futuras emisiones de bonos que se pudieran realizar sobre la base de los activos del patrimonio, por lo cual las transferencias de cuentas por cobrar son efectuadas en forma permanente. Este Patrimonio tiene un plazo de existencia limitado de siete años. En el 2003, se han redimido bonos por US$15.0 millones.

De otro lado, la inversión de la Compañía en este Patrimonio corresponde al monto inicial entregado como cuenta de reserva por US$300,000, que será devuelto a la Compañía cuando se haya amortizado íntegramente los bonos emitidos a la fecha de su redención total. De la misma manera, la Compañía al haber transferido facturas en exceso al monto de los bonos emitidos, tiene derecho a recibir el remanente existente, luego de cancelar a los bonistas.

El saldo de las cuentas por cobrar a los patrimonios al 31 de diciembre del 2003 y 2002 (Nota 6) corresponde a las sucesivas transferencias fiduciarias de cuentas por cobrar, neto de los cobros efectuados a esas fechas; es considerado de vencimiento corriente y no devenga intereses; el saldo a esas fechas se resume como sigue:

	Patrimonio IV		Patrimonio II		Total	
	2003	2002	2003	2002	2003	2002
	US$M	US$M	US$M	US$M	US$M	US$M
Saldo al 1 de enero	0.2	0.4	6.3	10.1	6.5	10.5
Transferencias del año	8.6	24.4	171.8	169.1	180.4	193.5
Transferencias para pago de obligaciones	12.6	-	15.0	-	27.6	-
Cobranzas del año	(21.5)	(24.6)	(176.0)	(172.9)	(197.5)	(197.5)
Saldo al 31 de diciembre	(0.1)	0.2	17.1	6.3	17.0	6.5
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Saldo al 31 de diciembre, equivalente en miles de nuevos soles	(380)	742	59,237	22,581	58,857	23,323

Asimismo, la Compañía ha efectuado aportes dinerarios para la constitución de estos patrimonios. Al 31 de diciembre del 2003 y 2002, el saldo de las inversiones en los patrimonios en fideicomiso (Nota 9) se resume como sigue:

	Inversión		Participación patrimonial		Total	
	2003	2002	2003	2002	2003	2002
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Patrimonio IV - Certificados de participación	9,368	9,368	12,367	10,094	21,735	19,462
Patrimonio II - Cuenta de reserva	1,073	1,073	410	(80)	1,483	993
	10,441	10,441	12,777	10,014	23,218	20,455

Al 31 de diciembre del 2003 y 2002, la Compañía ha reconocido su participación en los resultados de los patrimonios en fideicomiso sobre la base de sus estados financieros a esas fechas, acreditando S/.2.8 millones y S/.5.8 millones, respectivamente, al rubro Ingresos financieros, del estado de ganancias y pérdidas.

26 TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los años terminados el 31 de diciembre que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	2003	2002
	S/.000	S/.000
Ajustes por registro de:		
Transferencias de existencias a inmuebles, maquinaria y equipo	38,015	43,551
Transferencias de inmuebles, maquinaria y equipo a existencias	29,225	40,069
Canje de acciones comunes por cuentas por cobrar comerciales	-	8,789
Capitalización de acreencias con empresa afiliada	-	7,816

27 ADMINISTRACION DE RIESGOS FINANCIEROS

Las actividades de la Compañía la exponen a una variedad de riesgos financieros cuyos potenciales efectos adversos son permanentemente evaluados por el Directorio y la Gerencia de la Compañía, a efectos de minimizarlos. A continuación se presentan los riesgos financieros a los que está expuesta la Compañía:

Riesgo de tipo de cambio

Tanto las ventas como las compras y gastos operativos son sustancialmente efectuadas por la Compañía en dólares estadounidenses, reduciendo así el riesgo de verse afectada por las variaciones en los tipos de cambio en relación con el nuevo sol.

Riesgo de tasa de interés

Los ingresos y los flujos de caja operativos de la Compañía son sustancialmente independientes de los cambios en las tasas de interés del mercado. Adicionalmente, la Gerencia de la Compañía obtiene financiamiento a tasas de interés fijas y variables, las mismas que son pactadas de acuerdo a las condiciones de mercado.

Riesgo de crédito

La Compañía no tiene riesgos significativos de concentración de crédito, habiendo establecido políticas para asegurar que la venta de bienes y servicios se efectúan a clientes con adecuada historia de crédito. En forma adicional, la Compañía establece garantías sobre los bienes vendidos y, cuando es aplicable, garantías adicionales.

Riesgo de liquidez

La administración prudente del riesgo de liquidez implica mantener suficiente efectivo y equivalentes de efectivo y la posibilidad de comprometer y/o tener comprometido financiamiento a través de una adecuada cantidad de fuentes de crédito. La Compañía suele mantener adecuados niveles de efectivo y equivalentes de efectivo y de líneas de crédito disponibles, debido a la política de diversificación de sus fuentes de financiamiento.

28 EVENTO POSTERIOR

El 3 de febrero del 2004 la Compañía ha presentado a la CONASEV, para su inscripción en el Registro Público del Mercado de Valores, el Primer Programa de Bonos Corporativos FERREYROS hasta por un importe de US$50 millones.

INTRODUCCION

Después de la recuperación financiera alcanzada por la empresa en el 2002, el ejercicio del 2003 ha representado una firme consolidación de ese proceso, permitiendo mostrar cifras muy positivas en la mayoría de sus indicadores. Si bien las ventas crecieron solamente cuatro por ciento respecto al año anterior, el conjunto de medidas y acciones tomadas tanto en los años previos como durante el ejercicio, permitieron duplicar el nivel de utilidades alcanzadas en el 2002.

Este resultado es consecuencia de diversos factores. Por un lado, la lealtad de nuestros principales clientes ha permitido mantener y acrecentar ventas de repuestos y servicios que al generar ingresos estables han reducido sensiblemente las variaciones propias del comportamiento de mercados aleatorios como construcción y pesca.

Por otro lado, se ha empezado a percibir los beneficios del esfuerzo desarrollado durante los últimos años por la empresa en los cuales se ha ejecutado diversos programas de mejoramiento dentro de lo que puede definirse como un permanente proceso de cambio.

Por más de cuatro años, la principal preocupación estuvo concentrada en mejorar las finanzas de la empresa seriamente afectadas por la larga crisis económica que surgió a fines de 1998. Diversas medidas alternativas y complementarias fueron aplicándose en forma tal que hoy día se aprecia los resultados: se ha reducido activos, pasivos, gastos financieros y se ha mejorado todos los indicadores financieros.

Por otra parte, se llevó a cabo un proceso de reestructuración administrativa para mejorar el control de la eficiencia y rentabilidad de la empresa, para llegar mejor al cliente con una organización matricial en ventas y para reducir gastos operativos en vista de los cambios en el mercado.

Paralelamente se fue atacando un área que había alcanzado alta prioridad por su impacto en los niveles de rentabilidad y de satisfacción del cliente: los servicios de taller. Con la expansión que la gran minería generó en nuestros servicios de mantenimiento y reparación de máquinas y que en alguna forma ha ido cambiando gradualmente la naturaleza de nuestro negocio, hubo que concentrarse en mejorar la calidad y eficiencia de los procesos. Proyectos como el Domino Work Flow y posteriormente algunos de Six Sigma apuntan en esa dirección.

La adopción de la metodología Six Sigma para mejorar de manera integral la conducción de nuestros negocios ha empezado a marcar un cambio radical en la empresa. Durante el ejercicio 2003 se ha podido apreciar una tendencia que debe incrementarse en los próximos años para generar importantes beneficios y mejores niveles de satisfacción de los clientes.

Finalmente, dentro de este proceso, se ha tomado importantes iniciativas en el área de Recursos Humanos, no sólo en temas de capacitación y entrenamiento, sino de mejoramiento del clima laboral.

Han sido pues, este conjunto de acciones diseñadas y ejecutadas en los últimos años, lo que ha permitido que la empresa muestre, al concluir el 2003, una sólida situación financiera, una presencia líder en los mercados en que actúa y niveles de rentabilidad para los accionistas sensiblemente superiores a los de años anteriores.

Esta recuperación se produjo en un entorno en el que, en contraste con el buen desempeño de las cifras macro económicas del país, la actividad económica, con algunas excepciones siguió caracterizada por un lento movimiento, consecuencia de los bajos niveles de inversión privada.

La inercia producida por la larga recesión por la que el país estuvo atravesado en los últimos años así como un clima político poco propicio a la inversión privada ha continuado afectando considerablemente el negocio en diversas actividades. Como resultado de ello, la situación de muchas empresas en sectores claves de la economía, continuó mostrando dificultades y consecuentemente se redujo su demanda de máquinas, motores y equipos.

Pese a esta menor venta en sectores tradicionalmente importantes para la empresa como el de construcción de obras civiles, agricultura y pesca, la demanda de la gran minería en máquinas, repuestos y servicio así como las oportunidades que presentó el proyecto Camisea permitieron alcanzar nuestras metas comerciales del año.

Las ventas totales alcanzaron la cifra de 694.5 millones de soles, equivalente a US $ 198 millones, incluyendo las ventas de pedido directo, lo que representa un 4.1 % de incremento respecto a las ventas del año anterior.

Por su parte, las ventas de las compañías subsidiarias totalizaron la suma de S/. 110.2 millones o su equivalente en US $ 31.7 millones con lo cual la venta total consolidada de la organización, después de deducir ventas entre compañías fue de S/. 776.7 millones, equivalente a US $ 223.2 millones, cifra superior a la del año 2002 que fue de US $ 212 millones.

Como se señala líneas arriba, de los sectores tradicionales en los que opera la compañía, la gran minería ha sido el sector clave desde el punto de vista de las ventas de la empresa, representando aproximadamente 60 % de las ventas que incluyen máquinas, equipos, repuestos y servicios

Se ha podido apreciar una vez más, la importancia de contar con un gran parque de máquinas y camiones Caterpillar en el mercado, lo que ha permitido el incremento de la demanda de repuestos y servicios, destinados a sostener la operatividad de ese parque. En términos empresariales, haber alcanzado un ratio de absorción superior a 120 significa haber generado una cobertura estable de los gastos fijos y por tanto la reducción de las incertidumbres generadas tradicionalmente por los altibajos en las ventas mensuales de equipos. El ratio de absorción muestra la forma como las utilidades brutas provenientes de repuestos y servicios cubren los gastos fijos de la empresa. Esta evidente ventaja derivada de nuestro negocio de post venta genera como contraparte un serio desafío a la

empresa pues cada vez debe ser más eficiente y competitiva en la prestación de esos servicios.

A pesar de que en el 2003 se inició la recuperación de los precios internacionales de los minerales, las compañías mineras continuaron presionando para obtener reducción en sus costos e incremento de la eficiencia de sus operaciones, lo que ha generado el traslado de tales presiones sobre los proveedores de bienes y servicios que intervienen en las actividades productivas de estas empresas.

Para hacer frente a ese desafío la empresa ha continuado mejorando sus niveles de eficiencia para proporcionar a sus clientes de la minería el nivel de servicio mecánico de clase internacional que exige. Este aspecto del negocio, relativamente nuevo para la empresa y por tanto sujeto a permanente superación, ha dado lugar a continuas mejoras, tanto en la infraestructura de talleres e instalaciones industriales, como en el entrenamiento de mecánicos para atender a estos clientes con contratos de mantenimiento y con las reparaciones mayores en su Centro de Reparación de Componentes (CRC). La empresa es consciente de la importancia de alcanzar la satisfacción plena del cliente y por tanto viene desarrollando acciones para mejorar sus procesos y reducir sus costos y sus tiempos de atención. Seis proyectos Six Sigma han estado orientados al mejoramiento de la calidad y eficiencia de sus procesos. Paralelamente la empresa ha debido contratar un número importante de profesionales extranjeros con amplia experiencia técnica para colaborar y entrenar a los profesionales peruanos en este campo

En el sector construcción, la empresa dedicó grandes esfuerzos para atender los requerimientos de sus clientes en la construcción de los ductos transandinos del proyecto Camisea. A través de diferentes fórmulas comerciales, la empresa recibió la confianza tanto de la compañía responsable del gaseoducto como de sus principales clientes, quienes recurrieron a Ferreyros S.A.A para resolver sus necesidades de maquinaria, equipos y repuestos.

Más allá de este gran proyecto y de las obras directamente vinculadas a la gran minería, la ausencia de nuevas inversiones significativas en obras de movimiento de tierra, mantuvo en preocupante situación a muchas de las tradicionales compañías constructoras.

En el campo de la actividad pesquera, se acentuó la reestructuración financiera del sector, con el fortalecimiento de algunas empresas que pudieron manejar bien su endeudamiento en años anteriores y con la presencia de nuevos empresarios que permiten vislumbrar una recuperación de este sector. A pesar de ello, el repotenciamiento de motores de embarcaciones pesqueras no fue significativo, lo que no impidió a la empresa mantener la alta participación de mercado que poseen los motores Caterpillar. Cabe resaltar asimismo el resurgimiento de la pesca artesanal como segmento de mercado que puede generar una demanda importante de motores.

En el sector agrícola no se ha notado cambios sustanciales respecto de la tendencia de los últimos años, en los que un sector moderno exportador y con capacidad financiera es el que ha venido creciendo sostenidamente, frente a la

grave postración en que se sigue debatiendo la agricultura tradicional. Esto ha significado para la empresa una demanda moderada de tractores y de otros equipos en los que, sin embargo, mantiene su alta participación de mercado

Como resultado de todo lo señalado, se puede apreciar que la compañía ha alcanzado un nivel de ventas ligeramente superior al del ejercicio anterior y una utilidad neta que ha duplicado la del 2002

Resumiendo y reiterando algunos de los conceptos señalados líneas arriba, este resultado ha sido posible por una conjunción de factores importantes. En primer lugar, se ha mantenido niveles de ventas, muy cercanos a los presupuestados, ventas en las que han sobresalido las de repuestos y servicios. En segundo lugar, se ha podido alcanzar márgenes brutos compatibles con el negocio; y en tercer lugar, se ha mantenido las tendencias de reducción de gastos de operación, sobre todo en los gastos fijos. En los gastos variables se ha continuado un proceso para mejorar los servicios de taller, reduciendo los tiempos no recuperables con respecto a trabajos de clientes, así como los gastos de recepción y entrega.

Finalmente, debe señalarse la positiva evolución de la cuenta de gastos financieros que mostró una reducción de S/. 12 millones. Por un lado, se continuó la acción de reducir activos no productivos, representados en su mayoría por máquinas y equipos excedentes de la flota de alquiler y recuperados de clientes que no pudieron cumplir con sus compromisos de pago, así como por la racionalización del inventario de repuestos a nivel nacional. Con ello disminuyeron los pasivos que presionaban nuestros gastos financieros. Por otra parte, se buscó la mejor utilización de las diferentes ofertas de financiamiento, incluyendo el mercado de capitales para disminuir el costo del dinero. Dada la existencia de un gran parque de maquinaria usada en el país, generado por la inactividad del sector construcción, los precios a los que se ha vendido algunas de esas máquinas han sido menores a los registrados en libros por lo que tuvo que asumirse provisiones que han abultado los gastos de la compañía.

En resumen, el directorio considera que la compañía ha concluido muy satisfactoriamente un ejercicio lleno de desafíos, superando muchos de los problemas que afectaron los ejercicios anteriores y manteniendo su posición de liderazgo en casi todos los mercados en que actúa. Ha logrado importantes avances en la reducción de gastos, en el incremento de productividad y en la consolidación de sus finanzas, y puede mostrar un balance que registra resultados más positivos que en años anteriores.

GESTION COMERCIAL

En el ejercicio 2003, la línea Caterpillar representó el 89 % del total de las ventas, incluyendo los ingresos generados por la venta de repuestos y de servicios. Gracias al permanente esfuerzo destinado a mantener en posición de liderazgo a los productos de la línea Cat, éstos han continuado mostrando altos porcentajes de participación de mercado.

En el sector de la gran minería en particular, se ha consolidado la presencia de la marca Caterpillar en maquinaria y vehículos para movimiento de tierra. El número

de grandes camiones mineros Caterpillar operando hoy en todas las minas de tajo abierto en el país, sigue constituyendo la población más grande de este tipo de unidades.

En general en el rubro de maquinaria de movimiento de tierras la empresa alcanzó una participación de mercado del 64% en unidades, habiendo obtenido una participación aún mayor en valores (US$) por haber vendido unidades de alto valor durante el año 2003, de acuerdo a estadísticas de aduanas. En el mercado de construcción, se notó una demanda importante de máquinas usadas para clientes vinculados principalmente a la gran minería.

La empresa puso en marcha un programa de reparación de 120 unidades bajo el auspicio de Caterpillar que suministró precios especiales para los repuestos utilizados y que nos ha permitido captar nuevos clientes de máquinas usadas y reparadas, sobre todo en el interior del pais.

En relación a otros equipos, la comercialización de perforadoras marca Ingersoll Rand alcanzó niveles de participación cercanos al 100% en el año 2003.

Por otro lado, se realizó con gran éxito el lanzamiento de la línea de maquinaria Caterpillar para el mercado de minería subterránea que anteriormente llevaba la marca Elphinstone

En el área de motores se alcanzó una participación de mercado de 60% tanto en el rubro de uso marino como el de grupos electrógenos. El resurgimiento de la pesca artesanal, la demanda de embarcaciones de transporte fluvial en Iquitos y Pucallpa así como la venta de un grupo importante de motores marinos para el Estado fueron factores que contribuyeron a la demanda. La otra línea de acción estuvo constituída por el repotenciamiento de embarcaciones industriales en donde se captó una importante parte del mercado.

Tal como se indica líneas arriba, la necesidad de servir y mantener estas unidades sobre todo en la gran minería ha dado lugar a un importante incremento de nuestras ventas en repuestos y servicios bajo diferentes modalidades que incluyen contratos integrales. Por otra parte, consecuencia de una agresiva campaña de promoción para determinados repuestos en la que se ofreció importantes descuentos, se incrementó el volumen de ventas.

Así, se alcanzó por quinto año consecutivo, un volumen récord de ventas de repuestos, explicado en gran parte por el crecimiento de reparaciones en el Centro de Reparación de Componentes (CRC) como parte de programas establecidos con las compañía mineras. En total, se reparó más de 1250 componentes mayores que incluyen motores, trasmisiones, mandos finales, etc.

Para poder cumplir con los compromisos presentes y futuros en la reparación de las unidades Caterpillar, la empresa mantuvo un programa de inversión en equipamiento de talleres y de entrenamiento de personal especializado. De ese modo el CRC logró por tercer año consecutivo la re-certificación que otorga Caterpillar luego de una auditoría a los procesos de reparación. Además obtuvo la

certificación en control de la Contaminación alcanzando la máxima calificación. Esta última, aparte del CRC, incluyó el almacén de repuestos y el taller de hidráulica.

Por su parte, el área de repuestos ha sido reestructurada, formándose el Centro de Distribución de Repuestos con una red de terminales en todo el país. A estos efectos se ha mejorado la infraestructura del almacén de repuestos en Lima, construyéndose un área de carga y descarga y efectuando otras inversiones de mejoramiento para agilizar los procesos. Por otra parte se ha implementado el uso del sistema código de barras para la recepción (entradas) estando en proceso el referido a los despachos (salidas). Finalmente, se ha establecido el sistema informático DATA MART mediante el cual se accede en forma muy rápida a la información tanto gerencial, para la toma de decisiones, como operativa.

En lo que respecta al negocio de la línea Agrícola, las ventas de tractores y cosechadoras Massey Ferguson mantuvieron el liderazgo en el mercado, concentrándose en los segmentos modernos de la agricultura y en las áreas de expansión de la selva alta. Paralelamente el Dpto. de Ventas Agrícola desarrolló una serie de actividades de promoción de las líneas que representamos con el fin de difundir su utilización y contribuir a la tecnificación del agro. Apoyados por técnicos y especialistas de las fábricas de Molinos Zaccaria, Implementos Tatu, Jacto y Nogueira, se realizó un activo programa en diversas regiones del país .

En lo concerniente al negocio automotriz de camiones las ventas totales del mercado nacional del año 2003 se incrementaron en un 4.0% respecto del año anterior. Los camiones Kenworth de la categoría B5 (mas de 18 Ton. de PBV) que representamos en el Perú, mostraron una venta superior en un 21.0% respecto del año 2002, obteniendo una alta participación en ventas de camiones utilitarios requeridos por las compañías que operan en áreas mineras
Las ventas de repuestos automotrices se incrementaron por segundo año consecutivo, siendo 17% mayores que en el año anterior.
Los ingresos por servicio mecánico automotriz tuvieron también un crecimiento del 30.0% respecto del año 2002, habiéndose expandido la línea de reparaciones de camiones siniestrados de diferentes marcas y de origen tanto americano como europeo.

Para ampliar la atención a la clientela, se está instalando un pequeño taller de servicios ligeros de mantenimiento automotriz en el distrito de Ate.

Las sucursales de la empresa localizadas en 12 ciudades del país permitieron alcanzar una cobertura que permitió apoyar las ventas de las diferentes líneas en casi todo el territorio nacional. Un volumen importante de las ventas de máquinas y equipos usados, de maquinaria agrícola y de repuestos de las diferentes marcas estuvieron a cargo de las Sucursales. Por otra parte los talleres extendidos por todo el país constituyen un valioso soporte a las ventas de maquinaria.

GESTION FINANCIERA

Tal como se ha indicado líneas arriba, la sustantiva mejora en la rentabilidad de la empresa mostrada en el año 2003 se debió entre otros factores a la estabilidad en los gastos operativos de la compañía, a la reducción en los gastos financieros y al resultado positivo por exposición a la inflación.

Los gastos financieros lograron una disminución de S/. 12 millones gracias a una mejor composición de la deuda, en la cual se priorizó fuentes de financiamiento de menores costos. La reducción en el gasto financiero es una continuación de la tendencia iniciada el año 2000, en la que se bajó de $19.6 millones, a $16.5 millones en el 2001, $12.1 millones en el 2002 y $9.1 millones en el 2003. Un elemento importante de la estrategia financiera fue la de sustentar el endeudamiento principalmente en nuestro proveedor Caterpillar bajo la modalidad de financiamiento del inventario a 12 meses y en su brazo financiero Caterpillar Financial Services, así como en el mercado de capitales, en el que la empresa se mantuvo muy activa.

Apoyada en la buena aceptación que el mercado brinda a los instrumentos financieros de Ferreyros, se efectuó la colocación de dos series de su emisión de bonos corporativos por $10 y $5 millones en los meses de abril y julio respectivamente, lográndose tasas de 6.25% y 4.5% anual respectivamente. Este año la empresa no realizó emisiones de papeles comerciales pues sus necesidades de corto plazo fueron cubiertas principalmente con proveedores. Sin embargo terminó el año con la inscripción en el Registro Público del Mercado de Valores de un programa de papeles comerciales por $30 millones, el cual será utilizado en el 2004. Cabe señalar que una de las clasificadoras de riesgo mejoró la categoría de los papeles de CP2 a CP2+ denotando la mejora mostrada por las cifras de la compañía.

Si bien al hacer un análisis del total de pasivos que la compañía presenta en su balance, se ve que éstos no disminuyeron, cabe señalar que ello se debió al pago de un bono de titulización por $15 millones en el mes de diciembre y a la amortización de otro bono de titulización por $12 millones a lo largo del año. Al cierre del 2003 la empresa presentaba pasivos por $ 143.4 millones y por otro lado se mantenía un saldo en bonos de titulización por $ 9 millones, mientras que a fines del 2002 estas cifras se situaron en $ 143.1 millones y $ 36 millones respectivamente, lo que significa una reducción de $ 27 millones en la suma de ambas, lograda por la venta de inventarios, cuentas por cobrar y otros activos, así como por la mejora en los resultados. El mayor pasivo producto de un cambio en la estrategia de emisión de valores, se encuentra sustentado en un mayor nivel de cuentas por cobrar financiadas ahora directamente por la compañía y ya no a través del mecanismo de titulización. Consecuentemente, el ratio de endeudamiento creció ligeramente a 1.89 al cierre de año, manteniéndose sin embargo debajo del objetivo propuesto de 2.

Adicionalmente, la empresa siguió contando con el soporte del sistema financiero local que mantuvo las líneas de crédito otorgadas a la compañía en modalidades

diversas como son el financiamiento de capital de trabajo a corto plazo, financiamiento de importaciones y fianzas y avales.

Por el lado de los activos, la empresa logró una vez más bajar el nivel de sus inventarios a lo largo del año, ya que tuvo gran éxito en colocar en el mercado unidades usadas que provenían tanto de su flota de alquiler como de recuperaciones de operaciones de crédito. Asimismo el inventario de repuestos mostró una mayor eficiencia mejorando la rotación de 3.5 a 3.7. Gracias al éxito logrado en vender las unidades retiradas de la flota de alquiler, pudo adquirirse unidades nuevas hacia fines de año, dentro de la política de reposición de las unidades cada 3 años, tal como está diseñado el negocio de alquiler.

La empresa continuó ofreciendo financiamiento a sus clientes, sobretodo en el crédito comercial de corto plazo para las líneas de repuestos y servicios. A pesar de que la rotación del portafolio de estas líneas mostró una mejora, las dificultades operativas encontradas en la ejecución de estas cobranzas, sobretodo a grandes clientes, por los complejos trámites de validación de facturas que debe realizarse, ha dado lugar al desarrollo de un proyecto Six Sigma que ya ha identificado algunos procedimientos que serán aplicados a grandes clientes para reducir los tiempos de cobranza.

Para las ventas de maquinaria, la empresa mantuvo su política de promover y gestionar preferentemente el financiamiento por parte de terceros, en particular de Caterpillar Financial. En los casos de financiamiento directo, la empresa se ha propuesto como meta no financiar más del 25% de estas ventas.

En cuanto a la morosidad del portafolio en su conjunto (esto es los créditos comerciales de corto plazo para repuestos y servicios y la financiación a mediano plazo de maquinaria), ésta mostró un índice de 4 % para cuentas vencidas a más de 180 días, netas de provisión para cobranza dudosa. La empresa en los últimos años ha aumentado sus provisiones de cuentas por cobrar para hacer frente a las operaciones que entraron en el ámbito de Indecopi. La empresa considera que la provisión cubre las pérdidas esperadas tomando en cuenta las garantías con las que se cuenta.

Cabe señalar que en el mes de abril la empresa informó sobre la venta de su inversión en la empresa Matreq Ferreyros, distribuidora de Caterpillar en Bolivia. La venta de dicha inversión permitió a la empresa concentrarse en sus operaciones en el mercado peruano, liberando recursos para dicho fin.

EMPRESAS FILIALES

En el transcurso del ejercicio, la empresa continuó supervisando las actividades de sus empresas filiales a fin de complementar e integrar sus operaciones, obteniendo ventajas de las sinergias generadas. A continuación desarrollamos un breve comentario sobre cada una de ellas:

ORVISA una de las principales filiales de la Organización cumplió 30 años de actividad, manteniendo su liderazgo como la primera empresa comercializadora de

bienes de capital en la Amazonía Peruana, con sede en la ciudad de Iquitos. Cuenta con sucursales en Pucallpa y Tarapoto y oficinas de ventas en Nueva Cajamarca y Bagua, atendiendo a los mercados forestal, petróleo, agrícola, transporte fluvial y minero principalmente. Sus ventas fueron de 43,2 millones de soles y su utilidad de 3.45 millones de soles.

Durante el 2003, se ha mantenido una alta participación de mercado en la venta de motores marinos, habiéndose colocado 36 unidades. Por otra parte, en la zona de Tarapoto y Pucallpa se ha tenido una activa participación en la venta de maquinaria agrícola

Las concesiones forestales otorgadas en el 2003, que aún se encuentran en proceso de desarrollo, deben constituir un mercado interesante para la maquinaria Caterpillar a partir del 2004. Así mismo, los nuevos contratos de exploración petrolera generan expectativas y posibilidades de negocios para ORVISA.

UNIMAQ S.A., se dedica a la comercialización de equipos livianos para la minería, construcción, pesca e industria así como solventes químicos. Continuó expandiendo sus operaciones con un crecimiento en sus ventas en 18 % respecto al año 2002, resaltando en este crecimiento la línea de montacargas Caterpillar, la línea de solventes y la de soldadura Lincoln Electric que representaron el 14%, 11% y 10% respectivamente de las ventas totales. Estas alcanzaron la cifra de 32.7 millones de soles con una utilidad después de impuestos de 1.1 millón de soles

FIANSA S.A., es una empresa que mantiene su sede central en Trujillo y que se ha convertido en una importante maestranza metal mecánica. En el 2003 continuó expandiendo sus operaciones, fortaleciendo su presencia comercial mediante trabajos en el mercado agroindustrial azucarero y en la gran minería. Concluyó el año con un nivel de ventas de S/ 8.5 millones y unas utilidades después de impuestos de 140 mil soles.

MOTORINDUSTRIA, tiene como actividades principales la recuperación de piezas a través de procesos de metalizado y maquinado de las reparaciones de maquinaria que efectúa Ferreyros, la reparación de componentes hidráulicos y el servicio de recuperación de piezas de campo sobre todo para la gran minería. Alcanzó una facturación de cerca de 22 millones de soles. Las utilidades después de impuestos fueron de 3.066 millones de soles.

DEPÓSITOS EFE, depósito autorizado de aduanas, continuó prestando servicios de depósito a las empresas de la organización y a terceros, superando los niveles de venta que se habia propuesto, alcanzando la cifra de 1.6 millones de soles con unas utilidades de 386 mil soles

DOMINGO RODAS SA es una empresa con sede en Tumbes que se dedica a la producción y exportación de langostinos. Pertenece a Ferreyros SAA desde la época en que se debió incursionar en el negocio exportador para agenciar las divisas requeridas para las importaciones de maquinaria. A pesar de las diferentes crisis originadas por la naturaleza que esta industria ha soportado, el esfuerzo de los técnicos ha permitido que se controle la situación y que la empresa retome sus niveles de producción y exportación. Ha cerrado el año con un nivel de ventas netas de 4.9 millones de soles y con utilidades de 92 mil soles

ASOCIACIÓN FERREYROS
PROYECTO DE RESPONSABILIDAD SOCIAL

Por quinto año consecutivo la empresa proporcionó su apoyo a esta obra de eminente carácter social y que constituye su principal esfuerzo en el campo de la responsabilidad social.

La Asociación Ferreyros, constituida legalmente en el año 2003, asumió las actividades de naturaleza educativa que, desde el año 1998, venía realizando la Fundación Ferreyros y que están orientadas a los jóvenes próximos a concluir sus estudios universitarios, entre quienes promueve una cultura de valores cívicos como complemento al ejercicio de sus profesiones.

Esta labor se ha ejecutado en dos campos. Uno, auspiciando la Conferencia Anual de Estudiantes, en una colaboración con IPAE que ha llegado, en el 2003, a su novena versión, con una convocatoria promedio de 500 jóvenes y, otro, en forma directa reuniendo a grupos de jóvenes en los llamados Talleres de Actitud Profesional, donde se reflexiona y, de manera interactiva, se analiza el rol del profesional en la sociedad.

En el año 2003, 450 jóvenes de casi todas las universidades del país participaron en la Conferencia Anual de Estudiantes y se incrementó el número de Talleres a 32 con una asistencia de 1,088 jóvenes pertenecientes a 26 universidades de 14 ciudades.

Complementariamente, la Asociación publica FUTURO, revista dirigida al mismo público, y que contiene artículos referentes a la misma temática

GOBIERNO CORPORATIVO

En el año 2002 la empresa participó a través de Procapitales junto con otras entidades y asociaciones públicas y privadas en la formulación de un pronunciamiento emitido por la Comisión Nacional de Valores (CONASEV), sobre la conveniencia de que las empresas adopten principios de gobierno corporativo. En el año 2003 se sumó a un reducido grupo de empresas que respondieron a una invitación de la Bolsa de Valores para remitir información sobre su nivel de adhesión a los mismos, la cual puede encontrarse en la página web de dicha entidad.

El directorio reconoce la importancia de adherirse a esta declaración y considera que la empresa, a lo largo de su vida corporativa ha guiado su actuar a la luz de principios éticos hoy recogidos en el concepto de gobierno corporativo. El respeto a los derechos de los accionistas, el trato equitativo a los mismos, la clara estipulación de las funciones del directorio y la gerencia, así como la presentación transparente y oportuna de información relevante al mercado son prácticas asumidas por la empresa desde mucho tiempo atrás.

La empresa ha tomado conocimiento de la reciente publicada Resolución Conasev No.096-2003 y se encuentra preparada para emitir los informes que desde el año 2005 serán requeridos a la luz de dicha norma

PERSPECTIVAS

A pesar de no existir consenso entre los especialistas sobre los niveles de crecimiento del producto interno para el año 2004, es razonable pensar que la economía debiera crecer aunque en forma moderada. El problema parece radicar más que en la estabilidad de las cifras macroeconómicas, en la alta turbulencia política que está afectando las actitudes del inversionista. Sin embargo, la empresa ha demostrado que aún en épocas de verdaderas dificultades económicas ha podido mantener su operatividad, con niveles aceptables de ventas y sin perder el liderazgo que mantiene en casi todas sus líneas. En un entorno económico mucho más favorable, con el anuncio de proyectos mineros y de gas en proceso de desarrollo, con alentadores signos de que las privatizaciones y concesiones puedan ser retomadas, y con un alza en el precio de los minerales que podría estimular adquisiciones de equipos por parte de empresas mineras, es de esperar que el nivel de ventas de la empresa crezca ligeramente, en la esperanza de que las ventas logradas el año anterior para el proyecto Camisea puedan ser sustituidas por otras para los proyectos en proceso.

Al haber alcanzado la empresa mantener estable un volumen importante de ventas de repuestos y servicio (ratio de absorción) ha reducido en gran medida su vulnerabilidad frente a las variaciones en la demanda de máquinas y equipos, como tradicionalmente sucedía. Esto ha de permitir una mayor racionalidad en la programación de recursos y actividades, así como en el manejo de las variables financieras.

Por otra parte, la adopción de diversos programas para mejorar cada vez más la eficiencia de las operaciones y en particular acrecentar el retorno al accionista, permiten mirar con fundado optimismo el ejercicio 2004

La privilegiada posición de liderazgo que ha logrado la empresa en casi todos los mercados en que actúa, demandará de continuados esfuerzos para mantenerla. En particular, la confianza depositada en ella por sus principales clientes, genera una obligación y constituye un permanente desafío para seguir mejorando la productividad hasta alcanzar la satisfacción plena de esos clientes a los cuales se debe la empresa.

Al concluir esta introducción el directorio desea renovar el compromiso con los accionistas, clientes, proveedores y personal, de realizar los mejores esfuerzos para cumplir con su misión.

A continuación, nos complace alcanzar en detalle a los señores accionistas la información general y de operaciones así como el análisis y discusión de los estados financieros, de acuerdo con la resolución No. 141.98 EF/94.10 que al respecto ha emitido la Comisión Nacional Supervisora de Empresas y Valores (CONASEV) para la presentación de las memorias anuales de empresas. Se incluye la Declaración de Responsabilidad a que obliga dichas normas.

DECLARACION DE RESPONSABILIDAD

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. durante el período terminado el 31 de diciembre del 2003. Sin perjuicio de la responsabilidad que compete al emisor, los firmantes se hacen responsables por su contenido conforme a los dispositivos legales aplicables.

Oscar Espinosa Bedoya
Director Gerente General

Víctor Astete Palma
Gerente División Contraloría

DENOMINACION Y DOMICILIO

La compañía se denomina Ferreyros Sociedad Anónima Abierta o Ferreyros S.A.A. Tiene su domicilio legal en Avenida Industrial 675, provincia y departamento de Lima. Su central telefónica es 336 7070 y su número de fax es 336 6713.

CONSTITUCION E INSCRIPCION

La empresa Ferreyros fue constituida por escritura pública del 14 de setiembre de 1922 ante Notario Público de Lima, Dr. Agustín Rivero y Hurtado, con el nombre de Enrique Ferreyros y Compañía Sociedad en Comandita. Fue inscrita en el asiento 1, fojas 299, tomo 15 de sociedades del Registro Mercantil de Lima. La sociedad Enrique Ferreyros y Compañía Sociedad en Comandita quedó disuelta según consta en el asiento 10 de fojas 296 del tomo 30 del Registro Mercantil de Lima.

La constitución de Enrique Ferreyros y Compañía S.A. que absorbió los activos y pasivos de Enrique Ferreyros Sociedad en Comandita se efectuó mediante escritura pública de fecha 21 de setiembre de 1931 ante Notario Público de Lima, Dr. Agustín Rivero y Hurtado, inscrita en el asiento 1 de fojas 457 del tomo 31 del Registro Mercantil de Lima. El cambio de denominación a Enrique Ferreyros S.A. se efectuó mediante escritura de fecha 23 de noviembre de 1981 ante Notario Público de Lima, doctor Jorge Eduardo Orihuela Iberico, inscrita en el asiento 213 fojas 599 del tomo 410 del Registro Mercantil de Lima.

El cambio de denominación a Ferreyros S.A. se efectuó por escritura pública de fecha 6 de mayo de 1996 ante notario de Lima, Dr. Jorge Eduardo Orihuela Iberico, inscrita en el asiento 2-B de la ficha N° 117502 del Libro de Sociedades de Registro de Personas Jurídicas. El cambio a su actual denominación, Ferreyros S.A.A., se efectuó por acuerdo de Junta General de Accionistas de fecha 24 de marzo de 1998, inscrito en la partida N° 11007355 del Registro de Personas Jurídicas.

OBJETO SOCIAL Y GIRO DEL NEGOCIO

De acuerdo con su estatuto, Ferreyros tiene por objeto la compraventa de mercaderías y productos nacionales y extranjeros, la importación y exportación de mercaderías y artículos en general, la provisión de servicios y realización de inversiones y comisiones.

La sociedad puede, asimismo, intervenir en todos los actos y celebrar todos los contratos que las leyes permitan y que conduzcan a la realización de los mismos o que convengan a los intereses sociales incluyendo la constitución de sociedades y la adquisición de acciones y/o participaciones de sociedades sea por compra u otro medio o participando en aumentos de capital.

La duración de Ferreyros es indefinida. Al giro de la empresa corresponde la agrupación 5150 división N° 51 de la clasificación CIIU de las Naciones Unidas.

CAPITAL SOCIAL

Al 31 de diciembre del 2003, el capital social está representado por 205,000,000 acciones comunes de un valor nominal de S/. 1.10 cada una, íntegramente suscritas y pagadas, de las

cuales 79.68% pertenece a inversionistas nacionales y 20.32% a inversionistas extranjeros. Los accionistas con participación del 5% o más en el capital social son los siguientes:

Accionista	Participación	Nacionalidad
La Positiva Seguros y Reaseguros S.A.	11.39%	Peruana
IN - CARTADM. (Integra)	10.44%	Peruana
Atlantic Security Bank	8.08%	Extranjera
NV – CARTADN (Nueva Vida)	7.00%	Peruana
Horseshoe Bay Limited	6.46%	Extranjera

GARANTÍAS, AVALES Y FIANZAS OTORGADOS

Al 31 de diciembre del 2003, la Compañía ha otorgado en hipoteca inmuebles por valor total de US$ 25.4 millones, prendas sobre unidades de la flota de alquiler por un valor total de US$ 10.5 millones, prendas y warrants sobre inventarios por US$ 5.7 millones, prenda sobre cuentas por cobrar por US$ 0.9 millones y garantía sobre depósito en banco y fianza por US$1.4 millones. La Compañía tiene como política otorgar garantías para operaciones de mediano plazo. Estas garantías han sido otorgadas por sólo operaciones de financiamiento a plazos de 3 hasta 7.5 años. Las prendas sobre inventario, activos de la flota de alquiler y cuentas por cobrar corresponden a operaciones de financiamiento de las mismas unidades. En el caso de las hipotecas, éstas han sido dadas por una operación de financiamiento a 7.5 años.

Por otra parte, la Compañía ha otorgado avales a subsidiarias y terceros por US$1.2 millones y US$ 4.8 millones, respectivamente, y fianzas bancarias a favor de entidades financieras por US$3.9 millones. El monto total de avales y fianzas otorgados representa el 13.1% de su patrimonio.

RESEÑA HISTORICA

En 1922 nace la empresa Enrique Ferreyros y Cia. por iniciativa de Enrique Ferreyros Ayulo y tres socios quienes, contando con un pequeño capital, se dedicaron a la comercialización en Lima de productos de consumo. En 1942 Ferreyros asume la representación de Caterpillar Tractor, lo cual significó un cambio total en la mentalidad de la empresa. A partir de 1965 se inicia la descentralización de la compañía, constituyendo oficinas en provincias así como diversas compañías filiales. En 1971 se decide inscribir a Ferreyros en la Bolsa de Valores de Lima.

A fines de la década de los ochenta, Ferreyros se desvincula del negocio de bienes de consumo para poder en los años noventa concentrar esfuerzos en el negocio de bienes de capital. Así, en los primeros años de esta década toma nuevas representaciones para completar la línea Caterpillar y atender mejor a los sectores de minería, agricultura y transporte. Hacia 1994 la compañía inicia el negocio de alquiler de equipo pesado y la venta de equipo usado que permitan satisfacer mayores necesidades de los clientes. Paralelamente, la empresa se prepara para asumir el reto que demandaría la gran minería, luego de iniciado el proceso de privatización e ingreso de nuevos agentes a la economía peruana. En esta dirección, a partir de 1995, la compañía viene realizando importantes inversiones para

mejorar la infraestructura de oficinas y talleres y en preparar a su personal de servicio para atender los contratos de mantenimiento y reparaciones a grandes flotas de maquinaria.

La vocación de la compañía es servir a los clientes de todos los segmentos, por lo cual en los últimos años ha creado unidades de negocios para atender al mercado de medianos y pequeños constructores y pescadores.

Respondiendo al crecimiento experimentado y al que se produzca en el futuro, en 1997 la compañía realizó una exitosa emisión y colocación de acciones en el ámbito nacional e internacional, haciéndose posible un aumento de su patrimonio en US$ 22 millones.

En julio de 1998, Ferreyros realizó la primera emisión de bonos de titulización en el país por US$ 20.0 millones y en 1999 lanzó la tercera emisión de bonos corporativos por US$ 30 millones, luego que en 1994 y 1996 lanzara sus dos primeras emisiones. En 1999 realizó la primera emisión por US$ 15.0 millones de un programa de titulización registrado ante la CONASEV por US$ 45.0 millones. En los meses de marzo y setiembre del 2002 pagó su tercera emisión de bonos corporativos por un total de US$ 30 millones. En el mes de agosto del mismo año emitió la primera serie de su cuarta emisión por US$ 15.0 millones, y, en abril y julio de 2003, la segunda y tercera serie por US$ 10.0 millones y US$ 5.0 millones, respectivamente, con lo cual se completó la emisión de su cuarto bono corporativo inscrito por US$ 30.0 millones.

ACTIVIDADES COMERCIALES

ASPECTOS GENERALES

Ferreyros, reconocida como la principal distribuidora de bienes de capital en el Perú, destina sus productos hacia una gama diversificada de sectores de la actividad económica como minería, construcción, agricultura, energía, pesca y transporte. Es la única distribuidora de Caterpillar en el Perú desde 1942.

Además de la maquinaria y los motores Caterpillar, Ferreyros comercializa una amplia gama de equipos, incluyendo los compresores y perforadoras Ingersoll Rand, tractores Massey Ferguson y una línea de camiones pesados Kenworth. La compañía es líder del mercado por un amplio margen para la mayoría de los productos que ofrece. En el año 2003, la línea Caterpillar representó, aproximadamente, el 89.1% de sus ventas.

La empresa dispone de la red más grande de talleres para reparación de maquinaria y equipos pesados del país y de un grupo de técnicos calificados, pues el continuo éxito en las ventas de maquinaria pesada y equipos seguirá dependiendo de la calidad del producto y del servicio posventa.

PANORAMA GENERAL DE SECTORES ECONOMICOS CLAVES EN EL PERU

La comercialización de bienes de capital en el Perú depende en gran medida del nivel de crecimiento de la economía peruana, particularmente en sectores tales como minería, construcción, pesca, agricultura, transporte y energía, donde se venden los productos de Ferreyros. Es importante considerar que la disponibilidad de los bienes de capital es el primer paso para el crecimiento del país, por lo que puede haber una diferencia en el tiempo

entre el crecimiento en la economía peruana y la demanda por bienes de capital. Asimismo, la importación de bienes de capital es indispensable para el desarrollo de cualquier rama industrial, tomando en consideración el importante papel que desempeña la tecnología para alcanzar niveles de competitividad y eficiencia requeridos por el mercado.

El crecimiento sostenido de algunos sectores como construcción y minería en los cinco años anteriores a 1998 impulsó la compra de maquinaria, reflejándose esta situación en las cifras globales de importación de bienes de capital que durante dichos años presentaron un crecimiento de 21.5% promedio anual. La desaceleración del crecimiento de la actividad económica en los años 1998/ 2001 repercutió negativamente en la importación de bienes de capital. Sin embargo, dadas las perspectivas de crecimiento en el mediano plazo de los sectores económicos y la dependencia de maquinaria del exterior, las importaciones de bienes de capital deben incrementarse en los próximos años conforme al desenvolvimiento de la economía.

COMPETENCIA

Pocos mercados, como el peruano, pueden mostrar la variedad de máquinas, y equipos que son ofrecidos en el país por un gran número de proveedores. Dada la amplitud de las líneas que ofrece, Ferreyros compite en forma segmentada con muchos de esos proveedores, que representan diversas marcas.

En maquinaria de movimiento de tierra los principales competidores son Komatsu, Volvo, Case, John Deere y Fiat Allis.

En motores diesel compite principalmente con Wartsila, Man, Detroit Diesel, Cummins, FG Wilson y Volvo.

En repuestos para maquinaria Caterpillar existen varios fabricantes de repuestos no genuinos que cubren pequeños segmentos del mercado.

En la línea de tractores agrícolas, los principales competidores son John Deere y Ford New Holland.

En compresoras portátiles de aire, nuestras máquinas Ingersoll Rand compiten con Sullair y Atlas Copco, y en perforadoras de roca para minería con Sandvik Tamrock y Atlas Copco. Los cargadores de bajo perfil Caterpillar Elphistone compiten con Atlas Copco Wagner y Sandvik Tamrock.

En camiones, la línea Kenworth compite con Volvo y Scania, en un mercado en que también participan Freightliner, Mercedes Benz y otros.

En casi todas estas líneas, la buena calidad de los productos que distribuye, el calificado servicio posventa, la amplia red de sucursales y oficinas y el importante volumen de repuestos que ofrece, han generado las preferencias de la clientela que ha convertido a casi todos los productos que comercializa Ferreyros en líderes de sus respectivos mercados

FINANZAS

El año 2003 se caracterizó por una sustantiva mejora en la rentabilidad de la empresa. Así, al cierre del ejercicio la utilidad neta fue de S/.20.3 millones comparada con la utilidad neta del cierre del año anterior de S/. 10.8 millones., lo cual significa un incremento de 87.6%. Los factores que permitieron esta mayor utilidad fueron la estabilidad en los gastos operativos de la compañía, la reducción en los gastos financieros y el resultado positivo por exposición a la inflación. Esta mayor utilidad permitió que la empresa aplicara dichos recursos a la reducción de deuda.

Los gastos financieros mostraron una disminución de S/.12.0 millones, gracias a: i) una reducción de US$ 20.6 millones en el pasivo promedio del año; ii) una disminución de las tasas de interés tanto locales como internacionales; y iii) una mejor composición de la deuda, en la cual se dio prioridad a las fuentes de financiamiento de menores costos.

La empresa mostró al cierre de año un ratio de endeudamiento de 1.89, en línea con el objetivo de mantener dicho ratio por debajo de 2.

Fuentes de financiamiento

Un elemento importante de la estrategia financiera de la compañía fue la de sustentar su endeudamiento principalmente con proveedor Caterpillar bajo la modalidad de financiamiento de su inventario a 12 meses y en su brazo financiero Caterpillar Financial Services, así como en el mercado de capitales, en el que se mantuvo activa.

Habiéndose logrado reducciones importantes en los niveles de inventario y por lo tanto en los indicadores de rotación, la empresa ya no requiere financiar sus inventarios a 12 meses, y por ello desde enero del 2004 lo viene haciendo a plazos de 6 meses, lo cual ocasionará que los financiamientos de su proveedor Caterpillar se reduzcan del nivel de US$ 56 millones registrado a fines del 2003 a una cifra de alrededor de US$40 millones.

En el 2003 no se realizaron nuevos financiamientos con Caterpillar Financial, por lo cual la exposición con esta importante fuente de financiamiento se redujo a US$ 37 millones, dentro de una línea aprobada de US$60 millones.

En cuanto a la participación de Ferreyros como emisor en el mercado de capitales local, la empresa completó durante el año 2003 la emisión de su cuarto bono corporativo inscrito en US$30 millones, mediante la colocación de las series B y C por US$10 millones y US$5 millones en los meses de abril y julio respectivamente, lográndose tasas de 6.25% y 4.5% anual, respectivamente. Los primeros US$15 millones se emitieron en agosto del 2002. La empresa actualmente se encuentra en el proceso de inscripción de su primer programa de bonos corporativos (hasta el momento había operado mediante la inscripción de emisiones y no de programas), por US$50 millones, según acuerdo otorgado por la Junta General de Accionistas del 2003.

Por otra parte, no se realizaron emisiones de papeles comerciales, pues las necesidades de corto plazo fueron cubiertas principalmente con financiamiento de proveedores. Sin embargo, hacia fines del 2003 se obtuvo la inscripción en el Registro Público del Mercado de Valores de un programa de papeles comerciales por US$30 millones, también aprobado

por la Junta General de Accionistas del 2003, el cual será utilizado en el 2004. Cabe señalar que una de las clasificadoras de riesgo mejoró la categoría de los papeles de CP2 a CP2+, en reconocimiento de la mejora mostrada por las cifras de la compañía.

Finalmente, en relación a las emisiones de bonos de titulización, la empresa no realizó ninguna nueva emisión y por el contrario canceló un bono de titulización por US$15 millones que venció en el mes de diciembre y amortizó, a lo largo del 2003, en US$ 12 millones otro bono de titulización, originalmente de US$17 millones. Al cierre del 2003, los bonos de titulización vigentes en el mercado son dos: uno por US$5 millones (saldo de la emisión por US$17 millones que se ha venido amortizando) y otro por US$4 millones que vence a fines del 2005.

Adicionalmente, la empresa siguió contando con el soporte del sistema financiero local que mejoró las condiciones de las líneas de crédito otorgadas a la compañía en modalidades diversas como son el financiamiento de capital de trabajo a corto plazo, financiamiento de importaciones y fianzas y avales.

El ratio corriente mejoró a lo largo del 2003, pasando de 1.28 en diciembre del 2002 a 1.43 en diciembre del 2003.

Principales activos

En el 2003 la empresa continuó disminuyendo el nivel de sus inventarios (de US$67.8. millones al cierre del 2002 a US$57.8 millones al cierre del 2003), colocando con éxito en el mercado, unidades usadas que provenían tanto de su flota de alquiler como de recuperaciones de operaciones de crédito. Asimismo, el inventario de repuestos mostró una mayor eficiencia mejorando la rotación de 3.1 a 4.1. Gracias al éxito logrado en la venta de unidades ya retiradas de la flota de alquiler, hacia fines de año se compró unidades nuevas para la flota, tal como está diseñado el negocio de alquiler que supone una reposición de las unidades cada 3 años.

La empresa continuó ofreciendo financiamiento a sus clientes, sobretodo en el crédito comercial de corto plazo para las líneas de repuestos y servicios, las cuales generan términos de pago promedios de 45 días. La rotación del portafolio de estas líneas mostró una mejora. Para las ventas de maquinaria, la empresa mantuvo su participación secundaria en la financiación de las mismas, promoviendo el financiamiento por parte de terceros, en especial, de Caterpillar Financial. La empresa se ha propuesto como meta no financiar más del 25% de estas ventas.

La morosidad del portafolio en su conjunto (que incluye créditos comerciales de corto plazo para repuestos y servicios y financiación a mediano plazo de maquinaria), mostró un índice de 4 % para cuentas vencidas a más de 180 días, netas de provisión para cobranza dudosa.

En los últimos años, la empresa ha aumentado sus provisiones de cuentas por cobrar para hacer frente a las operaciones que entraron en el ámbito de Indecopi. La empresa considera que la provisión cubre las pérdidas esperadas tomando en cuenta las garantías con las que se cuenta.

Cabe señalar que en el mes de abril la empresa informó sobre la venta de su inversión en la empresa Matreq Ferreyros, distribuidora de Caterpillar en Bolivia. La venta de dicha inversión permitió a la empresa concentrarse en sus operaciones en el mercado peruano, liberando recursos para dicho fin. En el año 2004 se continuará con los esfuerzos que se vienen dedicando para la venta de algunos inmuebles que no son requeridos para atender los negocios de la compañía.

En lo que respecta a nuevas inversiones, en el 2003 la empresa efectuó algunas mejoras tanto en el CRC (Centro de Reconstrucción de Componentes) como en algunos talleres a nivel nacional, reposiciones de equipos de cómputo y adquisiciones componentes de protección para grandes proyectos mineros. En el 2003, el monto total de estas inversiones ascendió a US$ 0.8 millones. Para el 2004 se tiene proyectado invertir en adquisiciones y mejoras de activos fijos un monto de US$1.9 millones.

Los saldos de caja representan en promedio una semana de egresos. La caja de la compañía se maneja en dólares americanos para atender las obligaciones y gastos operativos que son mayormente en dicha moneda.

INFRAESTRUCTURA

Las principales propiedades de la empresa consisten en los terrenos y edificios donde están ubicadas sus oficinas administrativas, almacenes, talleres de reparación, salas de exhibición e inventario.

La compañía tiene su oficina central en Lima y sucursales en las ciudades de Piura, Chiclayo, Cajamarca, Trujillo, Chimbote, Huaraz, Arequipa y Cusco, las cuales se localizan en propiedades de la Compañía . La Compañía también cuenta con oficinas en las ciudades de Ica, Huancayo, Ayacucho y Huaypetuhe. Las oficinas de Ica y Ayacucho funcionan en locales alquilados y las de Huancayo y Huaypethue en locales propios.

PROCESOS LEGALES

La compañía se ha constituido en parte de ciertos procesos legales que surgieron en el curso normal de sus actividades, la mayoría de los cuales, ni individual ni colectivamente, puede considerarse importante. Debe señalarse, sin embargo, que a finales del ejercicio la compañía mantiene en proceso de reclamación tres juicios por concepto de indemnización por responsabilidad extracontractual iniciado por terceros por US$ 1.95 millones. La gerencia de la empresa, basada en la opinión de sus asesores legales considera que estas demandas son improcedentes y que el resultado final será favorable a la compañía.

Por otra parte, al cierre del 2003, la compañía tiene las siguientes contingencias tributarias:

a) En el mes de noviembre del año 2001, la compañía presentó un recurso al Tribunal Fiscal en relación a una Resolución de SUNAT por la cual fija en casi 1 millón de soles más el importe de la deuda tributaria que fuera materia de acogimiento oportuno en el Régimen Especial de Fraccionamiento Tributario. En el mes de febrero de 2003, el Tribunal Fiscal ha resuelto declarar nula e insubsistente la Resolución antes indicada, en el extremo que reliquida la deuda materia de

acogimiento a la Ley N° 27334, ordenando a la Administración Tributaria emitir un nuevo pronunciamiento

b) Resolución de multa por S/. 2.0 millones (incluyendo intereses) por supuesto tributo omitido en el pago de regularización del impuesto a la renta del año 2000, en proceso de reclamación ante el Tribunal Fiscal.

c) Acotaciones tributarias por S/. 3.3 millones (incluyendo multas e intereses) por Impuesto a la Renta e Impuesto General a las Ventas, en proceso de reclamación ante la Superintendencia de Administración Tributaria (SUNAT)..

En opinión de los asesores tributarios, dichas acotaciones son improcedentes y el resultado final deberá sr favorable para la compañía.

SUBSIDIARIAS

La Compañía mantiene inversiones en varias subsidiarias. Al 31 de diciembre de 2003, su participación en el capital social de las mismas es como sigue:

Orvisa S.A..	99.00%
Heavy Machinery Services Ltd.	100.00%
Fiansa S.A.	99.00%
Depósitos Efe S.A.	99.78%
Motorindustria S.A.	99.99%
Domingo Rodas S.A.	75.01%
Unimaq S.A.	99.99%

ORVISA S.A.

Orvisa, constituida en 1973, es una subsidiaria de la compañía que realiza operaciones en Iquitos, Tarapoto, Pucallpa, Bagua Chica y Nueva Cajamarca, ciudades localizadas en la región de la selva amazónica del Perú. Orvisa ofrece las mismas líneas de productos que Ferreyros y es el líder del mercado para las tres líneas de productos que generan la mayor demanda en la región, como son la maquinaria agrícola, los motores marinos y el equipo forestal.

Por ser una empresa situada en la región de la selva, Orvisa goza actualmente de ciertas ventajas arancelarias y tributarias que le permiten ser más competitiva con sus precios.

En el 2003, ORVISA generó ingresos por S/.43.2 millones y una utilidad neta de S/.3.5 millones.

HEAVY MACHINERY SERVICES LTD.

Heavy Machinery es una subsidiaria de propiedad de la compañía, constituida en el exterior. Se dedica a la venta de maquinaria pesada a grandes empresas que operan en el Perú y que generalmente son subsidiarias de empresas multinacionales que obtienen financiamiento en

el exterior e importan directamente de los fabricantes. En el 2003, no realizó ninguna operación importante.

FIANSA S.A.

Fiansa es una subsidiaria constituida en 1968 y domiciliada en la ciudad de Trujillo. Su actividad económica original fue la fabricación y venta de implementos agrícolas, implementos industriales y tableros eléctricos a la que dedica hoy una parte pequeña de su producción. En los últimos años se ha orientado a la realización de trabajos de metal mecánica y montaje e instalaciones eléctricas.

En el 2003, Fiansa generó ingresos por S/.8.5 millones y una utilidad de S/.0.14 millones.

DEPOSITOS EFE S.A.

Depósitos Efe es una subsidiaria constituida en 1983. Su actividad económica es la prestación de servicios de almacenaje simple y de depósito aduanero autorizado.

En el 2003, Depósitos Efe generó ingresos por S/. 1.6 millones y una utilidad neta de S/. 0.38 millones.

MOTORINDUSTRIA S.A.

Motorindustria es una subsidiaria constituida en 1987. Su actividad económica original fue el desarrollo de la actividad industrial terminal de producción de vehículos automotrices, así como la venta de repuestos y servicios. La Junta General de Accionistas en 1995 acordó la suspensión temporal de sus actividades encargando, a partir de octubre de 1995, la administración de Motorindustria a Ferreyros. El 1ro. de julio de 1998 la Junta General de Accionistas acordó su reactivación y actualmente su actividad principal es la prestación de servicios de maquinado para la recuperación de componentes de maquinaria. Su actividad está muy ligada al Centro de Remanufactura de Componentes de Ferreyros.

En el 2003, Motorindustria generó ingresos por S/. 22.0 millones y una utilidad neta de S/. 3.0 millones.

DOMINGO RODAS S.A.

Domingo Rodas S.A. es una subsidiaria constituida en 1979 en la ciudad de Tumbes. Su actividad económica principal es el cultivo, crianza, extracción, industrialización y comercialización de langostinos.

En el 2003, Domingo Rodas generó ingresos por S/.4.9 millones y una utilidad de S/.0.1 millones. Si bien en el momento de su constitución esta compañía era parte de una estrategia de diversificación hacia el comercio de exportación, hoy ha perdido significado dentro de la concentración de Ferreyros en el negocio de bienes de capital, por lo que su permanencia dentro de la organización está en proceso de revisión.

Unimaq es una compañía constituida en febrero de 1999. Su actividad económica principal es la comercialización de equipos livianos para la minería, construcción e industria, así como la venta de repuestos y prestación de servicios de taller.

En el 2003, generó ingresos por S/.30.5 millones y una utilidad neta por S/.1.1 millones.

OTRAS INVERSIONES:

La compañía también mantiene una participación accionaria de 13.6% en La Positiva Seguros y Reaseguros S.A., una empresa constituida en el Perú el año 1937, y cuya actividad económica principal es la contratación de seguros generales y de vida.

ASPECTO BURSATIL

Al cierre del 2003, la compañía tenía inscritos en el Registro Público del Mercado de Valores acciones de propia emisión, bonos corporativos y papeles comerciales.

ACCIONES COMUNES

El capital social de la compañía está formado por 205,000,000 acciones comunes en circulación con un valor nominal de S/. 1.10 cada una. La cotización de apertura del año fue de S/ 0.46 y la de cierre fue de S/ 0.75, llegándose a una cotización máxima de S/.1.20 en mayo y a una mínima de S/.0.46 en enero. El precio promedio de la acción en el año 2003 fue de S/.0.76.

Las cotizaciones mensuales de la acción durante el año 2003 se muestran en el anexo 1.

BONOS CORPORATIVOS

Los Bonos Ferreyros . Cuarta Emisión quedaron inscritos según resolución Conasev N°056-2002-EF/94.11.

Las características del bono según consta en el contrato de emisión y en el prospecto informativo son las siguientes:

Instrumento: Bonos Ferreyros – Cuarta Emisión
Clase: Nominativos e indivisibles y anotados en cuenta en CAVALI ICLV S.A.
Monto registrado: US$ 30,000,000
Valor nominal: US$1000 cada uno
Series: Una o más
Plazo: 3 años
Periodicidad de pago de intereses: Por trimestre vencido
Amortización: 100% del capital al vencimiento de 3 años

En agosto del 2002, se colocó la primera serie por US$ 15,000,000 con las siguientes características:
Monto en circulación: US$ 15,000,000

En agosto del 2002, se colocó la primera serie por US$ 15,000,000 con las siguientes características:
Monto en circulación: US$ 15,000,000
Fecha de emisión: 29 de agosto del 2002
Fecha de redención: 29 de agosto del 2005
Tasa de interés: 7.5 nominal anual, con un año base de 360 días.

En abril del 2003, se colocó la segunda serie por US$10,000,0000 con las siguientes características:
Monto en circulación: US$ 10,000,000
Fecha de emisión: 07 de abril del 2003
Fecha de redención: 07 de abril del 2006
Tasa de interés: 6.25 nominal anual, con un año base de 360 días.

En julio del 2003, se colocó la segunda serie por US$5,000,000 con las siguientes características:
Monto en circulación: US$ 5,000,000
Fecha de emisión: 25 de julio del 2003
Fecha de redención: 25 de julio del 2006
Tasa de interés: 4.5 nominal anual, con un año base de 360 días.

Las cotizaciones mensuales de los Bonos Ferreyros – Cuarta Emisión en el año 2003 se muestran en el anexo 2.

PAPELES COMERCIALES

Luego que venciera la vigencia del primer programa de papeles comerciales en enero del 2003, mediante Resolución Conasev N° 083-2003-EF/94.11 del 22 de octubre del 2003 quedó inscrito en el Registro Público del Mercado de Valores el Segundo Programa de Instrumentos de Corto Plazo Ferreyros, por un monto máximo de US$30.0 millones. Actualmente, la primera emisión se encuentra en proceso de inscripción.

ADMINISTRACION

El Directorio se encuentra conformado de la siguiente manera:

Carlos Ferreyros Aspíllaga	Presidente
Eduardo Montero Aramburú	Vice-Presidente
Luis Moreyra Ferreyros	Director
Enrique Normand Sparks	Director (hasta abril de 2003)
Juan Manuel Peña Roca	Director
Carlos Muñoz Torcello	Director
Jorge Picasso Salinas	Director
Andrea Von Wedemeyer Knigge	Director (desde julio de 2003)
Oscar Espinosa Bedoya	Director Gerente General

Las siguientes personas son los funcionarios ejecutivos de la Compañía:

Oscar Espinosa Bedoya	Director Gerente General

Gustavo Moreno Barrera	Gerente Central de Operaciones
Hugo Sommerkamp Molinari	Gerente Central de Administración y Control De Gestión
José Miguel Salazar	Gerente de la División de Minería
Mariela García de Fabbri	Gerente de la División de Finanzas
Víctor Astete Palma	Gerente de la División de Contraloría
Andrés Gagliardi Wakeham	Gerente de la División de Personal
Raúl Vásquez Erquicio	Gerente de la División de Auditoria Interna
Luis Bracamonte Loayza	Gerente de la División de Sucursales
José López Rey Sánchez	Gerente de la División de Repuestos y Servicio

CURRICULUM VITAE

Oscar Espinosa Bedoya
Oscar Espinosa ocupa la Gerencia General de Ferreyros S.A.A. desde 1983. Ingresó a la compañía en 1981. Anteriormente fue Presidente de Interbank, COFIDE y otras entidades financieras, así como director ejecutivo del Banco Mundial. Es ingeniero civil con postgrado en economía, finanzas y administración de empresas.

Gustavo Moreno Barrera
Gustavo Moreno se desempeñó desde 1990 como Gerente de la División de Máquinas y Motores Caterpillar. A partir del 31 de diciembre de 1998 asumió el cargo de Gerente Central de Maquinaria. Tiene 35 años trabajando en la compañía, 20 de los cuales han sido en el área de ventas. Es graduado en Ingeniería Mecánica Eléctrica en la Universidad Nacional de Ingeniería y ha participado en diferentes cursos y seminarios organizados por Caterpillar.

Hugo Sommerkamp Molinari
Hugo Sommerkamp ocupa el cargo de Gerente Central de Administración y Control de Gestión desde el 1° de julio del 2001. Anteriormente, fue Gerente Central de Administración y Finanzas desde el 31 de diciembre de 1998 y Gerente de la División de Finanzas desde marzo de 1996, fecha en la que se reincorporó a Ferreyros. Entre 1985 y 1990 desempeñó el cargo de Gerente de Contraloría de las subsidiarias del Grupo Ferreyros. Entre 1990 y 1996 trabajó en Paraguay como Director Financiero de las diferentes subsidiarias del grupo ECOM (Lausanne Suiza). Es contador público colegiado de la Pontificia Universidad Católica del Perú con cursos de especialización en Auditoría y Finanzas tanto en el Perú como en el extranjero.

José Miguel Salazar
José Miguel Salazar desempeña el cargo de Gerente de la Divisón Minería, creada el año 2001. Desde el año 1996 y hasta su incorporación a la Compañía en enero del año 2001, desempeñó el cargo de Gerente General de Matreq Ferreyros S.A., distribuidor exclusivo de Caterpillar en Bolivia y empresa que fuera subsidiaria de la Compañía hasta abril del 2003. Anteriormente, trabajó en Ferreyros entre los años 1969 y 1990, desempeñando diferentes funciones en áreas comerciales y administrativas, llegando a ser Gerente de la División de Finanzas en 1988. Entre los años 1990 y 1995 ocupó cargos similares en otras empresas del

medio. Ha participado en diferentes cursos en el país así como en seminarios organizados por Caterpillar.

Mariela García de Fabbri
Mariela García de Fabbri desempeña el cargo de Gerente de División Finanzas desde julio del año 2001. Ingresó a la Compañía en el año 1988 y ha tenido a su cargo diferentes cargos en el área de finanzas. Hasta junio del 2001 se desempeñaba como Gerente de Tesorería . Actualmente, es Vicepresidente de la Asociación Procapitales y Directora de IPAE. Ha sido investigadora y miembro del comité editorial de publicaciones del Consorcio La Moneda. Es licenciada en Economía de la Universidad del Pacífico.

Víctor Astete Palma
Víctor Astete trabaja en Ferreyros desde 1977 y se desempeña como Gerente de la División de Contraloría desde 1996. Anteriormente ocupó diferentes cargos en las gerencias de contabilidad, presupuestos, asesoría contable y contraloría de inversiones. Se graduó como Contador Público en la Universidad Mayor de San Marcos y ha seguido diversos cursos de especialización en el Perú y en el extranjero.

Andrés Gagliardi Wakeham
Andrés Gagliardi ocupa el cargo de Gerente de la División de Personal desde 1986 y cuenta con 32 años de experiencia. Anteriormente ha desempeñado cargos similares en otras empresas de prestigio. Es bachiller en Relaciones Industriales de la Universidad San Martín de Porres y ha seguido diversos cursos, seminarios y congresos de su especialidad.

Raúl Vásquez Erquisio
Raúl Vásquez es Gerente de la División de Auditoría Interna desde 1978. Anteriormente fue Gerente Administrativo-Financiero de la Cia. Pesquera Estrella del Perú y Gerente de Auditoría de Arthur Andersen & Co. Es graduado como bachiller en ciencias económicas y comerciales y como contador público colegiado en la Universidad Nacional Mayor de San Marcos.

Luis Bracamonte Loayza
Luis Bracamonte se desempeña como Gerente de la División Sucursales desde 1997. Trabaja hace 20 años en Ferreyros y anteriormente ha tenido a su cargo diferentes cargos en las gerencias de sucursales y subgerencias de créditos y cobranzas. Realizó estudios universitarios en Administración de Empresas en la Universidad de Lima y cursos de postgrado en ESAN.

José López Rey Sánchez
José López ocupa el cargo de Gerente de División de Repuestos y Servicios desde 1999. Tiene 18 años laborando en la Compañía. Anteriormente, fue Gerente de Servicios desde 1994 hasta 1998. Es graduado en Ingeniería Mecánica en la Universidad Nacional de Ingeniería. Ha seguido cursos de Administración y Contabilidad Gerencial en ESAN.

Los aspectos relativos a la administración del personal de la Compañía se encuentran a cargo de la Gerencia de la División de Personal. Al finalizar el 2003, laboraban en la compañía 1,144 trabajadores tanto en su oficina principal como en provincias.

La variación de dicho personal en los 2 últimos años fue como sigue:

	2003	2002	2001	Variación 03/02	Variación 02/01
Permanente :					
Personal ejecutivo	33	28	29	5	-1
Personal técnico	376	342	415	34	-73
Empleados y vendedores	143	135	169	8	-34
Obreros	592	565	638	27	-73
Subtotal	1144	1070	1251	74	-181
Eventual	25	28	23	-3	5
Total	1169	1098	1274	71	-176

El clima laboral en Ferreyros es de gran armonía, caracterizándose por una identificación de los trabajadores con los objetivos de la empresa. Las relaciones entre empresa y trabajadores son buenas no habiéndose experimentado huelgas o disputas importantes. El Sindicato de Empleados que por muchos años tuvo vigencia, dejó de existir en 1993. El Sindicato de Obreros está conformado por un total de 98 trabajadores afiliados. Los pactos colectivos se negocian con los representantes de los trabajadores en enero de cada año.

La compañía sigue manteniendo programas de bienestar social y de vivienda en favor de sus trabajadores.

ANALISIS Y DISCUSION DE LOS ESTADOS FINANCIEROS

A continuación se presentan las explicaciones de las variaciones más importantes entre los estados financieros de la compañía al 31 de diciembre del 2003 y 2002. Para este propósito, algunas cifras han sido reclasificadas en el estado de ganancias y perdida que se muestra a continuación, para incluir las ventas por pedido directo en ventas netas y costo de ventas.

ESTADO DE GANANCIAS Y PERDIDAS
(En millones de soles constantes)

	2003		2002		Variacion
	Importe	%	Importe	%	%
Ventas netas	694.5	100.0	667.1	100.0	4.1
Costo de ventas	530.7	76.4	504.8	75.7	5.1
Utilidad en ventas	163.8	23.6	162.3	24.3	0.9
Otros ingresos de operaciones	3.2	0.5	3.2	0.5	
Utilidad bruta	166.9	24.0	165.5	24.8	0.8
Gastos de venta y administación	123.0	17.7	116.9	17.5	5.2
Utilidad en operaciones	43.9	6.3	48.7	7.3	-9.7
Ingresos financieros	15.2	2.2	21.2	3.2	-28.1
Gastos financieros	-31.5	-4.5	-43.5	-6.5	-27.6
Participación en los resultados de subsidiarias bajo el método de participación patrimonial	7.0	1.0	5.6	0.8	26.2
Otros ingresos (egresos), neto	5.3	0.8	2.4	0.4	124.5
Utilidad antes de resultado por exposición a la inflación y gastos extraordinarios	40.0	5.8	34.2	5.1	16.7
Ganancia (pérdida) por exposición a la inflación	10.6	1.5	-8.3	-1.2	
Utilidad antes participaciones e impuesto a la renta	50.5	7.3	26.0	3.9	94.6
Participaciones	-4.2	-0.6	-1.8	-0.3	130.8
Utilidad antes de impuesto a la renta	46.3	6.7	24.1	3.6	91.8
Impuesto a la renta	-14.3	-2.1	-6.2	-0.9	130.9
Utilidad antes de gastos extraordinarios	32.0	4.6	17.9	2.7	78.3
Gastos extraordinarios	-11.7	-1.7	-7.1	-1.1	64.1
Utilidad neta	20.3	2.9	10.8	1.6	87.6

VENTAS NETAS

Las ventas de stock y de pedido directo efectuadas por las compañía –todas en el mercado nacional- en los años 2003 y 2002 son las siguientes:

(En miles de soles constantes)

	2003	2002	Variación %
Caterpillar	119,448	131,021	-8.8
Equipos	29,329	29,388	-0.2
Automotriz	10,338	3,820	170.6
Alquileres	32,385	34,753	-6.8
Usados	26,188	23,443	11.7
	217,688	222,425	-2.1
Repuestos y Servicios	476,780	444,683	7.2
Total	694,468	667,108	4.1

Las ventas netas en el 2003 ascendieron a S/.694.5 millones, en comparación con S/. 667.1 millones del año anterior, un incremento de 4.1%. En el 2003, las ventas de productos principales (Caterpillar, Equipos, Automotriz y Usados) y de Alquiler de Equipos fueron ligeramente menores que las del año anterior (-2.1%), debido principalmente a que en el año 2002 se efectuó una venta por US$ 18.8 millones a una empresa encargada de efectuar los trabajos de desarrollo del proyecto Camisea. Dicha venta no se repitió en el 2003. Sin embargo, en el 2003, las ventas de repuestos y servicios fueron mayores en 7.2% que las del año anterior, gracias a la demanda generada por el parque de maquinaria Caterpillar vendida en años anteriores, principalmente a empresas de la gran minería.

UTILIDAD EN VENTAS

La utilidad en ventas en el 2003 ascendió a S/.163.8 millones (23.6% de las ventas netas), en comparación con la obtenida en el año anterior que fue de S/.162.3 millones (24.3% de las ventas netas), un incremento de 0.9%. En términos porcentuales, la utilidad en ventas del 2003 es ligeramente menor que la del año anterior, debido a: i) mayores ventas a las empresas de la gran minería que, por ser de gran volumen, tienen márgenes brutos menores que las ventas a clientes de otros sectores económicos; y ii) a mayores ventas de equipos recuperados, en las cuales se obtienen, en promedio, pequeñas pérdidas.

OTROS INGRESOS DE OPERACION

Tanto en el 2003 como en el año 2002, este rubro incluye ingresos provenientes de una asociación en participación constituida por la Compañía y un proveedor del exterior. Los ingresos recibidos por la Compañía de la Asociación en Participación se determinan en función del número de unidades embarcadas y facturadas por el proveedor del exterior a un cliente domiciliado en el país. Los ingresos recibidos de dicha Asociación en el 2003 son similares a los recibidos en el año anterior.

GASTOS DE VENTA Y ADMINISTRACION

Los gastos de venta y administración ascendieron en el 2003 a S/.123.0 millones, en comparación con S/.116.9 millones del año anterior, un incremento de 5.2%. que se explica por: i) aumento de las remuneraciones del personal, para reponer parte de la pérdida de poder adquitivo de la moneda peruana, ocasionada por la inflación de los últimos cinco años, período en el cual se mantuvieron congeladas; ii) aumento de los gastos variables como consecuencia del importante incremento de las ventas de repuestos y servicios; iii) aumento de los gastos de apoyo "in situ" a clientes de la gran minería , a fin de promover mayores ventas de repuestos y servicio; y iiii) aumento de los gastos de capacitación del personal de mecánicos, para cumplir con los estándares de calidad exigidos, principalmente, por los clientes de la gran minería.

INGRESOS FINANCIEROS

Los ingresos financieros en el 2003 ascendieron a S/.15.2 millones, en comparación con S/. 21.2 millones del año anterior, una disminución de 28.1%, como consecuencia de una reducción de las ventas de maquinaria y equipo financiadas por la Compañía, Al respecto, cabe mencionar que, a partir del 2003, la Compañía ha endurecido los requisitos para el otorgamiento de crédito a clientes, a fin de mantener un bajo índice de morosidad en su cartera de cuentas por cobrar. La disminución de los ingresos financieros en el 2003, se compensará en años futuros con un menor gasto por provisión para cuentas de cobranza dudosa.

GASTOS FINANCIEROS

Los gastos financieros del año 2003 ascendieron a S/.31.5 millones en comparación con S/.43.5 millones del año anterior, una disminución de 27.6%, que se explica por: i) la reducción del pasivo promedio anual en S/. 71.8 millones (el pasivo promedio del 2003 ascendió a S/.496.5 millones, en comparación con S/.568.3millones del año 2002); y ii) la disminución de las tasas de interés tanto en el mercado local como internacional.

PARTICIPACIÓN EN LAS UTILIDADES DE SUBSIDIARIAS

Los ingresos por participación en las utilidades de subsidiarias en el 2003 ascendieron a S/. 7.0 millones, en comparación con S/. 5.6 millones del año anterior, un incremento de 26.2 %, debido, principalmente, a que una subsidiaria que en el 2002 tuvo una pérdida de S/. 3.1 millones, obtuvo en el 2003 una utilidad de S/.0.1 millones.

OTROS INGRESOS (EGRESOS), NETO

En el 2003, en este rubro se registro un ingreso neto de S/. 5.3 millones, en comparación con un ingreso neto de S/. 2.4 millones del año anterior. La diferencia se debe, principalmente a una recuperación de un impuesto a la renta pagado por cuenta de un proveedor no domiciliado, y a una recuperación de provisiones para cobranza dudosa efectuadas en años anteriores.

RESULTADO DE EXPOSICION A LA INFLACION (REI)

De acuerdo con el procedimiento establecido en el Perú para ajustar los estados financieros por inflación, cuando la devaluación es mayor que la inflación se produce una pérdida por

exposición a la inflación, por cuanto la pérdida en cambio relacionada con las deudas en dólares no puede ser compensada completamente por el ajuste por inflación de los respectivos activos no monetarios. Por otra parte, cuando la inflación es mayor que la devaluación se produce una utilidad por exposición a la inflación debido a que el ajuste por la actualización de los activos no monetarios es mayor que el de los respectivos pasivos en dólares.

En el año 2003, el REI arrojó una utilidad de S/.10.6 millones, en comparación con una pérdida de S/.8.3 millones del año anterior. La utilidad del 2003 se explica por: i) una devaluación negativa de 1.51%, que generó una utilidad en cambio en la conversión a soles del pasivo neto en moneda extranjera; y ii) una inflación de 1.02% que produjo una utilidad en la actualización del valor de los activos no monetarios. La pérdida del 2002 se explica por una devaluación de 2.06 %, que ocasionó una perdida en cambio muy superior a la utilidad que produjo la inflación de 1.67% en la actualización de los activos no monetarios.

PARTICIPACION DE LOS TRABAJADORES E IMPUESTO A LA RENTA

La participación de los trabajadores e impuesto a la renta registrados al 31 de diciembre del año 2003 y 2002 han sido calculados de acuerdo con las normas tributarias y contables vigentes.

GASTOS EXTRAORDINARIOS

El importe de S/.11.7 millones registrado en este rubro en el 2003 corresponde a una provisión para desvalorización de máquinas y equipos con más de una año de antigüedad, así como de unidades recuperadas por falta de pago. El monto registrado por este concepto en el 2002 ascendió a S/. 7.1 millones.

UTILIDAD NETA

La utilidad neta del año 2003 ascendió a S/.20.3 millones, en comparación con la utilidad de S/.10.8 millones del año anterior. La mayor utilidad neta del año 2003 se explica, principalmente, por una disminución de los gastos financieros, por un aumento de las utilidades de las subsidiarias y por la utilidad producida por el REI, lo cual permitió compensar el aumento de los gastos de venta y administración, el aumento de los gastos extraordinarios y la disminución de los ingresos financieros, así como incrementar la utilidad neta en S/. 9.5 millones (87.6%)..

ANALISIS DEL BALANCE GENERAL

Al 31 de diciembre del 2003, el total de pasivos ascendió a S/.496.6 millones, monto similar al total del pasivo al cierre del año anterior, que ascendió a S/.496.4 millones. De otro lado, al 31 de diciembre del 2003, el total de activos ascendió a S/.763.2 millones en comparación con S/.746.4 al cierre del año anterior, una aumento de S/.16.8 millones. Las variaciones más importantes entre las cuentas del activo al 31 de diciembre del año 2002 y 2001, que explican esta diferencia, son las siguientes:

- Aumento de Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) por S/.41.4 millones, debido a las siguientes operaciones: i) aumento de S/. 16.2

millones por recuperación de cartera entregada en colateral a patrimonios fideicometidos; ii) aumento de S/. 32.4 millones por ventas efectuadas en el ejercicio; y iii) disminución de 7.2 millones por aumento de la provisión para cobranza dudosa e incremento de intereses diferidos.

- Aumento de Otras Cuentas por Cobrar por S/. 32.4 millones, debido a: i) aumento de S/. 52.2 millones por transferencia de fondos a patrimonios fideicometidos para pago a inversionistas; ii) disminución de S/. 16.2 por transferencia a Cuentas por Cobrar Comerciales de cartera entregada en colateral a patrimonios fideicometidos; iii) disminución de S/. 4.8 millones por aumento de la provisión para cobranza dudosa; y iiii) otros aumentos por S/. 1.2 millones.

- Disminución de Inventarios por S/. 34.9 millones, atribuible a las siguientes operaciones: i) disminución de S/.22.7 millones en el inventario de unidades usadas, debido a la aplicación de un programa especial de realización de máquinas y equipos recuperados con antigüedad mayor a un año; y ii) una disminución de S/. 18.1 millones en el inventario de repuestos, gracias a mejoras introducidas en los sistemas de reposición de inventarios y al aumento de las ventas a la gran minería; y iii) aumento de 5.9 en el inventario de otras líneas.

- Disminución de de Inversiones en Valores por S/. 20.2 millones, como resultado de las siguientes operaciones: i) disminución de S/. 20.6 millones por venta de las acciones de Matreq Ferreyros S.A., una empresa constituida en Bolivia, en cuyo patrimonio la Compañía tenía una participación de 99%; ii) disminución de S/. 10.1 millones en el valor de la inversión en una subsidiaria, por efecto de una distribución de dividendos por el mismo importe, efectuada por dicha subsidiaria; iii) un aumento de S/. 7.0 millones por reconocimiento de utilidades de subsidiarias mediante la aplicación del método contable de participación patrimonial; y iii) otros aumentos por S/. 3.7 millones.

- Disminución neta del Activo Fijo por S/.6.8 millones, debido a las siguientes transacciones: a) aumento neto de S/. 11.4 millones por adquisición de unidades nuevas para renovación de la flota de alquiler antigua (tal como está diseñado el negocio de alquiler de equipos, la flota debe ser renovada cada tres años, para evitar el incremento de los gastos de mantenimiento y reparación y, consecuentemente, la disminución de la rentabilidad); ii) disminución de S/. 14.4 millones por depreciación de los activos fijos; registrada en el ejercicio y iii) disminución de S/. 1.5 millones por venta de un terreno; y iiii) otras disminuciones por S/. 2.3 millones,

- Disminución de Otros Activos por S/.17.7 millones por retiro de plusvalía mercantil vinculada con la inversión en Matreq Ferreyros, debido a la venta de las acciones de dicha Compañía.

LIQUIDEZ DE LA EMPRESA

El ratio corriente al 31-12- 03 es de 1.43, mayor que el ratio corriente de 1.28 al 31-12-02.

El ratio de apalancamiento financiero al 31-12-03 es de 1.75, en comparación con el ratio de 1.92 al 31-12-02 y de 2.62 al 31-12-01.

La significativa mejora en los ratios financieros ha sido posible gracias a la importante disminución de activos y pasivos en los últimos años, así como a la utilidad neta generada en el ejercicio.

CAMBIOS EN LOS RESPONSABLES DE LA ELABORACION Y REVISION DE LA INFORMACION FINANCIERA

Durante los años 2003 y 2002 no se han producido cambios en los responsables de la elaboración y revisión de la información financiera de la Compañía.

Al concluir esta Memoria, el directorio expresa nuevamente su reconocimiento a todos los clientes de la empresa, cuya preferencia le ha permitido alcanzar en el año 2003 importantes niveles de ventas, lo cual comproma la organización para continuar brindándoles la mejor atención. Agradecemos a las instituciones bancarias del Perú y el extranjero, por el apoyo financiero recibido. Llegue nuestra gratitud también a los señores accionistas, por la confianza depositada en el directorio y en la gerencia, y a todo el personal, que con su esfuerzo y dedicación han permitido alcanzar importantes logros en el año 2003.

EL DIRECTORIO

ANEXO 1

COTIZACION DE LA ACCION COMUN DE FERREYROS S.A.A. EN EL AÑO 2003

CODIGO ISIN	NEMONICO	MES	COTIZACIONES 2003				PRECIO
			APERTURA	CIERRE	MAXIMA	MINIMA	PROMEDIO
PEP73600104	FERREYC1	200301	0.46	0.57	0.73	0.46	0.62
PEP73600104	FERREYC1	200302	0.57	0.72	0.72	0.57	0.66
PEP73600104	FERREYC1	200303	0.70	0.86	0.86	0.70	0.81
PEP73600104	FERREYC1	200304	0.87	1.08	1.09	0.87	0.99
PEP73600104	FERREYC1	200305	1.12	1.00	1.20	1.00	1.09
PEP73600104	FERREYC1	200306	1.00	0.73	1.01	0.73	0.99
PEP73600104	FERREYC1	200307	0.73	0.62	0.73	0.62	0.65
PEP73600104	FERREYC1	200308	0.64	0.65	0.66	0.63	0.65
PEP73600104	FERREYC1	200309	0.64	0.68	0.70	0.62	0.63
PEP73600104	FERREYC1	200310	0.68	0.65	0.73	0.64	0.66
PEP73600104	FERREYC1	200311	0.65	0.72	0.72	0.63	0.65
PEP73600104	FERREYC1	200312	0.70	0.75	0.77	0.67	0.73

ANEXO 2

COTIZACION DE BONOS EMITIDOS POR FERREYROS S.A.A. EN EL AÑO 2003

CODIGO ISIN	NEMONICO	MES	COTIZACIONES 2003 APERTURA	CIERRE	MAXIMA	MINIMA	PRECIO PROMEDIO
PEP73600V109	FERR1CP3B	200304	0.0000	0.0000	0.0000	0.0000	96.7920
PEP73600A012	FERRE0BC4A	200301	101.3799	101.3607	103.7448	101.3607	101.4227
PEP73600A012	FERRE0BC4A	200302	0.0000	0.0000	0.0000	0.0000	102.8494
PEP73600A012	FERRE0BC4A	200303	101.8378	100.7259	101.8378	100.7259	101.6055
PEP73600A012	FERRE0BC4A	200304	103.4078	103.3134	103.4078	101.2122	103.3299
PEP73600A012	FERRE0BC4A	200305	104.3394	103.2092	104.3394	101.1920	103.2510
PEP73600A012	FERRE0BC4A	200306	102.1684	105.1491	105.1491	102.1339	103.0448
PEP73600A012	FERRE0BC4A	200307	107.1890	103.9308	107.1890	104.4344	104.9630
PEP73600A012	FERRE0BC4A	200308	106.8364	104.7411	106.8364	104.3331	105.5783
PEP73600A012	FERRE0BC4A	200309	107.1352	106.6838	107.1352	104.6118	106.0182
PEP73600A012	FERRE0BC4A	200310	104.5444	104.3861	106.3241	104.3861	105.7055
PEP73600A012	FERRE0BC4A	200311	104.6122	107.6500	107.6500	104.2592	105.2402
PEP73600A012	FERRE0BC4A	203312	104.1803	103.9997	105.7227	102.1905	105.4479
PEP73600A020	FERRE0BC4B	200304	99.4805	99.4805	99.4805	99.4805	99.4805
PEP73600A020	FERRE0BC4B	200305	100.7738	100.7692	101.2944	100.7692	101.0379
PEP73600A020	FERRE0BC4B	200306	100.7482.	100.4288	100.7482	98.8838	100.6810
PEP73600A020	FERRE0BC4B	200307	105.1939	102.5402	105.8048	101.9567	103.8597
PEP73600A020	FERRE0BC4B	200308	105.6311	102.4753	105.6311	102.4753	103.9286
PEP73600A020	FERRE0BC4B	200309	105.5070	103.0174	105.5070	102.4479	104.7880
PEP73600A020	FERRE0BC4B	200310	104.1588	102.3537	104.1588	102.3537	102.8460
PEP73600A020	FERRE0BC4B	200311	102.2872	102.2802	102.2872	102.2802	102.2813
PEP73600A020	FERRE0BC4B	200312	102.2500	104.3654	104.9694	102.2179	104.4332
PEP73600A038	FERRE0BC4C	200308	100.0000	100.0000	100.0000	100.0000	100.0000
PEP73600A038	FERRE0BC4C	200309	100.1278	100.1278	100.1278	100.1278	100.1278
PEP73600A038	FERRE0BC4C	200311	100.0280	100.0280	100.0280	100.0280	100.0280

Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: **Other information**

Lima, February 27th,2004

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached our Consolidated Financial Statements as of December 31st 2003, and our management report for that period.

Faithfully yours

Ferreyros S.A.A.

MARIELA GARCIA DE FABBRI
Gerente de División Finanzas

PLANTILLA DE INFORMACION FINANCIERA SECTOR DIVERSAS: Trimestral Individual y Consolidada

DATOS GENERALES DE LA EMPRESA

	Llenar los siguientes datos:	Observaciones
RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2003	Ingresar 4 digitos como maximo
Tipo de Informacion:	TC	Si es Trimestral Individual ingresar TI, si es Trimestral Consolidada ingresar TC
Periodo:	4	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	FERREYROS S.A.A. Y SUBSIDIARIAS	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasevnet.gob.pe
Factor de Reexpresion del Balance General :	1020	Ingresar el dato a 3 decimales sin considerar el punto decimal. Ejemplo: si se quiere ingresar 1.230 se digitará: 1230
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Totales Adicionales

Codigo	Descripcion	Observaciones	2003
T010	NUMERO DE ACCIONES COMUNES EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales	205000000
T020	NUMERO DE ACCIONES DE INVERSION EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales	0
T030	VALOR NOMINAL DE ACCIONES COMUNES (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 10.00 ingresar 1000	110
T040	VALOR NOMINAL DE ACCIONES DE INVERSION (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 1.00 ingresar 100	0
T130	PROVISION ACUMULADA PARA CUENTAS DE COBRANZA DUDOSA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	83336
T140	PROVISION ACUMULADA POR DESVALORIZACION DE EXISTENCIAS (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	13260
T150	PROVISION ACUMULADA PARA FLUCTUACION DE VALORES E INVERSIONES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	188
T080	AMORTIZACION ACUMULADA DE INTANGIBLES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	502
T170	DEPRECIACION ACUMULADA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	175494
T090	ADQUISICION DE INVERSIONES DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	1117
T100	ADQUISICION DE INMUEBLES, MAQUINARIA Y EQUIPOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	34928
T180	REVALUACION DE ACTIVOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	0

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

FERREYROS S.A.A. Y SUBSIDIARIAS
Balance General
Al 31 de Diciembre del año 2003 y 31 de Diciembre del año 2002
(En miles de nuevos soles)

Codigo	Activo	Notas	Al 31 de Diciembre 2003	Al 31 de Diciembre 2002
	Activo Corriente			
1D0101	Caja y Bancos	0	41,409	34,865
1D0102	Valores Negociables (neto de provisión acumulada)	0		
1D0103	Cuentas por Cobrar Comerciales (neto de provisión acumulada)	0	67,467	63,136
1D0104	Cuentas por Cobrar a Vinculadas	0		
1D0105	Otras Cuentas por Cobrar (neto de provisión acumulada)	0	81,458	43,630
1D0106	Existencias (neto de provisión acumulada)	3	226,760	271,823
1D0108	Activos por Instrumentos Financieros Derivados	0		
1D0107	Gastos Pagados por Anticipado	0	4,712	4,922
1D01ST	**Total Activo Corriente**		421,806	418,376
	Activo No Corriente			
1D0201	Cuentas por cobrar comerciales a largo plazo	0	43,993	27,380
1D0202	Cuentas por Cobrar a Vinculadas a Largo Plazo	0		
1D0203	Otras Cuentas por Cobrar a Largo Plazo	0		
1D0209	Existencias	0		
1D0204	Inversiones Permanentes (neto de provisión acumulada)	0	43,869	42,059
1D0210	Activos por Instrumentos Financieros Derivados	0		
1D0211	Inversiones en Inmuebles	0		
1D0205	Inmuebles, Maquinaria y Equipo (neto de depreciación y desvalorización acumulada)	4	261,988	277,263
1D0206	Activos Intangibles (neto de amortización y desvalorización acumulada)	0		18,423
1D0207	Impuesto a la Renta y Participaciones Diferidos Activo	0	6,965	3,731
1D0212	Crédito Mercantil	0		
1D0208	Otros Activos	0		
1D02ST	**Total Activo No Corriente**		356,815	368,856
1D020T	**TOTAL ACTIVO**		778,621	787,232

Pasivo y Patrimonio	Notas	Al 31 de Diciembre 2003	Al 31 de Diciembre 2002	Codigo
Pasivo Corriente				
Sobregiros Bancarios	0	29,749	28,783	1D0306
Préstamos Bancarios	0			1D0307
Cuentas por Pagar Comerciales	0	200,641	211,441	1D0302
Cuentas por Pagar a Vinculadas	0			1D0303
Otras Cuentas por Pagar	0	37,271	34,879	1D0304
Parte Corriente de las Deudas a Largo Plazo	0	19,653	44,443	1D0305
Pasivos por Instrumentos Financieros Derivados	0			1D0308
Total Pasivo Corriente		287,314	319,546	1D03ST
Pasivo No Corriente				
Deudas a largo plazo	0	224,215	218,029	1D0401
Cuentas por pagar a vinculadas	0			1D0402
Pasivos por Instrumentos Financieros Derivados	0			1D0405
Ingresos Diferidos (netos)	0	4,564	5,774	1D0403
Impuesto a la Renta y Particip.Diferidos Pasivo	0	377		1D0404
Total Pasivo No Corriente		229,156	223,803	1D04ST
Total Pasivo		516,470	543,349	1D040T
Contingencias	6			1D0501
Interés minoritario	0	0	0	1D0502
Patrimonio Neto				
Capital	0	230,010	184,683	1D0701
Capital adicional	0		41,435	1D0702
Acciones de Inversión	0			1D0703
Resultados no realizados	0			1D0708
Excedente de Revaluación	0	10,314	11,767	1D0704
Reservas Legales	0	5,081	3,864	1D0705
Otras Reservas	0			1D0706
Resultados Acumulados	0	16,746	2,134	1D0707
Efecto acumulado por reexpresión a moneda extranjera	0			1D0709
Total Patrimonio Neto		262,151	243,883	1D07ST
TOTAL PASIVO Y PATRIMONIO NETO		778,621	787,232	1D070T

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Ganancias y Pérdidas
Por los periodos terminados al 31 de Diciembre del año 2003 y 2002
(En miles de nuevos soles)

Codigo		Notas	Por el Trimestre especifico del 1 de Octubre al 31 de Diciembre de 2003	Por el Trimestre especifico del 1 de Octubre al 31 de Diciembre de 2002	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2003	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2002
	Ingresos Operacionales					
2D0101	Ventas Netas (ingresos operacionales)	0	185,558	175,548	771,947	688,266
2D0102	Otros Ingresos Operacionales	0	1,841	1,307	5,959	18,701
2D01ST	**Total de Ingresos Brutos**		**187,399**	**176,855**	**777,906**	**706,967**
2D0201	Costo de Ventas (Operacionales)	0	-137,117	-133,200	-580,016	-504,973
2D0202	Otros costos operacionales	0				
2D0203	**Total Costos Operacionales**		-137,117	-133,200	-580,016	-504,973
2D02ST	**Utilidad Bruta**		**50,282**	**43,655**	**197,890**	**201,994**
	Gastos Operacionales					
2D0302	Gastos de Ventas	0	-21,703	-19,395	-77,656	-79,116
2D0301	Gastos de Administración	0	-17,757	-17,472	-63,630	-64,394
2D0303	Provisión por perdidas por desvalorización de activos	0				
2D03ST	**Utilidad Operativa**		**10,822**	**6,788**	**56,604**	**58,484**
	Otros Ingresos (gastos)					
2D0401	Ingresos Financieros	0	5,511	5,572	18,083	24,741
2D0402	Gastos Financieros	0	-8,179	-10,418	-33,347	-47,695
2D0406	Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	0				
2D0407	Ganancia o pérdida por instrumentos financieros derivados	0				
2D0403	Otros Ingresos	0	1,736	1,288	4,152	1,258
2D0404	Otros Gastos	0				
2D0408	Efecto acumulado por cambios en las políticas contables	0				
2D0405	Resultado por Exposición a la Inflación	0	3,921	6,797	9,619	-9,024
2D04ST	**Resultado antes de Gastos Extraordinarios, Participaciones y del Impuesto a la Renta**		**13,811**	**10,027**	**55,111**	**27,764**
2D0501	Participación de los trabajadores corrientes y diferidos	0	-1,438	-1,087	-5,313	-2,847
2D0502	Impuesto a la Renta corriente y diferido	0	-4,772	-3,669	-17,490	-9,206
2D05ST	**Resultado antes de Gastos Extraordinarios**		**7,601**	**5,271**	**32,308**	**15,711**
2D0602	Gastos Extraordinarios (neto de participaciones e impuesto a la renta)	0	-3,423	-3,223	-11,653	-7,100
2D06ST	**Resultado antes de Interes Minoritario**		**4,178**	**2,048**	**20,655**	**8,611**
2D0701	Interés Minoritario	0	0	0	0	0
2D07ST	**Utilidad (Perdida) Neta del Ejercicio**		**4,178**	**2,048**	**20,655**	**8,611**
2D0801	Dividendos de acciones Preferentes	0	0	0	0	0
2D08ST	**Utilidad (Pérdida) Neta atribuible a los accionistas no preferentes**		**4,178**	**2,048**	**20,655**	**8,611**
2D0901	Utilidad (pérdida) básica por acción común	7	0.020000	0.010000	0.101000	0.042000
2D0902	Utilidad (pérdida) básica por acción de inversión		0.000000	0.000000	0.000000	0.000000
2D0903	Utilidad (pérdida) diluida por acción común		0.000000	0.000000	0.000000	0.000000
2D0904	Utilidad (pérdida) diluida por acción de inversión		0.000000	0.000000	0.000000	0.000000

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Flujos de Efectivo
Por los periodos terminados al 31 de Diciembre del año 2003 y 2002
(En miles de nuevos soles)

Codigo de Cuenta		Notas	Del 1 de Enero de 2003 al 31 de Diciembre de 2003	Del 1 de Enero de 2002 al 31 de Diciembre de 2002
	ACTIVIDADES DE OPERACIÓN			
	Cobranza (entradas) por:			
3D0101	Venta de bienes o servicios e ingresos operacionales	0	722,878	782,549
3D0110	Honorarios y comisiones	0		8,492
3D0103	Intereses y rendimientos (no incluidos en la actividad de inversión)	0	5,275	
3D0111	Dividendos (no incluidos en la actividad de inversión)	0		
3D0112	Regalías	0		
3D0104	Otros cobros de efectivo relativos a la actividad	0	12,374	13,202
	Menos pagos (salidas) por:			
3D0109	Proveedores de bienes y servicios	0	-586,514	-403,066
3D0105	Remuneraciones y beneficios sociales	0	-98,425	-91,783
3D0106	Tributos	0	-10,877	-12,733
3D0107	Intereses y rendimientos (no incluidos en la actividad de financiamiento)	0		
3D0113	Regalías	0		
3D0108	Otros Pagos de efectivo relativos a la actividad	0	-18,120	-30,135
3D01ST	**Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación**		**26,591**	**266,526**
	ACTIVIDADES DE INVERSIÓN			
	Cobranza (entradas) por:			
3D0201	Venta de valores e inversiones permanentes	0	17,280	
3D0209	Prestamos a vinculadas	0		
3D0202	Venta de inmuebles, maquinaria y equipo	0	2,209	9,949
3D0203	Venta de activos intangibles	0	17,373	1,066
3D0210	Intereses y rendimientos	0		
3D0211	Dividendos	0	11,205	
3D0204	Otros cobros de efectivo relativos a la actividad	0		3,424
	Menos pagos (salidas) por:			
3D0205	Compra de valores e inversiones permanentes	0	-1,117	-166
3D0212	Prestamos otorgados a vinculadas	0		-14,899
3D0206	Compra de inmuebles, maquinaria y equipo	0	-8,956	
3D0207	Compra y desarrollo de activos intangibles	0		
3D0208	Otros pagos de efectivo relativos a la actividad	0		
3D02ST	**Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión**		**37,994**	**-626**
	ACTIVIDADES DE FINANCIACION			
	Cobranza (entradas) por:			
3D0307	Aumento de sobregiros bancarios	0	2,537	0
3D0308	Aumento de prestamos bancarios	0	0	0
3D0301	Emisión de acciones o nuevos aportes	0	0	14,027
3D0309	Venta de acciones en tesorería	0	0	0
3D0302	Recursos obtenidos por emisión de valores u otras obligac. Largo plazo	0	140,535	
3D0303	Otros cobros de efectivo relativos a la actividad	0		
	Menos pagos (salidas) por:			
3D0312	Amortización o pago de sobregiros bancarios	0	-600	
3D0313	Amortización o pago de préstamos bancarios	0		
3D0304	Amortización o cancelación de valores u otras obligaciones de largo plazo	0	-140,245	-224,279
3D0310	Recompra de acciones propias (acciones en tesorería)	0		
3D0311	Intereses y rendimientos	0	-33,083	
3D0305	Dividendos	0	-1,910	
3D0306	Otros pagos de efectivo relativos a la actividad.	0	-35,533	-44,493
3D03ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiamiento**		**-68,299**	**-254,745**
3D0401	**Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo**		**-3,714**	**11,155**
3D0402	Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio	0	34,865	32,843
3D0403	Resultado por Exposición a la Inflación	0	10,258	-9,133
3D04ST	**Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio**		**41,409**	**34,865**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Flujos de Efectivo
Por los periodos terminados al 31 de Diciembre del año 2003 y 2002
(En miles de nuevos soles)

Codigo de Cuenta		Notas	Del 1 de Enero de 2003 al 31 de Diciembre de 2003	Del 1 de Enero de 2002 al 31 de Diciembre de 2002
	CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN			
3D05ST	Utilidad (Pérdida) neta del Ejercicio	0	20,655	8,611
	Más :			
3D0601	Ajustes a la Utilidad (Pérdida) del Ejercicio	0		
3D0609	Provisión de cuentas de cobranza dudosa	0	15,252	
3D0610	Provisión por desvalorización de existencias	0		
3D0611	Provisión por fluctuación del valor de los valores e inversiones	0		
3D0612	Depreciación del ejercicio	0	33,361	38,933
3D0613	Provisión por pérdida en el valor de uso de los activos	0		
3D0614	Amortización y castigo de activos intangibles	0	571	
3D0615	Provisión para protección del medio ambiente	0		
3D0616	Amortización de otros activos	0		
3D0604	Provisiones diversas	0	16,948	22,625
3D0606	Pérdida en venta de valores e inversiones permanentes	0	2,921	
3D0617	Pérdida en venta de inversiones en inmuebles	0		
3D0605	Pérdida en venta de inmuebles, maquinaria y equipo	0		
3D0618	Pérdida en venta de activos intangibles	0		
3D0619	Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo	0		
3D0620	Impuesto a la renta y participación de los trabajadores diferidos	0		
3D0621	Efecto acumulado por cambios en las políticas contables	0		
3D0607	Pérdida por activos monetarios no corrientes	0		
3D0608	Otros	0	19,030	33,640
	Menos:			
3D0701	Ajustes a la Utilidad (Pérdida) del Ejercicio	0		
3D0703	Utilidad en venta de valores e inversiones permanentes	0		
3D0706	Utilidad en venta de inversiones en inmuebles	0		
3D0702	Utilidad en venta de inmuebles, maquinaria y equipo	0	-323	-1,026
3D0707	Utilidad en venta de activos intangibles	0		
3D0704	Resultado por Exposición a la Inflación	0	-10,258	9,133
3D0708	Impuesto a la renta y participación de los trabajadores diferidos	0	-2,189	
3D0705	Ganancia por pasivos monetarios no corrientes	0		
3D0709	Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo	0		
3D0710	Efecto acumulado por cambios en las políticas contables	0		
3D0711	Otros	0		-2,243
	CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS			
3D0801	(Aumento) Disminución de Cuentas por Cobrar Comerciales	0	-43,994	31,847
3D0802	(Aumento) Disminución de Cuentas por Cobrar a Vinculadas	0		
3D0803	(Aumento) Disminución de Otras Cuentas por Cobrar	0	-12,327	7,909
3D0810	(Aumento) Disminución de Activos por Instrumentos Financieros Derivados	0		
3D0804	(Aumento) Disminución en Existencias	0	-1,359	66,596
3D0805	(Aumento) Disminución en Gastos Pagados por Anticipado	0	-710	-1,680
3D0806	Aumento (Disminución) de Cuentas por Pagar Comerciales	0	-709	71,631
3D0807	Aumento (Disminución) de Cuentas por Pagar a Vinculadas	0		
3D0809	Aumento (Disminución) de Otras Cuentas por Pagar	0	-10,278	-19,450
3D0811	Aumento (Disminución) de Pasivos por Instrumentos Financieros Derivados	0		
3D08ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación**		26,591	266,526
	PRINCIPALES TRANSACCIONES QUE NO GENERARON FLUJOS DE EFECTIVO EN EL PERIODO			
3D0901	Ajuste de ejercicios anteriores	0	0	0
3D0902	Bienes adquiridos en operaciones de arrendamiento financiero	0	0	0
3D0903	Compensación de pasivos corrientes	0	0	0
3D0904	Compensación de pasivos no corrientes	0	0	0
3D0905	Capitalización de acreencias u obligaciones	0	0	0
3D0906	Revaluación de activos	0	0	0
3D0907	Aportes de capital en bienes	0	0	0

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 31 de Diciembre del año 2003 y 2002
(En miles de nuevos soles)

Codigo de Cuenta		Capital	Capital Adicional	Acciones de Inversion	Resultados no Realizados	Excedente de Revaluacion	Reserva Legal	Otras Reservas	Resultados Acumulados	Efecto acumulado por Reexpresión a moneda extranjera	Total
4D0101	**Saldos al 1ero. de enero de 2002**	179,814	46,304			11,767	3,864		-6,438		235,311
4D0102	1. Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales										0
4D0103	2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el periodo										0
4D0104	3. Dividendos declarados y participaciones acordados durante el periodo										0
4D0105	4. Nuevos aportes de accionistas										0
4D0113	5. Movimiento de prima en la colocación de acciones (aportes)										0
4D0114	6. Acciones en tesorería										0
4D0107	7. Incrementos o disminuciones por fusiones o escisiones										0
4D0108	8. Revaluación de activos										0
4D0115	9. Transferencia de excedente de revaluación realizado										0
4D0109	10. Capitalización de partidas patrimoniales	4,869	-4,869								0
4D0110	11. Redención de Acc. de Inversión o reducción de capital										0
4D0111	12. Utilidad (Pérdida) Neta del Ejercicio								8,611		8,611
4D0116	13. Movimiento de resultados no realizados del periodo										0
4D0112	14. Otros incrementos o disminuciones de las partidas patrimoniales								-39		-39
4D01ST	**Saldos al 31 de Diciembre de 2002**	**184,683**	**41,435**	**0**	**0**	**11,767**	**3,864**	**0**	**2,134**	**0**	**243,883**
4D0201	**Saldos al 1ero. de enero de 2003**	184,683	41,435			11,767	3,864	0	2,134		**243,883**
4D0202	1. Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales										0
4D0203	2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el periodo										0
4D0204	3. Dividendos declarados y participaciones acordados durante el periodo								-2,490		-2,490
4D0205	4. Nuevos aportes de accionistas										0
4D0213	5. Movimiento de prima en la colocación de acciones (aportes)										0
4D0214	6. Acciones en tesorería										0
4D0207	7. Incrementos o disminuciones por fusiones o escisiones										0
4D0208	8. Revaluación de activos										0
4D0215	9. Transferencia de excedente de revaluación realizado										0
4D0209	10. Capitalización de partidas patrimoniales	45,327	-41,435			-1,453			-2,542		-103
4D0210	11. Redención de Acc. de Inversión o reducción de capital										0
4D0211	12. Utilidad (Pérdida) Neta del Ejercicio								20,655		20,655
4D0216	13. Movimiento de resultados no realizados del periodo										0
4D0212	14. Otros incrementos o disminuciones de las partidas patrimoniales						1,217		-1,011		206
4D02ST	**Saldos al 31 de Diciembre de 2003**	**230,010**	**0**	**0**	**0**	**10,314**	**5,081**	**0**	**16,746**	**0**	**262,151**

Ferreyros s.a.a.

VICTOR ASTETE PALMA
[illegible] División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

FERREYROS S.A.A. Y SUBSIDIARIAS
Consistencia de los Estados Financieros

BALANCE GENERAL	Al 31 de Diciembre	Al 31 de Diciembre
Total Activo **IGUAL a:**	778,621	787,232
- Total Pasivo+Patrimonio	778,621	787,232
Consistencia: ==>		

ESTADO DE PERDIDAS Y GANANCIAS	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2003	Consistencia	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2002	Consistencia
Rubros que deben ser POSITIVOS				
Ventas Netas (ingresos operacionales)	771,947		688,266	
Otros Ingresos Operacionales	5,959		18,701	
Ingresos Financieros	18,083		24,741	
Otros Ingresos	4,152		1,258	
Rubros que deben ser NEGATIVOS				
Costo de Ventas (Operacionales)	-580,016		-504,973	
Otros costos operacionales	0		0	
Gastos de Administración	-63,630		-64,394	
Provisión por perdidas por desvalorización de activos	0		0	
Gastos de Ventas	-77,656		-79,116	
Gastos Financieros	-33,347		-47,695	
Otros Gastos	0		0	
Gastos Extraordinarios (neto de participaciones e impuesto a la renta)	-11,653		-7,100	

ESTADO DE CAMBIOS EN EL PATRIMONIO NETO	Capital	Capital adicional	Acciones de Inversion	Resultados no Realizados	Excedente de Revaluacion	Reserva Legal	Otras Reservas	Resultados Acumulados	Efecto acumulado por Reexpresion a moneda extranjera
Saldos iniciales de Estado de Cambios del periodo actual **IGUALES a:**	184,683	41,435	0	0	11,767	3,864	0	2,134	0
Saldos del Balance General del periodo anterior	184,683	41,435	0	0	11,767	3,864	0	2,134	0
Consistencia: ==>									
Saldos finales del Estado de Cambios del periodo actual **IGUALES a:**	230,010	0	0	0	10,314	5,081	0	16,746	0
Saldos del Balance General del periodo actual	230,010	0	0	0	10,314	5,081	0	16,746	0
Consistencia: ==>									

	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2003	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2002
Utilidad (Perdida) Neta del Ejercicio del Estado de Cambios **IGUAL a:**	20,655	8,611
Utilidad (Perdida) Neta del Ejercicio del Estado de Ganancias y Perdidas	20,655	8,611
Consistencia: ==>		

ESTADO DE FLUJOS DE EFECTIVO	
El saldo de efectivo y equivalentes al inicio del Ejercicio del periodo actual **IGUAL a:**	34,865
Saldo de Caja y Bancos (posibilidad de considerar Valores negociables) del Balance General comparativo	34,865
Consistencia: ==>	
El saldo Efectivo y Equivalente de Efectivo al finalizar el Ejercicio del periodo actual **IGUAL a:**	41,409
Saldo de Caja y Bancos (posibilidad de considerar Valores negociables) del Balance General actual	41,409
Consistencia :==>	

Conciliacion del Resultado Neto con el Efectivo y Equivalentes de Efectivo Provenientes de las Actividades de Operación	Del 1 de Enero de 2003 al 31 de Diciembre de 2003	Del 1 de Enero de 2002 al 31 de Diciembre de 2002
Utilidad o pérdida del ejercicio del Estado de Flujo de Efectivo **IGUAL a:**	20,655	8,611
Utilidad (perdida) neta del ejercicio del Estado de Ganancias y Pérdidas	20,655	8,611
Consistencia: ==>		
	Del 1 de Enero de 2003 al 31 de Diciembre de 2003	Del 1 de Enero de 2002 al 31 de Diciembre de 2002
Aumento (Dism.) de Efectivo y Equivalente de Efectivo de la Conciliación **IGUAL a:**	26,591	266,526
Aumento (Dism.) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación.	26,591	266,526
Consistencia (*) :==>		

(*)Si el Flujo de Efectivo se preparo por el Método indirecto no se aplica esta validación.

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

FERREYROS S.A.A Y SUBSIDIARIAS

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS POR EL PERIODO TERMINADO EL 31 DE DICIEMBRE DEL 2003

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros se preparan de acuerdo con las disposiciones legales sobre la materia y con los principios de contabilidad generalmente aceptados en el Perú, que comprenden sustancialmente las Normas Internacionales de Contabilidad (NICs) oficializadas por el Consejo Normativo de Contabilidad.

Los estados financieros del período han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2002

Ajuste de los estados financieros para reconocer los efectos de la inflación

Los estados financieros han sido ajustados para reflejar el efecto de las variaciones en el poder adquisitivo de la moneda peruana de acuerdo con la metodología aprobada por el Consejo Normativo de Contabilidad. Esta metodología requiere la actualización de las partidas no monetarias de los estados financieros en función a su fecha de origen, aplicando los Indices de Precios al por Mayor. Las partidas monetarias y las partidas en moneda extranjera no son sujetas de ajuste al estar expresadas en moneda de poder adquisitivo de la fecha de cierre,

La variación en el poder adquisitivo de la moneda peruana establecida con base a los Indices de Precios al por Mayor, de acuerdo con estadísticas oficiales para el año terminado el 31 de diciembre del 2003, ha sido 2.0%.

2) PRINCIPIO DE CONSOLIDACION

Los estados financieros consolidados incluyen los activos, pasivos, patrimonio neto, ingresos y gastos y flujos de efectivo de Ferreyros S.A.A. y los de sus Subsidiarias, después de eliminar los saldos y las transacciones de importancia entre las compañías del grupo que se detallan a continuación:

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

	Porcentaje de propiedad
Orvisa Sociedad Anónima	100.0%
Motorindustria S.A.	100.0%
Fiansa S.A.	100.0%
Unimaq S.A.	100.0%
Depósitos Efe S.A.	100.0%
Domingo Rodas S.A.	100.0%
Heavy Machinery Services Limited	100.0%

El 1° de abril del 2003, la Compañía vendió su participación de 98.98% en el capital social de Matreq Ferreyros S.A. (una empresa constituida en la República de Bolivia). Por tal razón, el estado de ganancias y perdidas del año 2003 incluye las operaciones de Matreq Ferreyros S.A. efectuadas solamente en los tres primeros de dicho año.

3) EXISTENCIAS

Este rubro comprende:

	31/12/2003	31/12/2002
	(En miles de soles)	
Máquinas, motores y otros equipos	123,298	148,998
Repuestos	72,472	95,441
Servicios en proceso	25,057	20,785
Mercaderías	6,983	5,623
Productos terminados	869	193
Productos en proceso	1,401	1,142
Materia prima y suministros	3,854	4,234
Existencias por recibir	6,086	12,413
	240,020	288,829
Provisión para desvalorización	-13,260	-17,006
	226,760	271,823

4. REDUCCIÓN DEL VALOR DE LAS EXISTENCIAS A SU VALOR NETO DE REALIZACION

El movimiento del año de la provisión para desvalorización de existencias al 31 de diciembre fue el siguiente:

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19918

	S/.000
Saldo inicial	17,006
Adiciones del período	17,091
Aplicaciones por ventas	-13,828
Castigos	-4,187
Aplicación por Transferencias de Activos	2,822
Saldo final	13,260

5) INMUEBLES, MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada es el siguiente:

	Saldos iniciales	Adiciones al costo y/o aplicadas a resultados	Ventas	Transferencias	(*) Otros Cambios	Saldos Finales
			(miles de nuevos soles)			
Costo:						
Terrenos	62,540	288	-1,540	0	-11,484	49,805
Edificios y otras construcciones	96,025	1,970	-61	569	-6,922	91,581
Instalaciones	17,128	296	0	175	0	17,599
Maquinaria y Equipo	123,704	3,909	-1,620	5,099	-4,236	126,857
Maquinaria y Equipo- flota de alquiler	103,583	25,361	-1,331	-9,912	-5,893	111,808
Unidades de Transporte	9,234	374	-457	-106	-628	8,417
Muebles y enseres	27,687	2,338	-443	-177	-936	28,469
Trabajos en Curso	3,755	391	0	-963	-235	2,947
	443,656	34,928	-5,452	-5,316	-30,334	437,482
Depreciación acumulada:						
Edificios y otras construcciones	24,903	2,992	-4	0	-1,654	26,236
Instalaciones	9,150	1,005	0	4	0	10,158
Maquinaria y Equipo	70,567	15,131	-1,595	-1,059	-3,329	79,715
Maquinaria y Equipo- flota de alquiler	32,736	11,094	0	-12,453	-1,482	29,895
Unidades de Transporte	7,697	774	-451	-515	-340	7,165
Muebles y enseres	21,341	2,072	-400	-11	-678	22,325
	166,393	33,067	-2,449	-14,034	-7,483	175,494
Costo neto	277,263					261,988

(*) Incluye costo y depreciación acumulada correspondiente a los saldos iniciales de Matreq Ferreyros S.A., subsidiaria vendida en el mes de abril del 2003 (Nota 2).

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

6) DEUDA POR TITULOS EMITIDOS

Durante el año del 2003 la Compañía emitió y colocó a través de la Bolsa de Valores de Lima, instrumentos financieros denominados papeles comerciales. Asimismo, se emitieron y colocaron bonos corporativos. Al 31 de diciembre las obligaciones por estos conceptos son las siguientes:

Concepto	Fecha emisión	Fecha redención	Importe autorizado/ colocado	Importe pendiente de pago
			U.S:$000	U.S.$ 000
Papeles comerciales:				
Tercera emisión del primer programa de instrumentos de corto plazo Ferreyros-serie B	16/01/2003	11/01/2004	3,000 /	3,000
Interés efectivo anual de 3.83%			3,000	
Bonos corporativos:				
Cuarta emisión de Bonos Ferreyros-serie A	29/08/2002	29/08/2005	15000 /	15,000
Interés nominal anual de 7.5%			15,000	
Cuarta emisión de Bonos Ferreyros-serie B	07/04/2003	07/04/2006	10000 /	10,000
Interés nominal anual de 6.25%			10,000	
Cuarta emisión de Bonos Ferreyros-serie C	25/07/2003	25/07/2006	5000 /	5,000
Interés nominal anual de 4.5%			5,000	
				30,000
Total				33,000

Los intereses devengados en el período por títulos de deuda ascendieron a S/.6,823 miles.

7) CONTINGENCIAS Y COMPROMISOS

Al 31 de diciembre del 2003, la Compañía tiene las siguientes contingencias tributarias:

a) Apelación pendiente de resolución ante el Tribunal Fiscal, relacionada con una Resolución de Multa por supuesto tributo omitido en el pago de regularización del impuesto a la renta del ejercicio 2000 por S/.2.0 millones, incluyendo intereses.

b) En el mes de abril del 2003 la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas sobre las cuales la

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

Compañía presentó un recurso de reclamación a la Administración Tributaria. Estas acotaciones ascienden a S/.3.3 millones, incluyendo multas e intereses.

Por otra parte, al 31 de diciembre del 2003 la Compañía mantiene en proceso de reclamación un juicio por concepto de indemnización por responsabilidad extracontractual iniciado por terceros por US$ 1.95 millones.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichos juicios y acotaciones son improcedentes y que el resultado final sería favorable a la Compañía.

Asimismo; la compañía tiene los siguientes compromisos

a) Avales por US$ 1.2 millones y US$ 4.8 millones, que garantizan operaciones de crédito de subsidiarias y de operaciones de compra de terceros, respectivamente.

b) Fianzas bancarias a favor de entidades financieras por US$ 3.9 millones, que garantizan transacciones diversas.

8) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

	Trimestres terminados el :		Años terminados el :	
	31-12-03	31-12-02	31-12-03	31-12-02
Utilidad neta S/ .	4,178,000	2,048,000	20,655,000	8,611,000
Promedio ponderado de acciones comunes en circulación	205,000,000	205,000,000	205,000,000	205,000,000
Utilidad básica por acción S/.	0.020	0.010	0.101	0.042

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación a la fecha de los estados financieros. Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluída; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

DECLARACIÓN DE RESPONSABILIDAD

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. y Subsidiarias durante el período terminado el 31 de diciembre del 2003. Sin perjuicio de la responsabilidad que compete al emisor. Los firmantes se hacen responsables por su contenido conforme a los dispositivos legales aplicables.

Hugo Sommerkamp M.
Gerente Central de Administración
y Control de Gestión

Víctor Astete P.
Gerente División de Contraloría

Para mayor información contactarse con:
Mariela García, Gerente de División Finanzas
Teléfonos: (51-1) 336-7092 – 3367070, anexo 4252

FERREYROS S.A.A. Y SUBSIDIARIAS

INFORME DE GERENCIA POR EL CUARTO TRIMESTRE DEL AÑO 2003

(Lima, Perú, 26 de marzo del 2004).- Ferreyros distribuidor líder de bienes de capital en el Perú, anuncia sus resultados financieros consolidados del cuarto trimestre del 2003. Las cifras se presentan en soles constantes, considerando el índice de precios al por mayor publicado por el Instituto Nacional de Estadística.

Las ventas al 31-12-03 ascendieron a S/. 770.9 millones, en comparación con S/. 739.2 millones del mismo periodo del año anterior, un incremento de 4.3%.

El resultado al 31-12-03 arrojó una utilidad neta de S/. 20.6 millones en comparación con la obtenida en el mismo período del año anterior que ascendió a S/. 8.6 millones, un incremento de 139.2% .

A continuación se presentan las explicaciones de las variaciones más importantes entre los estados financieros de la Compañía correspondientes al cuarto trimestre del 2003 y 2002. Para este propósito, algunas cifras del estado de ganancias y pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el estado de ganancias y pérdidas que se presenta a la Conasev y Bolsa de Valores de Lima, se incluye en el rubro Otros Ingresos Operacionales solamente la utilidad bruta obtenida en dichas operaciones.

INFORMACION FINANCIERA

ANALISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS.- Las ventas netas del cuarto trimestre del 2003 ascendieron a S/. 184.3 millones, en comparación con S/. 165.7 millones del mismo período del año del anterior, un incremento de 11.2 %. En conjunto, las ventas de productos principales (máquinas, motores, equipos, automotriz y unidades usadas), de alquiler de equipos y de ventas de subsidiarias fueron similares a las del cuarto trimestre del año anterior (S/. 52.3 millones en el 4T 2003; 52.6 millones en el 4T del 2002). Sin embargo, en el cuarto trimestre del 2003, las ventas de repuestos y servicio fueron mayores en 16.7% a las del mismo trimestre del año anterior (S/.131.9 millones en el 4T del 2003; S/.113 millones en el 4T del 2002). Este incremento fue generado, principalmente, por el aumento de la demanda de servicio posventa, generado por el parque de maquinaria Caterpillar vendida en años anteriores, principalmente a empresas de la gran minería.

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

UTILIDAD EN VENTAS.- La utilidad en ventas del cuarto trimestre del 2003 ascendió a S/. 49 millones, en comparación con la obtenida en el mismo período del año anterior que fue de S/. 41.7 millones, un incremento de 17.5%. En términos porcentuales, la utilidad bruta del cuarto trimestre del 2003 es superior a la del mismo período del año anterior (26.6% vs 25.2%), debido a la mayor incidencia de las ventas de repuestos y servicios, las cuales tienen márgenes brutos mayores que los de las ventas de productos principales.

OTROS INGRESOS DE OPERACIÓN.- En el cuarto trimestre del 2003 se registró en este rubro, principalmente, ingresos provenientes de una asociación en participación constituida por la Compañía y un proveedor del exterior. Los ingresos recibidos por la Compañía de la asociación en participación se determinan en función del número de unidades embarcadas y facturadas por el proveedor del exterior a un cliente domiciliado en el país. En el cuarto trimestre del 2002 no se registraron ingresos por este concepto.

GASTOS DE VENTA Y ADMINISTRACION.- Los gastos de venta y administración ascendieron en el cuarto trimestre del 2003 a S/. 39.5 millones en comparación con S/. 34.7 millones del mismo período del año anterior, un incremento de 13.9 %, debido a lo siguiente:

- Aumento de remuneraciones otorgado a los trabajadores de la Compañía, a partir del mes de julio, para reponer parte de la pérdida del poder adquisitivo de la moneda peruana, ocasionada por la inflación de los últimos cinco años, período en el cual dichas remuneraciones se mantuvieron congeladas.
- Aumento de los gastos variables como consecuencia del aumento de las ventas del período.
- Aumento de fletes pagados por transporte de repuestos y componentes a los centros mineros, como consecuencia del importante aumento de la demanda de servicio posventa
- Aumento de los gastos de apoyo "in situ" a clientes mineros, a fin de promover mayores ventas de repuestos y servicio.
- Aumento de los gastos de capacitación de mecánicos, para cumplir con los estándares de calidad exigidos por los clientes de la gran minería.

Los gastos de venta y administración del año 2003 ascendieron a S/.139.6 millones en comparación con S/.135.2 millones del año anterior, un incremento de 3.2%.

INGRESOS FINANCIEROS.- En este rubro se registra, principalmente intereses de ventas a plazo e intereses moratorios de cuentas por cobrar a clientes. Los ingresos financieros del cuarto trimestre del 2003 ascendieron a S/. 5.5 millones en comparación con S/. 5.9 millones del mismo período del año anterior, una reducción de 6.7 %, como consecuencia de una reducción de las ventas de productos principales financiadas por la Compañía. Al respecto, cabe señalar que, a partir del presente ejercicio, la Oficina Matriz ha endurecido los requisitos para el otorgamiento de crédito a sus clientes, a fin de mantener un bajo índice de morosidad en su cartera de cuentas por cobrar. La disminución

FERREYROS S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

FERREYROS S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

de los ingresos financieros en el 2003, se compensará en años futuros con una menor provisión para cuentas de cobranza dudosa.

GASTOS FINANCIEROS.- Los gastos financieros ascendieron a S/. 8.1 millones en el cuarto trimestre del 2003 en comparación con S/. 10.2 millones del mismo período del año anterior, una disminución de 19.7%, debido a: i) una disminución de S/. 40.6 millones en el pasivo promedio del trimestre (el pasivo promedio disminuyó de S/. 543.2 en el 4T del 2002 a S/ 502.6 millones en el 4T del 2003); y ii) una disminución de las tasas de interés tanto en el mercado financiero local como internacional.

OTROS INGRESOS (EGRESOS).- En el cuarto trimestre del 2003, en este rubro se registró un ingreso neto de S/. 1.7 millones en comparación con un ingreso neto de S/. 1.1 millones del mismo período del año anterior. La diferencia se debe, básicamente, a una recuperación de impuesto a la renta, pagado en meses anteriores por cuenta de un proveedor no domiciliado, por S/. 1.6 millones.

GANANCIA (PERDIDA) POR EXPOSICION A LA INFLACION (REI).- De acuerdo con el procedimiento establecido en el Perú para ajustar los estados financieros por inflación, cuando la devaluación es mayor que la inflación, se produce una pérdida por exposición a la inflación, por cuanto la pérdida en cambio relacionada con las deudas en dólares no puede ser compensada completamente por el ajuste por inflación de los respectivos activos no monetarios. Por otra parte, cuando la inflación es mayor que la devaluación se produce una utilidad por exposición a la inflación debido a que el ajuste por actualización de los activos no monetarios es mayor que el de los respectivos pasivos en dólares.

En el cuarto trimestre del 2003, el REI arrojó una utilidad de S/. 3.9 millones en comparación con el REI del mismo período del año anterior que arrojó una utilidad de S/. 5.9 millones. La utilidad por REI del cuarto trimestre del año 2003 se explica por: i) una devaluación negativa de 0.57 %, que generó una utilidad en cambio en la conversión a soles del pasivo neto en moneda extranjera, y ii) por una inflación de 1.01%, que produjo una utilidad en la actualización del valor de los activos no monetarios. La utilidad por REI del cuarto trimestre del año 2002 se explica por una devaluación negativa de -3.5%, que generó una utilidad en cambio superior a la pérdida ocasionada por la actualización de los activos no monetarios, debido a una inflación negativa de –0.17 %

GASTOS EXTRAORDINARIOS, NETO DE PARTICIPACIONES E IMPUESTO A LA RENTA.- El importe de S/. 3.4 millones registrado en el cuarto trimestre del 2003 corresponde a una provisión para desvalorización de mercadería con más de un año de antigüedad, así como de mercadería recuperada como consecuencia de resoluciones de contratos de compra venta a plazo, El monto registrado por este concepto en el cuarto trimestre del año anterior ascendió a S/.3.2 millones.

FERREYROS S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

PARTICIPACIONES E IMPUESTO A LA RENTA.- Las participaciones e impuesto a la renta al cierre del cuarto trimestre del 2003 y 2002 han sido calculadas de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA.- La utilidad neta del cuarto trimestre del 2003 ascendió a S/. 4.2 millones en comparación con S/. 1.7 millones del mismo período del año anterior, un incremento de 140.3%, debido a una mayor utilidad bruta, disminución de gastos financieros e incremento neto de otros ingresos (egresos), lo cual permitió compensar el aumento de los gastos de venta y administración, la disminución de los ingresos financieros y la menor ganancia por REI, así como incrementar la utilidad neta en S/.2.4 millones.

ANALISIS DEL BALANCE GENERAL

Al 31-12-03, el total de pasivos ascendió a S/. 511.5 millones en comparación con S/. 494.8 millones al 30-09-03, un incremento de S/. 16.7 millones. Por otra parte, el total de activos al 31-12-03 ascendió a S/. 778.6 millones en comparación con S/. 758.1 millones al 30-09-03, un aumento neto de S/. 20.5 millones. Las principales variaciones de las cuentas del activo que explican este incremento son las siguientes:

a) Aumento de Cuentas por Cobrar Comerciales, a corto y largo plazo, por S/. 30.0 millones, que se explica por: a) incremento de S/.35.7 millones por cartera titulizada recomprada; b) un aumento de S/. 12.2 millones por recuperación de cartera entregada en colateral a sociedades titulizadoras (ver punto siguiente); c) disminución de S/. 14.8 millones por mayores cobranzas; y d) disminución de S/.3.1 millones por aumento de la provisión para cuentas de cobranza dudosa.
b) Disminución de Cuentas por Cobrar no Comerciales por S/. 11.8 millones, debido a las siguientes transacciones: a) disminución de S/. 12.2 millones por transferencias a Cuentas por Cobrar Comerciales de cartera entregada en colateral a sociedades titulizadoras; y b) otros incrementos por S/.0.4 millones.
c) Disminución neta del Activo Fijo por S/. 3.8 millones, que se explica por: a) aumento de S/. 1.4 millones por adquisición de equipos de alquiler para renovación de la flota antigua; b) disminución de S/. 5.3 millones por transferencia de equipos de la flota de alquiler al rubro inventarios; c) disminución de S/. 2.9 millones por aumento de la depreciación acumulada; y d) otros aumentos netos por S/.3.0 millones.

LIQUIDEZ DE LA COMPAÑÍA

El ratio corriente al 31-12-03 es de 1.47, menor que el ratio corriente de 1.61 al 30-09-03. La disminución del ratio corriente al cierre del cuarto trimestre del 2004 se debe a un aumento de los pasivos debido a una recompra de cuentas por cobrar titulizadas por S/. 35.7 millones.

El ratio de apalancamiento financiero al 31-12-03 es de 1.81, en comparación con 1.77 al 30-09-03. El pequeño aumento en el ratio de apalancamiento en el cuarto trimestre del 2003 se debe a que la Compañía ha dejado de utilizar el

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

mecanismo de la titulización de cuentas por cobrar como fuente de financiamiento.

La conformación de las obligaciones de la Compañía al 31 de diciembre 2003 se muestra en el anexo 4.

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. Y SUBSDIARIAS **ANEXO 1**

Estado de Ganancias y Pérdidas

(En miles de soles constantes)

	4T 03	%	3T 03	%	4T 02	%	4T 03/ 3T 03 %	4T 03/ 4T 02 %	Acumulado al 31-12-2003	%	Acumulado al 31-12-2002	%	Variación %
Ventas Netas	**184,261**	100.0	**180,429**	100.0	**165,698**	100.0	2.1	11.2	770,861	100.0	739,247	100.0	4.3
Costo de Ventas	-135,230	-73.4	-132,225	-73.3	-123,967	-74.8	2.3	9.1	-578,071	-75.0	-552,674	-74.8	4.6
Utilidad en ventas	49,031	26.6	48,204	26.7	41,731	25.2	1.7	17.5	192,790	25.0	186,573	25.2	3.3
Otros ingresos operacionales	1,252	0.7	0	-	0	-	n/a	n/a	3,164	0.4	3,216	0.4	-1.6
Utilidad Bruta	50,283	27.3	48,204	26.7	41,731	25.2	4.3	20.5	195,954	25.4	189,789	25.7	3.2
Gastos de Venta y Administración	-39,460	-21.4	-32,838	-18.2	-34,652	-20.9	20.2	13.9	-139,589	-18.1	-135,242	-18.3	3.2
Utilidad en operaciones	**10,823**	5.9	**15,366**	8.5	**7,080**	4.3	-29.6	52.9	**56,365**	7.3	**54,547**	7.4	3.3
Ingresos Financieros	5,512	3.0	4,737	2.6	5,910	3.6	16.4	-6.7	18,030	2.3	24,584	3.3	-26.7
Gastos Financieros	-8,180	-4.4	-8,478	-4.7	-10,191	-6.2	-3.5	-19.7	-32,652	-4.2	-45,133	-6.1	-27.7
Otros Ingresos (Egresos), neto	1,734	0.9	-736	-0.4	1,065	0.6	n/a	62.9	3,110	0.4	3,037	0.4	2.4
Utilidad antes de Resultado por exposición a la inflación	**9,890**	5.4	**10,889**	6.0	**3,864**	2.3	-9.2	156.0	**44,853**	5.8	**37,035**	5.0	21.1
Ganancia (Pérdida) por Exposición a la Inflación	3,920	2.1	487	0.3	5,897	3.6	705.3	-33.5	10,258	1.3	-9,203	-1.2	n/a
Utilidad (pérdida) antes de Participaciones Impuesto a la Renta e interes minoritario	**13,810**	7.5	**11,376**	6.3	**9,761**	5.9	21.4	41.5	**55,111**	7.1	**27,832**	3.8	98.0
Participaciones	-1,438	-0.8	-971	-0.5	-1,100	-0.7	48.1	30.7	-5,313	-0.7	-2,859	-0.4	85.8
Utilidad (pérdida) antes de Impuesto a la Renta e interes minoritario	**12,373**	6.7	10,405	5.8	8,660	5.2	18.9	42.9	49,798	6.5	24,973	3.4	99.4
Impuesto a la Renta	-4,772	-2.6	-3,140	-1.7	-3,699	-2.2	52.0	29.0	-17,490	-2.3	-9,237	-1.2	89.4
Interes minoritario	0	-	0	-	0	-	n/a	n/a	0	-	0	-	n/a
Utilidad (pérdida) neta antes de Gastos extraordinarios	**7,601**	4.1	**7,265**	4.0	**4,962**	3.0	4.6	53.2	**32,308**	4.2	**15,736**	2.1	105.3
Gastos extraordinarios	-3,423	-1.9	-1,488	-0.8	-3,223	-1.9	130.1	6.2	-11,653	-1.5	-7,100	-1.0	64.1
Utilidad neta	**4,178**	2.3	**5,777**	3.2	**1,739**	1.0	-27.7	140.3	**20,655**	2.7	**8,636**	1.2	139.2

Ferreyros S.A.A.

HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 2

FERREYROS S.A.A. Y SUBSIDIARIAS

Datos del Balance General
(En miles de soles constantes)

				Variación %	
				30/6/03	30/6/03
	31-12-03	30-09-03	31-12-02	31/3/03	31/12/02
Caja y bancos	41,410	40,335	35,344	2.7	17.2
Cuentas por cobrar comerciales	67,467	51,318	51,453	31.5	31.1
Cuentas por cobrar no comerciales	81,458	93,246	43,846	-12.6	85.8
Inventarios	226,760	222,211	257,089	2.0	-11.8
Otros activos corrientes	4,712	7,820	6,310	-39.7	-25.3
Activo Corriente	**421,807**	**414,931**	**394,043**	1.7	7.0
Cuentas por cobrar comerciales a largo plazo	43,993	30,187	30,127	45.7	46.0
Inmueble, maquinaria y equipo					
Equipo de alquiler	111,808	108,544	97,570	3.0	14.6
Otros activos fijos	325,674	329,495	314,793	-1.2	3.5
	437,482	438,039	412,363	-0.1	6.1
Depreciación acumulada	-175,494	-172,311	-158,627	1.8	10.6
Inmueble, maquinaria y equipo, neto	261,988	265,728	253,736	-1.4	3.3
Inversiones	43,869	42,354	61,794	3.6	-29.0
Otros activos no corrientes	6,965	4,939	22,338	41.0	-68.8
Activo no Corriente	**356,815**	**343,208**	**367,996**	4.0	-3.0
Total Activo	**778,622**	**758,139**	**762,039**	2.7	2.2
Deuda de corto plazo	250,043	220,402	267,182	13.4	-6.4
Otros pasivos corrientes	37,201	37,128	33,214	0.2	12.0
Pasivo corriente	**287,244**	**257,530**	**300,396**	11.5	-4.4
Deuda de largo plazo	224,285	237,308	211,738	-5.5	5.9
Total Pasivo	**511,529**	**494,837**	**512,135**	3.4	-0.1
Ganancias diferidas	4,941	5,210	5,898	-5.2	-16.2
Interes minoritario	0	0	0		
Patrimonio	**262,152**	**258,092**	**244,006**	1.6	7.4
Total Pasivo y Patrimonio	**778,622**	**758,139**	**762,039**	2.7	2.2
Otra informacion Financiera					
Depreciación y amortización (cifras acumuladas al cierre de cada período)	33,638	25,008	38,818		
UAIDA	**99,490**	**76,079**	**113,886**		
Ratios Financieros					
Ratio corriente	1.47	1.61	1.31		
Apalancamiento Financiero	1.81	1.77	1.96		
Valor contable por acción	1.28	1.26	1.51		

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

FERREYROS S.A.A Y SUBSIDIARIAS **ANEXO 3**

Ventas netas por Area de Operaciones

(En miles de soles constantes)

	4T 03	%	3T 03	%	4T 02	%	4T 03/ 3T 03 %	4T 03/ 4T 02 %	Acumulado al 31-12-03	%	Acumulado al 31-12-02	%	Variación %
Caterpillar													
Gran minería	12,875	7.0	3,226	1.8	9,176	5.5	299.1	40.3	35,834	4.6	43,882	5.9	-18.3
Otros	2,024	1.1	9,585	5.3	9,832	5.9	-78.9	-79.4	90,273	11.7	95,082	12.9	-5.1
	14,899	8.1	**12,811**	7.1	**19,009**	11.5	16.3	-21.6	126,107	16.4	138,965	18.8	-9.3
Equipos	9,862	5.4	6,789	3.8	6,513	3.9	45.3	51.4	29,573	3.8	27,070	3.7	9.2
Automotriz	1,732	0.9	2,083	1.2	908	0.5	-16.8	90.8	10,338	1.3	3,820	0.5	170.6
	26,493	14.4	**21,683**	12.0	**26,429**	16.0	22.2	0.2	**166,018**	21.5	**169,854**	23.0	-2.3
Repuestos y servicios	131,965	71.6	136,636	75.7	113,050	68.2	-3.4	16.7	500,347	64.9	467,035	63.2	7.1
Alquileres	6,922	3.8	8,530	4.7	9,796	5.9	-18.9	-29.3	32,385	4.2	34,765	4.7	-6.8
Unidades usadas	8,668	4.7	5,164	2.9	7,403	4.5	67.9	17.1	28,053	3.6	25,300	3.4	10.9
Otras ventas de subsidiarias	10,213	5.5	8,416	4.7	9,020	5.4	21.3	13.2	44,057	5.7	42,293	5.7	4.2
Total	**184,261**	100.0	**180,429**	100.0	**165,698**	100.0	2.1	11.2	**770,861**	100.0	**739,247**	100.0	4.3

FERREYROS S.A.A.

HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

FERREYROS S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. Y SUBSIDIARIAS **ANEXO 4**

Conformación del Pasivo al 31 de diciembre del 2003
(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo	
			Parte corriente	Largo Plazo
Bancos	7,112	5,512	448	1,152
Papeles Comerciales	2,988	2,988		
Proveedores:				
Caterpillar	51,315	50,347	725	243
Otros	9,239	7,996	954	289
Bonos corporativos	30,000			30,000
Caterpillar Financial Services	36,277	-	3,547	32,730
Otros pasivos	10,739	10,739		
Total	147,670	77,582	5,674	64,414

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría